Form 20-F/A
period 1998-01-31
BELMONT RESOURCES INC
filed 1999-08-03
CIK 1056301

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Mark One)
[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JANUARY
31, 1999

OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM
______________ TO ______________

COMMISSION FILE NUMBER: 0-29616

BELMONT RESOURCES INC.
(Exact name of registrant as specified in its charter)

British Columbia, Canada                     Not Applicable
(State or jurisdiction of incorporation      I.R.S. Employer
or organization)                             Identification No.)

666 Burrard Street, Suite 1180, Vancouver, British Columbia V6C 2X8 (Address of principal executive offices) (Zip Code)

Registrant's telephone number:  (604) 683-6648

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) been subject to such filing
requirements for the past 90 days.  Yes   X    No.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 20-F or any amendment to this Form 20-F [ ].

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 16, 1999: Common Stock, no par value -- $191,125. As of June 16, 1999, the registrant had 19,764,012 shares of common stock issued and outstanding.

TABLE OF CONTENTS

PART I                                      PAGE

Item 1.  DESCRIPTION OF BUSINESS             3

Item 2.  DESCRIPTION OF PROPERTY            12

Item 3.  legal proceedings                  13

Item 4.  CONTROL OF REGISTRANT              13

Item 5.  NATURE OF TRADING MARKET           15

ITEM 6.  EXCHANGE CONTRoLS AND OTHER LIMITATIONS
         AFFECTInG SECURITY HOLDERS         15

ITEM 7.  TAXATION                           17

ITEM 8.  SELECTED FINANCIAL DATA             20

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF
         OPERATIONS                          20

Item 10.  directors and officers of the registrant   24

Item 11.  compensation OF DIRECTORS AND OFFICERS     26

Item 12.  OPTIONS TO PURCHASE SECURITIES FROM
          REGISTRANT OR SUBSIDIARIES              26

Item 13.  INTEREST OF MANAGEMENT IN
          CERTAIN transactions                    27

PART II

Item 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED 27

PART III

Item 15.  DEFAULTS UPON SENIOR SECURITIES  27

Item 16.  CHANGES IN SECURITIES, CHANGES IN SECURITY FOR
          REGISTERED SECURITIES AND USE OF
          PROCEEDS                              27

PART IV

Item 17.  FINANCIAL STATEMENTS AND EXHIBITS     27

SIGNATURE                                       29

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS.

GLOSSARY

The Following is a "Glossary" of the terms used throughout this document and the Exhibits hereto, or both:

Antimony Pyrite Ore:     A mineral in which sulfur exists in
combination with antimony (a metallic element, brittle, lustrous, and white in color).

Au:    Latin, aurum-symbol for gold.

Contained Ounces    Represent metallic ounces contained in a
mineral wherever extraction (dilution) loss and/or processing metallurgical recovery, both in percent, has not been calculated in the estimated ounces contained in the mineral.

Development Concessions: A permission or a right obtained through an agreement, from the owner of a mining property, to exploit the mineral or the metallic values contained in the mineral deposit.

Development:   The process of preparing a property containing an
established commercially minable deposit, but which is not in production, for extraction.

Diamond Drilling:   Method of exploring below the surface of the
earth by using drills equipped with diamond bits.

Exploration:   The search for mineral deposits on properties
which are not in either development or production.

Feasibility Study: A document outlining the technical and financial details of the proposed project. This document is usually prepared for submission to a financial institution that is considering to loan funds for the implementation of the project.

Floatation Mill:    A plant for producing concentrates from
metallic minerals through a process of crushing, grinding, and froth flotation.

Geochemical Sampling:    The sampling of rocks, stream sediments,
and soils in order to locate anomalous concentrations of ore minerals. The samples are usually analyzed by various methods to determine the quantities of elements or minerals in each sample.

Geophysical Survey: The exploration of an area in which physical properties relating to geology are used. Geophysical methods include seismic, magnetic, gravity, electromagnetic, and induced polarization techniques.

Gpt:   Grammes per ton.

Mineral Deposits:   Implication that the rocks contain sulfide
minerals and that these could be related to ore.

NSR:   Net smelter return.

Ore:   A mixture of valuable and non-valuable minerals which can
be mined and processed to produce a mineral product which can be sold at a profit. The valuable mineral is usually a metallic mineral.

Ore Beds: Ore aggregations or layers occurring between or in rocks of sedimentary origin.

Re Zones: Zones or areas within a rock mass in which ore is known to exist.

Pressate: Waste water or wash.

Probable (Indicated) Reserves:     Reserves for which quantity
and grade and/or quality are computed from information similar to that used for proven (measure) reserves, but the sites for inspection, sampling, measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Production:    The process of mineral deposit exploitation.

Proven (Measured) Reserves:   Reserves for which (a) quantity if
computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grand and/or quality are computed form the results of detained sampling and (b) the sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves were well-established.

Proven and Probable Reserves: Represent that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve estimation.

Sb:    Periodic symbol for stibium pertaining to antimony.

Ton:   A unit of mass.  In the UK 1 ton=2240 pound (lb).
However, in the U.S. 1 ton=2000 pound. Therefore, the former is referred to as a long ton in the U.S.

Tonne: A unit of mass equal to 1000 kg (1 kg=2.2046 pound)

The Company.

Belmont Resources Inc. (the "Company") is an internationally diversified natural resource company engaged in the acquisition, exploration, and if warranted, development of its resource properties in Slovakia. The Company was originally incorporated in the Province of British Columbia by registration of its Memorandum and Articles on January 18, 1978. The Company's current focus is to move its Slovakian mining project from the exploration and development stages to the production stage within the next year. Currently the Company is in the development stage and has not generated any revenues from operations.

       The Company became a reporting company in British Columbia on February 14, 1979, which was the date a receipt was issued for the Company's final prospectus by the British Columbia Securities Commission. The Company has 50,000,000 shares of Common stock authorized, and as of January 31, 1999, 19,600,012 shares of common stock issued and outstanding. The Common stock of the Company began trading on the Vancouver Stock Exchange on February 14, 1979 under the trading symbol "BEO."

       The Company's executive head office is located at 1180-666
Burrard Street, Vancouver, B.C., Canada V6C 2X8. The contact person in the head office is Gary Musil, Secretary. The telephone number is (604) 683-6648 and the facsimile number is
(604) 683-1350.

       On December 17, 1996, Ivan P. Liptak retired as President of the Company and resigned from the Board of Directors. Additionally, Jurgen T. Preuss resigned as a Director on the Board. Messrs. Liptak and Preuss actions were taken to permit the Company to restructure management as a result of the Slovakian property purchase. Vojtech Agyagos, a native Slovakian, was named as President of the Company and appointed to the Board.

The Company prepared for trading on the NASD OTC Bulletin Board in 1998. The Form 20-FR was accepted for filing by the U.S. Securities and Exchange Commission in September 1998 and the Company began trading in October 6, 1998 under the symbol BEOVF.

Business Development.

       Since its inception in 1978, the Company has been primarily engaged in the exploration and development of mineral resource properties. During 1990, the Company acquired a 100% interest in the Lode Mining Claims A1 to A10 located in Eureka County, Nevada, for $5,000 U.S. The Company abandoned the property in 1992 and wrote off $11,500 U.S., which included the property's purchase price and accumulated costs.

       During 1993, the Company entered into a letter of intent to acquire a 100% undivided interest in a group of vanadium mineral claims located in Eureka and Nye Counties, Nevada. Under the proposal the Company was to pay $25,000 U.S. for the claims and expend $10,000 U.S. in exploration and development of the property before May 1994. The letter of intent was later modified to include 30 claims for a total of $40,000 U.S. for the property and $10,000 U.S. in expenditures. Regulatory approval was obtained from the Vancouver Stock Exchange and the Company proceeded with the acquisition of the claims. After amending the agreement concerning the 30 claims to require the Company to pay all costs to re-stake the original claims, and due to the decline in the price of vanadium, the Company terminated its option.

       In 1995, the Company began a long-term strategy to acquire and develop its natural resource property in Slovakia. Pursuant to a purchase agreement dated June 7, 1996 and finalized August 20, 1996, the Company acquired a 51% ownership interest in Slovgold Solvakia s.r.o. ("SSSRO"), a Slovakian company incorporated on January 9, 1996, in exchange for the issuance of 5,500,000 shares of the Company's common stock at an assigned value of $0.85 per share, and a deemed value of $1.24 per share by the Vancouver Stock Exchange. SSSRO through an agreement with Rudne Bane, s.p., a Slovakia state owned mining corporation, dated May 1, 1996, owns a 100% interest in the Pezinok II mining concession, a gold/antimony mine and mill located in Pezinok, Slovak Republic.

       At the time the Company acquired its 51% interest in SSSRO, SSSRO owned the mineral exploitation rights to the Pezinok II gold/antimony property referred to as a mining concession MHSR 18143/420/91 located in the Republic of Slovakia including a lease for the mill/concentrator land & buildings (generator bldg., compressor bldg., warehouses, assay lab, flotation, and concentrate hall). Through a further agreement dated May 14, 1996, Rudne Bane agreed to sell to SSSRO various underground and surface mine equipment and mill/concentrator equipment situated on the above property. The amount agreed was for 2,969,725 Slovak crowns (approx. $138,000 Cdn.). This transaction was completed in October 1996. A further agreement dated October 14, 1996, was entered into between Rudne Bane and SSSRO to purchase the mill concentrator buildings and lands on which they are situated. The amount agreed was for 2,749,409 Slovak crowns (approx. $128,500 Cdn.). This transaction was completed in April 1997. The Company and SSSRO are now negotiating to purchase all the other remaining mill/concentrator site buildings and land on which they are situated.

       The specific terms of the mining concession held by SSSRO are detailed in a translated Mining Permit dated September 30, 1996. There are no minimum development requirements, royalty arrangements, local labor requirements, or local ownership requirements. The Pezinok II mining concession and mine which ceased production in June 1992 was originally the property of Rudne Bane, a Slovak Republic state owned mining corporation.

       SSSRO is owned by the former management of the Pezinok mining concession who were granted the mineral rights and rights to acquire the related equipment and milling operations by the Slovakian government. Since the SSSRO acquisition, the Company has completed registration of its interest in the Pezinok II mining concession.

       The Company gained approval for the Slovakian property transaction from the Vancouver Stock Exchange on July 30, 1996. The Slovakian property purchase included personal property assets as well as real property assets including rights to the Pezinok property which is located 4.5 kilometers North-West of the town of Pezinok, Slovakia, which is located 22 kilometers east of Bratislava, the capital of the Slovak Republic. Additionally, the Slovakian purchase provided the Company with access to experienced mining management within the Slovak Republic.

       After the peaceful collapse of the Communist regime in the then Socialist Republic of Czechoslovakia in November 1989 (known as the Velvet Revolution), and the subsequent election of a new government, the country redirected its socioeconomic ideology toward pluralistic democracy and a free market economy. The Republic of Slovakia is now an independent nation.

       Slovakia was automatically granted membership into the International Monetary Fund and the European Bank for Reconstruction and Development following separation from the Czech Republic. The country continues to undergo positive change with the transformation of the country politically, socially, and economically. The Slovak government has resolved to implement the principles of a market economy and integration into the European Union and has recently been granted Associate Membership.

       Of all the former Soviet bloc economies, the former Czechoslovakia experienced the highest degree of state control, with the almost complete absence of small scale private enterprise. Various methods are being used for the effectual transfer of real property ownership, including; public tenders, public auctions, direct sales, and vouchers. Slovakian legislation makes it possible for foreign entrepreneurs, both individuals and legal entities, to carry out business activities in the country under the same conditions and to the same extent as Slovakian citizens. A foreign investor may either become co-founder or sole proprietor (100% capital participation) of a company in the country. He may also join an existing Slovak legal entity or become a major partner of such legal entity. There is no upper limit on the level of investment participation by foreign entities in a Slovak legal business organization. Foreign investors are guaranteed repatriation of profits and capital from the Slovak Republic. Exploration and mining licenses are granted by the state after consultation through state agencies.

       The basis for valuation of the Company's mining property and its recent asset acquisitions is through an independent valuation report (June 1996 Geological Report and Property Evaluation the Pezinok II Gold/Antimony Property prepared by Richard G. LaPrairie, P. Eng. and Dr. J. Duro Adamec, P. Geo.), which contains specific information concerning the valuation.
In the valuation the Net Present Value discounted at 15% is estimated to be $14,362,000 for 100% of the mineral rights owned by SSSRO (or $7,324,620 as to 51% of the value). Accordingly, the aggregate purchase price of the SSSRO Interest was 5,500,000 common shares of the Company at a deemed price of $1.24 per share or $6,820,000.For more information concerning the Company's property, see "Item 2: Description of Property."

       SSSRO at the time it was acquired, had no history of material revenues from mining operations. SSSRO had been involved primarily in exploration and development of the Pezinok property. The financial statements of SSSRO are consolidated with those of the Company and are reported in the financial statements attached to the Annual Report for the period ended January 31, 1999.

       In late 1997 gold and antimony prices began to fall. With low prices causing major gold mine closures, the Company decided to put the Pezinok property on a care and maintenance basis and pursue other exploration activity such as oil and gas.

       In March 1998, the Company entered into an agreement which provided it with oil and gas exploration rights in an area located in the Districts of Trebisov and Michalovce in the Slovak Republic known as Kralovsky Chlmec. The Company owned a 90% interest in the rights through a newly formed Slovakian entity called Maseva Gas s.r.o. and Maseva, s.r.o., a Slovakian entity owns a 10% interest. To proceed with exploration for oil and gas, the Company entered into a letter of intent with EuroGas, Inc., a publicly traded Utah corporation, to permit EuroGas with the right to buy all of the Company's right, title, and interest in and to the exploration concession.

       On July 27, 1998, and amended October 9, 1998, the Company signed an Acquisition Agreement with EuroGas, Inc., a Utah corporation, whereby EuroGas acquired all of the Company's interest in Maseva Gas s.r.o. The terms of the agreement with EuroGas are that the Company receives 2,500,000 restricted shares of its common stock and warrants to purchase 2,500,000 million shares of EuroGas common stock at $2.50 U.S. per share at any time prior to September 30, 2000. In addition, the Company will retain a 22.5% working interest in the Maseva concession.
EuroGas will also bear the costs in connection with the drilling of the first two new wells on the concession at no cost to the Company. A copy of the amended agreement and warrant are attached as Exhibit 1.1. For more information concerning the Kralovsky Chlmec property, see "Item 2: Description of Property".

       Subsequent to the year end the Company entered into an agreement dated March 5, 1999 (see attached Exhibit 1.2) for the right to acquire a 100% interest in 67 mineral claims in the Lac Rocher Area, Quebec ("Lac Rocher "). The agreement provides the Company the right to acquire a 100% interest in the Lac Rocher by payment of $55,000 (paid) and issuance of 100,000 common shares
(paid) at a deemed price of $0.50 per share.

       On March 16, 1999 the Company entered into an agreement with Montoro Resources Inc. ("Montoro") (see attached Exhibit 1.3) whereby Montoro has been granted an option to acquire 50% of the Company's 100% interest in Lac Rocher. In consideration, Montoro will pay the Company $30,000 over a 2 month period, issue 50,000 common shares subject to a one-year hold period (received) and incur $35,000 in exploration expenditures on the Lac Rocher by September 30, 1999.

Plan of Operation.

       The Company is in the business of the acquisition, exploration, and if warranted, development of mining and oil/gas properties. The Company, which has held various mining interests, has recently focused its resources upon its property interests in Slovakia. See "Item 2: Description of Property." The Company intends to raise additional funds through private financings, or joint ventures to permit further property exploration and development of the Slovakian Properties, and to move the properties into the production stage. No assurance can be given that the Company will be able to raise the needed capital to develop the Company's properties. Failure to raise such financing could be detrimental to the success of the Company. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Costs and Sources of Funding.

       To date the Company's activities have been financed primarily through the sale of equity securities. During 1997 - fiscal year ending January 31, 1998, the Company raised $982,700 through the directors exercising of stock incentive stock options (190,000 shares issued at $0.53; 900,000 shares issued at $0.98). The proceeds from 1997 were used primarily to fund property acquisitions and to pay operating costs. During 1998 - fiscal year ending January 31, 1999, the Company raised $211,120 through the exercise of directors/employees incentive stock options (377,000 shares issued at $0.56 per share).

       The Company will need to obtain additional funding to pursue its business strategy during the next fiscal year. At the present time, the Company anticipates seeking additional funding through additional private placements, joint venture agreements, production financing, pre-sale loans, or a combination of these options. The Company's inability to raise additional capital to fund operations through the remainder of this year and through the next fiscal year would have a detrimental effect on the Company's viability and capability to pursue its business plan.

       No assurance can be given that the Company will be able to raise sufficient proceeds to provide adequate funds to undertake the Company's planned expansion for the next twelve months.

Governmental Approval.

       The Company has obtained all necessary governmental approvals for development of its properties in the Slovak Republic. If additional approvals are necessary for any development in the future, the Company intends to provide all the necessary information to regulatory authorities and adjust its development plans to enable it to obtain any requisite approvals. In the event the Company is not able to obtain the necessary approvals, the Company's development plans and operations could be negatively impacted.

Governmental Regulation.

       The mining and oil/gas industries are regulated in the Slovak Republic. The Company currently believes its operations in Slovakia are in compliance with all governmental regulations, and it intends to comply with all governmental regulations as it continues to explore, develop, and, if possible, exploit its property.

Employees.

       As of January 31, 1999, the Company and its subsidiary, SSSRO, had no employees. The Company utilizes the services of various individuals on a consulting basis. The Company considers its labor relations to be excellent.

Risk Factors and Special Considerations.

       Potential Profitability of Mining and Oil/Gas Ventures Depends Upon Factors Beyond the Control of the Company. The potential profitability of mineral properties and oil/gas concessions is dependent upon many factors beyond the Company's control. For instances, world prices of and markets for non-precious and precious metals and minerals, oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these three, and respond to changes in domestic, international, political, social, and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company.

       Competitiveness of Mining and Oil/Gas Industries. The mining and oil/gas industries are intensely competitive. The Company competes with numerous individuals and companies, including many major mining and oil/gas companies, which have substantially greater technical, financial, and operational resources and staffs. Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

       Fluctuating Price and Demand. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations in pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, and environmental protection regulations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital to be profitable or viable.

       Comprehensive Regulation of Mining and Oil/Gas Industries. Mining and oil/gas operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining and oil/gas operations are also subject to federal, provincial, and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of methods and equipment. Various permits from government bodies are required for operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial, or local authorities will not be changed or that any such changes would not have material adverse effects on the Company's activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damages, which it may elect not to insure against due to prohibitive premium costs and other reasons.

       Financial Considerations. The Company's decision as to whether its property contains commercial mineral deposits and whether its concession contains commercial oil/gas and should be brought into production will require substantial funds and depend upon the results of exploration programs and feasibility studies and the recommendations of duly qualified engineers, geologists, or both. This decision will involve consideration and evaluation of several significant factors including, but not limited to; (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies, and construction of production facilities;
(2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the Products to be produced;
(5) environmental compliance regulations and restraints; and (6) political climate, governmental regulation and control, or both.

       Risks Associated with Mining and Oil/Gas. Mining and oil/gas operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, flooding, explosions, rock-bursts, cave-ins, landslides, inability to obtain suitable or adequate machinery, equipment or labor, and other risks are involved. The Company may become subject to liability for pollution, cave-ins, or hazards against which it cannot adequately insure or which it may elect not to insure. Incurring any such liability may have a material adverse effect on the Company's financial position and operations.

       Foreign Countries and Regulatory Requirements. The Company's properties are located in the Slovak Republic where mineral and oil/gas exploration activities may be affected by varying degrees of political instability, terrorism, military repression, and haphazard changes in government regulations such as tax laws, business laws, and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, and mine safety. Additionally, although the Company has investigated the title to its properties in the Slovak Republic and is satisfied that it holds title under Slovakian laws, the Company cannot guarantee title. Title to and the extent of mining applications and titles may be disputed and the title to mining properties in Slovakia may be subject to unregistered encumbrances, transfers, title defects, and historical claims of indigenous persons. The Company is presently unaware of any specific concerns with operating in the Slovak Republic. The general risks referenced reflect political turmoil present in many countries during the restructuring of the Eastern Bloc countries during the past two decades.

       Currency Fluctuations. The Company maintains its accounts in Canadian and Slovakian currencies. The Company's operations in Canada and the Slovak Republic make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results. Future revenues and expenses will be denominated in Canadian, U.S., and Slovakian currencies. Currency markets have been relatively unstable over the past two years and are anticipated to remain unstable in the near to mid-term. If the Company's Slovakian property is brought into production, the sale of production commodities will most likely be denominated in U.S. dollars. The Company does not maintain significant monetary assets or liabilities denominated in Slovakian Crowns. Fluctuations in the rates of currencies for both U.S. and Slovakian currencies could have a material impact on the results of operations and financial position of the Company when reported in Canadian currency. The Company does not engage in currency hedging activities. The Company is not aware of any current or anticipated factors which would cause the currency to fluctuate substantially.

       Foreign Investment Policies. Currently there are no restrictions on the repatriation of profits from Slovakia to Canada. In addition the Slovak government has implemented the principals of a market economy and integration into the European Union and has been granted Associate Membership. The Slovak Republic is also a member of the International Monetary Fund and the European Bank. In the event Slovakia acts to enact restrictions on the repatriation of profits, such action could have a materially adverse effect on the Company's Slovakian operation.

Key Personnel. The Company depends on its President Vojtech Agyagos, born and raised in Slovakia, who was instrumental in arranging this acquisition and negotiating further equipment and land purchases. The loss of his management services would have a material effect on the Company particularly relating to the Company's activities in Slovakia. The Company does not maintain key man insurance on the lives of any of its management or employees.

Currency and Exchange Rates.

       All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated; (ii) the average exchange rates in effect on the last day of each month during such periods;
(iii) the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

                                1998    1997    1996

Rate at end of Period          .6507   .6969   .7300
Average Rate During Period     .6748   .7229   .7332
High Rate                      .7121   .7472   .7524
Low Rate                       .6307   .6969   .7219

ITEM 2.  DESCRIPTION OF PROPERTY.

       The Company's right, title, or claim to its properties and its location, history of known previous operations, present condition, notable rock formations and mineralization, intended exploration and development, reserves data, and the nature and state of equipment located at the property is as follows:

(a) Pezinok Property, Slovak Republic.

       The following is a summary taken from a geological report and property evaluation by Richard G. LaPrairie P.Eng. and Dr. Juraj (Duro) Adamec P. Geo dated July 25, 1996 and submitted as Exhibit filed with the original 20-FR. The report covers the Pezinok II property and Company believes that the summary of the report is fair and accurate.

The Pezinok property (the "Property") is located 4.5 km north-west of the town of Pezinok, Slovakia, which is itself 22 km east of Bratislava, the capital of the Slovak Republic. The Property is accessible by paved road from Pezinok. Bratislava, Slovakia, is the nearest major city to the Property and it is a 40 minute drive from the Vienna, Austria International Airport. Supplies, equipment, and labor are available in Pezinok.

       The Pezinok mine is located in the foothills of the Karpaty mountains. The valleys are located at an elevation of 250 meters above sea level and the peaks obtain an elevation of about 400 meters. The mine area is covered by a stand of heavy timber and the surrounding lands are used for growing grapes.

       Drilling and underground development on the Property has outlined a proven ore body containing 965,065 tons of proven ore grading 3.76 g/t of gold and 0.28% antimony. The vein has a strike length of one kilometer on the Property and is continuous on to the adjacent properties. It has been traced over a total strike length of three kilometers. Total tonnage proven and probable reserves on the Property are estimated at 1,564,888 tons. The gold vein is near vertical and has an average width of
5.69 meters. The vein carrying the gold values is paralleled by a similar vein that was mined for antimony ore. The Company believes that there is potential for the delineation of additional resources on other unexplored sub-parallel structures on the Property.

The Company is inviting joint venture partners to fund further metallurgical testing work, partners who have financial resources and expertise, with the Company retaining an interest in the project.

(b) Kralovsky Chlmec Exploration Territory, Slovak Republic.

       The Kralovsky Chlmec exploration territory in eastern Slovak Republic comprises a 849.7 Km2 (209,950 acres) area, located in the Districts of Trebisov and Michalovce. The concession area is south and adjacent to the Trebisov area on which EuroGas/Nafta has drilled six wells and has engaged a petroleum engineering firm to prepare a reserve analysis on the Trebisov reservoir.

During 1998 the Company commissioned an evaluation report by Geological Exploration and Environmental Research Services Ltd. ("GEOMEGA") of Budapest, Hungary coordinated by Dr. Frerenc Horvath. GEOMEGA recommended that a 3D seismic survey be completed over 360 Km2 of the concession. This extensive report has been turned over to Maseva Gas/EuroGas, the operator, for review and outline of a work program and related budget for 1999.

ITEM 3.  LEGAL PROCEEDINGS.

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the company has been threatened.

ITEM 4.  CONTROL OF REGISTRANT.

       The Company's securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof. To the best of its knowledge the Company is not directly nor indirectly owned or controlled by another corporation(s) or by a foreign government.

The following table sets forth information regarding the beneficial ownership of shares of the Company's Common Stock as of June 16, 1999 by (i) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding Common Stock; (ii) each director; and (iii) all officers and directors of the Company as a group. Except as may be otherwise indicated in the footnotes to the table, each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them.

Name of                     Common Stock             Percent
Beneficial Owner (1)        Beneficially Owned (2)   Owned (3)

Slovgold Mining A.G. (4)   5,500,000                 27.83%
CDS & Co.  (5)             3,700,494                 18.72%
CEDE & Co.(5)              8,853,918                 44.80%
All officers
and Directors (6)          1,098,000                  5.55%
as a group (six total)

(1) Unless otherwise noted, the Company believes that all Shares are beneficially owned and that all entities or persons named in the table or their family members have sole voting and investment power with respect to all Shares owned by them.

(2) Each group is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof, have been exercised.

(3) Assumes 19,764,012 Shares outstanding plus, for each group, any securities that specific person has the right to acquire upon exercise of presently exercisable stock options and warrants. Options and warrants held by persons other than the specific individual for whom an ownership interest percentage is being calculated are not considered in calculating that specific individual's ownership interest percentage.

(4) The beneficial holders of the shares held by this company are Salvatore Capuano, Kurt Peutl, Claudio Galluzzi, Matthias
Bunzli and Gerard J. Sieger controlling 20% each.

(5) The beneficial owners of CDS & Co. and CEDE & Co. are unknown to the Company and its Officers and Directors.

(6) Includes 894,000 options outstanding held by the Officers and Directors of the Company.

       There are no voting agreements or similar arrangements
(formal, informal, written, or oral) known to management to exist.

ITEM 5. NATURE OF TRADING MARKET.

       The Company's securities are currently traded on the Vancouver Stock Exchange under the symbol "BEO." The following table sets forth, for the period from January 1, 1998 through December 31, 1998, the high and low trades for the Common stock as reported by the National Quotation Bureau Incorporated (the Company has only one class of capital stock, common shares without par value):

       Calendar Quarter            Trading Quotations (high-low)

                                   1998 (Cdn$)    1997 (Cdn$)
                                    High Low  High Low

       First                       1.10 0.44 1.55 0.95
       Second                      1.14 0.70 1.61 0.87
       Third                       1.19 0.55 1.12 0.81
       Fourth                      0.75 0.46 1.39 0.44

       The Company's securities began trading on the NASD OTC Bulletin Board market under the symbol "BEOVF" on October 6, 1998. For the period October 6, 1998 through December 31, 1998, the trades ranged from a low of $0.30 USD and a high of $0.49 USD per share.

       The Company's securities are recorded on the books of its transfer agent in registered form. As of June 16, 1999 the approximate number of record holders of the Company's Common stock was 1,109, 1,051 of which are United States shareholders of record holding a total of 4,792,193 shares, or approximately 24.2% of the outstanding class. Some of the outstanding shares of the Company are, however, registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof.

       The Company has not paid any cash dividends on its Common stock since its incorporation and anticipates that, for the foreseeable future, earnings, if any, will continue to be retained for use in its business.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
SECURITY HOLDERS.

       Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. The Investment Canada Act (the "Act") enacted on June 20, 1985, as amended by the Canada-United States Free Trade Agreement Implementation Act (Canada), requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the Act. For the purposes of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business. Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities. Under the Act, the Company is considered a Canadian business.

       Investments requiring review and approval include direct acquisitions of Canadian businesses with assets with a gross book value of $5,000,000 or more; indirect acquisitions of Canadian businesses with assets of $50,000,000 or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than $5,000,000 and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired. Subject to certain exceptions, where an investment is made by an "American," or the vendor of the Canadian business is an "American" (as defined in the Act), the monetary thresholds discussed above are higher. In these circumstances the monetary threshold with regard to direct acquisitions is $150,000,000 in constant 1992 dollars as determined in accordance with the Act. The monetary threshold for indirect acquisitions, where the value of the assets of the entity or entities carrying on business in Canada is greater than 50% of the total value of the assets of all of the entities being acquired, is $150,000,000 in constant 1992 dollars as determined in accordance with the Act. Other indirect acquisitions of Canadian businesses by or from Americans are not subject to review.

       An "American", as defined under the Act, includes an individual who is a national of the United States or is lawfully admitted for permanent residence within the meaning of the Immigration and Nationality Act of the United States, and a corporation that is controlled by an American in accordance with the Act. Special rules apply with respect to investments by non-Canadians to acquire control of Canadian businesses that engage in certain specified activities, including financial services, transportation services, and activities relating to Canada's cultural heritage or national identity. If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Agency (established by the Act) prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained. Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated. Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

       The Agency will submit the application for review to the Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the Agency by a province that is likely to be significantly affected by the investment. The Minister will then determine whether the investment is likely to be of "net benefit to Canada," taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors to be considered are: (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;
(iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation, and product variety in Canada; (iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national industrial, economic and cultural objectives enunciated by the government, or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada's ability to compete in world markets.

       Within 45 days after a completed application for review has been received, the Minister must notify the investor that (a) he is satisfied that the investment is likely to be of "net benefit to Canada," or (b) he is unable to complete his review in which case he shall have 30 additional days to complete his review (unless the investor agrees to a longer period) or (c) he is not satisfied that the investment is likely to be of "net benefit to Canada."

       If the Minister is unable to complete his review and no decision has been taken within the prescribed or agreed upon time, the Minister is deemed to be satisfied that the investment is likely to be of "net benefit to Canada."

       Where the Minister has advised the investor that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the investor and the Minister). On the expiration of the 30-day period (or an agreed extension), the Minister must notify the investor whether or not he is satisfied that the investment is likely to be of "net benefit to Canada." In the latter case, the investor may not proceed with the investment or, if the investment has already been consummated, must relinquish control of the Canadian business.

ITEM 7.  TAXATION.

Canadian Federal Income Taxation.

       The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to purchasers of the Company's Common stock pursuant to this registration who, for purposes of the Income Tax Act (Canada) (the "Canadian Act"), deal at arm's length with the Company, hold shares of Common stock as capital property, are not residents of Canada at any time when holding Common stock, and do not use or hold and are not deemed to use or hold Common stock in or in the course of carrying on business in Canada.

       This summary is based on the current provision of the Canadian Act, the regulations thereunder and the Canada-United States Income Tax Convention (1980) (the "Treaty") as amended. This summary takes into account specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the Minister of Finance prior to the date hereof and the Company's understanding of the current published administrative and assessing practices of Revenue Canada, Taxation. This summary does not take into account Canadian provincial income tax laws or the income tax laws of any country other than Canada.

       A shareholder of the Company will generally not be subject to tax pursuant to the Canadian Act on a capital gain realized on a disposition of Common stock unless the Capital Stock is "taxable Canadian property" to the shareholder for purposes of the Canadian Act and the shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty. The Capital Stock will not be taxable Canadian property to a shareholder provided that the Company is a "public corporation" within the meaning of the Canadian Act and provided that such shareholder, or persons with whom such shareholder did not deal at arm length (within the meaning of the Canadian Act), or any combination thereof, did not own 25% or more of the issued shares of any class or series of the Company at any time within five years immediately preceding the date of disposition. The Company has qualified and elected to be a "public corporation" within the meaning of the Canadian Act. In addition, the Treaty will generally exempt a shareholder who is a resident of the United States for purposes of the Treaty from tax in respect of a disposition of Common stock provided that the value of the shares of the Company is not derived principally from real property (including resource property) situated in Canada and provided such shareholder does not have and has not had within the 12-month period preceding the disposition a permanent establishment or fixed base available to such shareholder in Canada.

       Any dividend, including stock dividends, paid or credited, or deemed to be paid or credited, by the Company to a shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to the provisions of any applicable income tax convention. Pursuant to the Treaty, the rate of withholding tax generally will be reduced to 15% in respect of dividends paid to a shareholder who is a resident of the United States for purposes of the Treaty and further reduced to 5% if the beneficial owner of the shares is a corporation owning at least 10% of the voting shares of the Company. The reduction to 5% for corporations owning at least 10% of the voting shares of the Company is phased in at 7% for dividends paid before 1996 and at 6% for dividends paid before 1997.

United States Taxation.

       For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U. S. Taxpayer") will recognize a gain or loss on the sale of the Company's Common stock equal to the difference between the proceeds from such sale and the adjusted cost basis in the Common stock. The gain or loss will be a capital gain or capital loss if the Company's Common stock is a capital asset in the hands of the U.S. Taxpayer.

       For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's Common stock. A U.S. Taxpayer who pays Canadian tax on a dividend on the Common stock will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting stock of the Company should consult its tax advisor as to applicability of the dividends received deduction or deemed paid foreign tax credit with respect to dividends paid on the Company's Common stock.

       For any taxable year of the Company, if at least 75% of the Company's gross income is "passive income" (as defined in the Internal Revenue Code of 1986, as amended (the "Code")), or if at least 50% of the Company's assets, by average fair market value, are assets that produce or are held for the production of passive income, the Company will be a Passive Foreign Investment Company ("PFIC"). There can be no assurance that the Company will not be determined to be a PFIC in its current or future taxable years.

       If the Company is a PFIC for any taxable year during which a U.S. Taxpayer owns any Common stock, the U.S. Taxpayer will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1297 of the Code, with respect to all of such U.S. Taxpayer's Common stock. For example, gifts, exchanges pursuant to corporate reorganizations, and use of the Common stock as security for a loan may be treated as taxable disposition, and a stepped-up basis upon the death of such a U.S. Taxpayer may not be available. Furthermore, in the absence of an election by such U.S. Taxpayer to treat the Company as a "qualified electing fund" (the "QEF election"), as discussed below, the U.S. Taxpayer would be required to (i) report any gain on disposition of any Common stock as ordinary income rather than capital gain, (ii) to compute the tax liability on such gain and on certain distributions as if the items had been earned pro rata over the U.S. Taxpayer's holding period (or a certain portion thereof) for the Common stock and (iii) would be subject to the highest ordinary income tax rate for each taxable year of the U.S. Taxpayer in which the items were treated as having been earned. Such U.S. Taxpayer would also be liable for interest (which may be non-deductible by certain U.S. Taxpayers) on the foregoing tax liability as if such liability had been due with respect to each such prior year.

       If the Company is a PFIC for any taxable year during which a U.S. Taxpayer owns any Common stock, the adverse taxation of disposition gains and certain distributions may be avoided by any U.S. Taxpayer who makes a QEF Election on or before the due date (including extensions) for filing such U.S. Taxpayer's tax return for such taxable year. Such a U.S. Taxpayer would be taxed on dividends and capital gains as if the Company had never been a PFIC, but would also be taxed on its pro-rata share of the Company's earnings and profits for the Company's taxable year in which it was (or was treated as) a PFIC and which ends with or within such U.S. Taxpayer's taxable year, regardless of whether such amounts are actually distributed by the Company. Should such an election be made (and if the Company is a PFIC, U.S. Taxpayers are strongly urged to consider this special election), there are a number of specific rules and requirements applicable thereto, and such an electing U.S. Taxpayer is strongly urged to consult his own tax advisor in that regard.

       The foregoing discussion of Canadian taxation and United States taxation is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of receiving dividends from the company or disposing of their common stock.

ITEM 8.  SELECTED FINANCIAL DATA.

       The selected financial data of the Company for the fiscal years ended January 31, 1999, 1998, 1997, 1996, and 1995 was derived from the financial statements of the Company which have been audited by Dale, Matheson, Carr-Hilton, Independent
Chartered Accounts.   The financial data for the fiscal years
1999, 1998, and 1997 is included in the Company's audited reports which are attached as Exhibits to this Form 20-F. The audited information in the Summary Financial Data Chart was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements. The audited data in the following table was derived from financial statements prepared in accordance with Canadian Generally Accepted Accounting Principals ("Canadian GAAP"); reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements. Footnote 16 to Financial Statements sets forth the material differences between U.S. GAAP and Canadian GAAP for the audited selected financial data of the Company for the fiscal years 1999, 1998, 1997, 1996, and 1995.

                    Year      Year      Year        Year      Year
                    Ended     Ended     Ended       Ended     Ended
                    1/31/99   1/31/98   1/31/97     1/31/96   1/31/95
Canadian GAAP

Revenue           $5,458,032  $  5,562   $ 7,104    $    0     $   491
Net Profit (Loss)  5,221,816  (437,456)  (246,538)  (50,091)   (52,938)
Per Share               0.27     (0.01)     (0.02)    (0.01)     (0.01)
Actual Outst.
Shares            19,600,012 19,223,012 18,133,012 9,963,112  9,828,112
Dividends             nil       nil       nil         nil         nil
Total Assets      11,595,739  6,170,105  5,598,377    86,556    127,574
Shareholder
 Equity          10,432,662   6,108,166  5,562,922    62,721     92,562

U.S. GAAP
Weighted Ave
  Shares*        20,548,012  21,011,012  14,321,580 9,843,208  9,803,537
Net Profit
 (Loss)           5,221,816    (437,456)  (246,538)    50,091     52,938
Per Share              0.25       (0.02)    (0.017)    (0.005)     (0.01)
Total Assets     11,595,739   6,170,105  5,593,477     86,556    127,574
Shareholder
  Equity         10,432,662   6,108,166  5,562,922     62,721     92,662

* Stock Options, Warrants, and other similar instruments are considered to be common stock equivalents ("CSE's") at all times; however, as the inclusion of CSE's has the effect of decreasing the loss per share, CSE's are excluded from the Net Loss Per Share computation.

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with the financial statements of the Company and notes thereto contained elsewhere in this report.

Results of Operations.

       The Company focused its attention and resources during the years ended January 31, 1997 and 1998 upon the SSSRO acquisition which represented a major step in the Company's plan to move from exploration and development into production. The Company's interest in SSSRO began during 1996, during which the Company developed a long-term strategy to acquire and develop the Slovakian property. Pursuant to a purchase agreement dated June 7, 1996 and finalized August 20, 1996, the Company acquired a 51% ownership interest in SSSRO in exchange for the issuance of 5,500,000 shares of the Company's common stock at an assigned value of $0.85 per share, and a deemed value of $1.24 per share by the Vancouver Stock Exchange.

       The assets of SSSRO upon acquisition consisted of $152,348 in cash, $153,659 in accounts receivable, $4,918,817 in mineral property rights, ($200,000) in inter-company advances, ($100,997) in accounts payable, and ($8,673) in various expenses for a total value of $4,915,154. The Pezinok property contributes all of the $5,339,126 carried as resource property assets. For more information concerning the Pezinok property, see "Item 2:
Description of Property."

       The SSSRO property acquisition accounted for the majority of all changes in line item operating results during the fiscal years 1998 and 1997. To date, including fiscal 1999 and 1998, the Company has not generated any operating income. All revenues for past years relate solely to interest revenues on the Company's term deposits.

       The Company anticipates expending approximately $50,000 throughout fiscal year 2000 on care and maintenance to maintain its good standing on the Pezinok Mine property . The Company's total capital needs are predicated by the current general administrative expenses and by the budgeted exploration/development expenditures. One source of funds presently available to the Company is through the sale of equity capital. Another alternative for the financing of further exploration/development would be an offering by the Company of an interest in its property to be earned by another party or parties carrying out further exploration/development to commercial production. The Company is currently exploring such joint venture opportunities.

       Fiscal 1999 Compared with Fiscal 1998 During fiscal year 1999, general and administrative costs were $236,216 compared to $266,547 for the comparable period the previous year, a decrease of $30,331 or 11.4% The net decrease is comprised primarily of increases and decreases in certain categories as follows:
Decreases of $3,665 in audit and accounting, $4,281 in legal fees, $8,025 in travel and promotion, $43,923 in project investigation costs; Increases of $4,000 in management fees, and $5,684 in shareholder information; and other line item increases and decreases under $3,000.

       During fiscal year 1999, the Company also experienced a foreign exchange loss of $2,419 ($4,241 in 1998) which was due to general currency fluctuations. The Company maintains accounts in Canadian, Slovakian, and U.S. currencies to be able to effectively conduct business in each of the countries. The Company does not consider the currency loss material to operations.
       The Company incurred $284,750 in costs relating to the acquisition of the Maseva Gas interest. All costs incurred up to the date of disposition have been reversed in the accounts against the sale proceeds value assigned to the 2,500,000 shares of EuroGas, Inc. received. The Company is holding the shares for resale as an investment in securities.

       Fiscal 1998 Compared with Fiscal Year 1997. During fiscal year 1998, general and administrative costs were $266,547 compared to $253,642 for the comparable period last year, an increase of $12,905 or 5%. The net increase is comprised primarily of increases and decreases in certain categories as follows: an increase of $11,621 in audit and accounting expenses, a decrease of 21,959 in legal fees, an increase of $32,500 in management fees, an increase of $45,000 in project investigation charges, a decrease of $32,973 in travel and promotion and other line item increases and decreases under $10,000. Each of the line item changes are attributable to the SSSRO acquisition which required a significant amount of travel during 1996 for due diligence because of the property's location in Europe and the subsequent follow through items conducted during 1997. The property location also resulted in a general increase in management and administration costs.

       The Company also incurred project investigation charges of $45,000 related to completion of a due diligence assessment report on an oil and gas concession. During October 1997 the Company entered into an agreement with EuroGas Inc. to acquire an interest in the concession. Upon review of the report, the Company decided not to proceed with the concession. Two property acquisitions, the Nevada property and the AMI3 property, were written-off by the Company during fiscal year 1998. Based upon work performed on the two properties and the attendant probable return of investment on the properties, the Company determined further resources would not be expended.

Liquidity and Capital Requirements.

       The Company's financial performance is dependent on many external factors. World prices and markets for metals, minerals, oil and gas are cyclical, difficult to predict, volatile, subject to government fixing, pegging, or control, and respond to changes in domestic and international political, social, and economic environments. Additionally the availability and costs of funds for production and other costs are increasingly difficult to project. All of these factors can materially affect the financial performance of the Company.

       To date the Company's activities have been financed primarily through the sale of equity securities. During the year
1997 - fiscal year ending January 31, 1998 the Company issued
1,090,000 shares upon the exercising of incentive stock options which netted the Company treasury $982,700.

       During the year 1998 - fiscal year ending January 31, 1999 the Company issued 377,000 shares upon the exercising of incentive stock options which netted the Company treasury
$211,120.

       During 1996, the Company completed a private placement of 1,000,000 units at $0.44 per unit for a total of $440,000 before costs. Each unit consisted of one share of common stock and one purchase warrant for the purchase of one share at $0.44 per share if exercised on or before May 2, 1997 and at $0.52 per share if exercised on or before May 2, 1998. The proceeds from the 1996 offering were used primarily to fund mineral property acquisitions and to pay operating costs.

       The Company will need to obtain additional funding to pursue its business strategies during the next fiscal year. At the present time, the Company anticipates seeking funding through additional private placements, joint venture agreements, production financing, pre-sale loans, or a combination of these options. The Company's inability to raise additional capital to fund operations through the remainder of this year and through the next fiscal year may have a detrimental effect on the Company's viability and capability to pursue its business plan.

       In an effort to ensure adequate working capital throughout the year, the Company attempts to raise capital through private means each time that the current assets (cash and accounts receivable) drop to a level below the prior year's general and administrative costs. The Company intends to continue to raise private placement capital to supply working capital; although, the Company cannot warrant its ability to raise all necessary capital. The inability to raise working capital would have a
material adverse effect on the Company's operations.   In the
event capital cannot be raised, the Company will limit the level of exploration expenditures while it seeks to raise capital.

       No assurance can be given that the Company will be able to raise sufficient proceeds to provide adequate funds to undertake the Company's planned expansion for the next twelve months.

Year 2000 Issue.

       The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect the Company's ability to conduct normal business operations. This creates potential risk for all companies, even if their own computer systems are Year 2000 compliant. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

       The Company has identified all significant applications that will require modification to address the Year 2000 issue. Internal and external resources are being used to make the required modifications and test Company systems for the year 2000. The modifications process of all significant applications is substantially complete, and the Company intends to complete modifications and conduct testing by the end of 1999.
Forward Looking Statements.

The foregoing Management's Discussion and Analysis contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for the Company's products, competitive pricing pressures, changes in the market price of ingredients used in the Company's products and the level of expenses incurred in the Company's operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate. The Company disclaims any intent or obligation to update "forward looking statements".

PART III.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT.

Directors and Executive Officers.

       The names, ages and positions of the Company's Directors and executive officers as of January 31, 1999 are listed below:

Name               Age       Position with       Nationality      First
                             the Company                          Elected

Vojtech Agyagos      55    President, Director    Canadian        1996
Gary Musil           48    Secretary, Director    Canadian        1992
Kenneth B. Liebscher 56    Director               Canadian        1992
Peter John           44    Director               German          1996
Peter E. Serck       63    Director               Canadian        1996
Nicolo Bellanca      41    Director               Italian         1996

       Vojtech Agyagos has served as the President and a Director since December 1996. Mr. Agyagos has been self-employed as a consultant and manager to companies involved in the acquisition and development of resource properties since July 1991. From 1982 to 1985 and from 1985 to 1991 he served as the President and a Director of Inter-Globe Resources and Stanholm Resources respectively. From May 1993 to January 1995, Mr. Agyagos served as President and a Director of Stina Resources Ltd. Mr. Agyagos provides general administrative services to the Company which are detailed in his management consulting agreement with the Company.

       Gary Musil has served as Secretary and a Director of the Company since August 1992. From 1988 to the present, Mr. Musil has served as the Secretary and a Director for E.T.C. Industries Ltd., from 1990 to 1996 as a director for Veto Resources Ltd., from 1988 to 1996 as the Secretary and a Director for El Bravo Gold Mining Ltd., and Secretary of Montoro Resources Inc. since February 1999. Mr. Musil has been self-employed since 1991. Mr. Musil holds a Diploma in Business Administration and was enrolled for three years in the Certified General Accountant program. Prior to his self-employment he was employed for 15 years as a Divisional Controller and Accountant for a mining producing company. Mr. Musil provides accounting and bookkeeping services to the Company which are detailed in his consulting agreement.

       Kenneth B. Liebscher has served as a Director since May 1992. Mr. Liebscher, from 1992 to the present time has served as the President and as a director of E.T.C. Industries Ltd. and as a director of Montoro Resources Inc. since December 1998. Mr. Liebscher currently works with U.S. and Foreign Co. as its Sales Manager, a position he has held since 1993. From 1990 to 1992 he worked for Ivoclar N.A. as its Executive Vice President of Sales and Marketing.

       Peter John has served as a Director since April 1996.
Since 1979, Mr. John has been self-employed as an industrial designer. He received a design degree from Fachhochschule Design in 1979.

       Peter E. Serck  has served as a Director since August
1996.  He currently owns as a sole proprietor Ventures
Diversified Co. and has over 20 years of experience as an investment advisor.

       Nicolo Bellanca has served as a Director since April 1996. Mr. Bellanca has served as a director for Montoro Resources Inc. from 1995 to the present, and from April 1, 1999 as a director of E.T.C. Industries Ltd. Since 1990, Mr. Bellanca has been employed as a Tourism Director and other positions in the tourist industry.

Board of Directors Committees and Compensation.

       The Board of Directors has the responsibility for establishing broad corporate policies and for overseeing the overall performance of the Company. However, in accordance with corporate legal principles, it is not involved in day-to-day operating details. Members of the Board are kept informed of the Company's business through discussions with the Chairman and other officers, by reviewing analyses and reports sent to them, and by participating in Board and committee meetings.

       The Board held eleven meetings in fiscal year 1999 with an average attendance of over 68%. All directors attended a majority of the meetings held during their tenures as directors. Board members are not presently compensated, but are reimbursed for their expenses associated with attending Board and Committee meetings.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.

       The Company currently has one executive officer who holds stock options. Compensation paid during the last fiscal year to the three highest paid Executive Officers of the Company is as follows:

             Summary Compensation Table

             ANNUAL COMPENSATION           LONG-TERM  COMPENSATION
NAME AND     YEAR   SALARY    BONUS   OTHER         AWARDS PAYOUTS
PRINCIPAL            ($)      ($)     ANNUAL                         (1)
POSITION                              COMP.  RESTRICT OPTIONS LTIP   ALL
                                             STOCK    SARS(#)PAYOUTS OTHER
                                                               ($)

Vojtech
Agyagos      1999 54,000(2)    -0-     -0-   -0-      300,000   -0-   -0-
President    1998 50,000(2)    -0-     -0-   -0-        -0-     -0-   -0-
             1997  2,500(2)    -0-     -0-   -0-      900,000   -0-   -0-

(1) The remuneration described in the table does not include the cost to the Company of benefits furnished to the named executive officer. The value of such benefits cannot be precisely determined; however, the executive officer named above did not receive other compensation in excess of the lesser of $50,000 or 10% of such officers' cash compensation.

(2) The above-named executive officer listed is employed by the Company or any subsidiary of the Company. The "Salary" indicated reflects management fees paid to the executives by the Company.

       No funds were set aside or accrued by the Company during the most recent fiscal year to provide pension, retirement, or similar benefits for directors or officers.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
SUBSIDIARIES.

Stock Options to purchase securities from the Company are granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada. The Company has no formal written stock option plan.

       Certain options have been issued pursuant to the guidelines of the Vancouver Stock Exchange ("VSE"), which state that the aggregate number of shares that may be reserved for issuance pursuant to incentive stock options shall not exceed 10% of the issued shares of a company at the time of granting. Further, the guidelines state that the exercise price of an incentive stock option shall not be less than the average closing price of the Company's shares traded through the facilities of the Vancouver Stock Exchange within the ten (10) trading days immediately preceding the day on which the options are granted and publicly announced.

       As of January 31, 1999, there were a total of 30,000 outstanding share options exercisable at $0.56 per share with an expiration date of August 9, 1999, and a total of 918,000 outstanding share options exercisable at $0.56 with expiration date of February 24, 2000. A total of 948,000 outstanding options are held by officers and directors of the Company. The stock options granted by the Company have been issued at current market value at the time of grant. All options granted during fiscal year 1999 were granted at the then current market value.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

During the most recently completed fiscal year ending on January
31, 1999, the following transactions took place with related parties:

Management fees totaling $54,000 were paid to Vojtech Agyagos pursuant to an agreement commencing January 1, 1997. The management fees paid to Mr. Agyagos are equivalent to fees that would have to be paid to an unrelated third party for similar services.

       Office rent totaling $18,000 was paid to Ostrov Resources Ltd., a company managed by Vojtech Agyagos. The monthly rental increased from $1,000 to $1,500 per month effective March 1, 1997. The rent paid to Ostrov is equivalent to rent that would have to be paid to an unrelated third party for similar facilities.

       The Company paid $55,350 in office services to 311180 British Columbia Ltd., a company controlled by Gary Musil. Effective August 1, 1996, the Company terminated its rental agreement with 311180, but continues with an office services contract paid on an hourly basis. The fees for office services paid to 311180 British Columbia Ltd. are equivalent to fees that would have to be paid to an unrelated third party for similar services.

PART II.

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

       Not Applicable.

PART III.

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES.

       Not Applicable.

ITEM 16.  CHANGES IN SECURITIES, CHANGES IN SECURITY FOR
REGISTERED SECURITIES AND USE OF PROCEEDS.

       Not Applicable.

ITEM 17.  FINANCIAL STATEMENT AND EXHIBITS.

       The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP), the application of which, in the case of the Company, conforms in material respects for the periods presented with United States GAAP, except as discussed in the notes to the financial statements.

(a) Index to Financial Statements and Schedules                  Page

Report of Independent Auditor . . . . . . . . . . . . . . . .    F-1

Balance Sheets of the Company as of January 31, 1999
and January 31, 1998 . . . . . . . . . . . . . . . . . . . . .   F-2

Statements of Deficit for the year ended January 31, 1999,
the year ended January 31, 1998, and the year ended
January 31, 1997 . . . . . . . . . . .  . . . . . . . . . . . .  F-4

Statements of Operations for the year ended January 31, 1999, the year ended January 31, 1998, and the year ended
January 31, 1997 . . . . . . . . . . . . . . . . . . . . . . .   F-5

Statements of Cash Flow for the year ended January 31, 1999, the year ended January 31, 1998, and the year ended
January 31, 1997 . .. .. . . . . . . . . . . . . . . . . . .     F-6

Notes to Financial Statements .  . . . . . . . . . . . . . .     F-7

(b)  Exhibits included or incorporated by reference herein: See
Exhibit Index

                           SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  BELMONT RESOURCES INC.



Dated: July 28, 1999             By: /s/ Gary Musil
                                     Gary Musil, Secretary

                         AUDITORS' REPORT


To the Shareholders of
Belmont Resources Inc.


We have audited the consolidated balance sheets of Belmont Resources Inc. as at January 31, 1999 and 1998 and the consolidated statements of deficit, operations, and cash flows for each of the years ended January 31, 1999, 1998 and 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the company as at January 31, 1999 and 1998 and the results of its operations and the changes in its financial position for each of the years ended January 31, 1999, 1998 and 1997 in accordance with generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.


/s/  Dale, Matheson, Carr-Hilton, Independent Chartered
Accountants
Vancouver, B.C.
June 15, 1999

BELMONT RESOURCES INC.
CONSOLIDATED BALANCE SHEETS - JANUARY 31, 1999 AND 1998
(IN CANADIAN DOLLARS)

                                     1999       1998
                                     $          $
       ASSETS

       CURRENT ASSETS

       Cash                          29,809     37,523
       Term deposit                  200,000    600,000
       Investment in securities      3,437,100
       (Note 6)
       Accounts receivable (Note     17,436     10,553
       10)
       Prepaid expenses
                                     3,486      8,736
                                     3,687,831  656,812

       INVESTMENT IN SECURITIES      2,291,400
       (Note 6)

       ADVANCES (Note 7)             55,000

       RESOURCE PROPERTIES (Note 5)  5,339,126  5,261,663

       CAPITAL ASSETS (Note 4)       222,382    251,630

                                     11,595,739 6,170,105


See Accompanying Notes

BELMONT RESOURCES INC.
CONSOLIDATED BALANCE SHEETS - JANUARY 31, 1999 AND 1998
(IN CANADIAN DOLLARS)


                                                 1999    1998
                                                   $       $

LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities        45,744    53,046
Future income taxes (Note 8)                   568,603  ________
                                               614,347    53,046

DUE TO SHAREHOLDERS                                220       220

NON-CONTROLLING INTEREST (Note 3)                8,673     8,673

FUTURE INCOME TAXES (Note 8)                   539,837  ________
                                             1,163,077    61,939

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 9)                      13,520,425   13,309,305

DEFICIT                                     (3,087,763)  (7,201,139)
                                            10,432,662    6,108,166

                                             11,595,739   6,170,105

COMMITMENTS (Note 11)


See Accompanying Notes

BELMONT RESOURCES INC.
CONSOLIDATED STATEMENTS OF DEFICIT
YEARS ENDED JANUARY 31, 1999, 1998 AND 1997
(IN CANADIAN DOLLARS)

                                       1999       1998        1997
                                         $          $           $

BALANCE, beginning of year       (7,201,139)  (6,763,683)  (6,517,145)

NET INCOME (LOSS) FOR THE YEAR     4,113,376    (437,456)    (246,538)

BALANCE, end of year              (3,087,763)  (7,201,139) (6,763,683)



See Accompanying Notes

BELMONT RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JANUARY 31, 1999, 1998 AND 1997
(IN CANADIAN DOLLARS)

                                            1999        1998         1997
                                              $           $            $

REVENUE

Interest income                            14,282       5,562        7,104
Gain on sale of oil and
  gas property (Note 5(a))              5,443,750      ______      _______
                                        5,458,032       5,562        7,104

EXPENSES

Amortization                                  916       1,297          711
Audit and accounting                       13,068      16,723        5,102
Bad debts                                                            1,600
Foreign exchange loss                       2,419       4,241
Interest and bank charges                   1,075         718        5,508
Legal                                      17,831      22,112       44,071
Management fees                            54,000      50,000       17,500
Office and sundry                           9,900       6,502       19,756
Project investigation                       1,077      45,000
Regulatory filing fees                      5,811       7,841       10,040
Rent                                       18,000      17,500        9,100
Telephone and facsimile                     6,909       4,750        5,608
Transfer agent fees                        12,154      12,631       18,881
Travel and promotion                       22,650      30,675       63,648
Secretarial and
  administration services                  57,995      39,830       41,854
Shareholder information                    12,411       6,727       10,263
Write-off of mineral properties           176,471     _______
                                          236,216     443,018     (253,642)

INCOME (LOSS) BEFORE INCOME TAXES       5,221,816    (437,456)    (246,538)

FUTURE INCOME TAX PROVISION             1,108,440

NET INCOME (LOSS) FOR THE YEAR          4,113,376    (437,456)    (246,538)

EARNINGS (LOSS) PER SHARE (Note 2(f))        0.21       (0.02)       (0.02)

FULLY DILUTED EARNINGS (LOSS)
PER SHARE (Note 2(h))                        0.20       (0.02)       (0.02)

See Accompanying Notes

BELMONT RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED JANUARY 31, 1999, 1998 AND 1997
(IN CANADIAN DOLLARS)

                                              1999      1998        1997
                                                $         $           $

CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
Net income (loss) for the year            4,113,376  (437,456)  (246,538)

Add non-cash items:
  Amortization                                  916     1,297        711
  Future income tax 1,108,440
  Gain on sale of oil and gas property   (5,443,750)
  Write-off of resource properties          _______    176,471   ________
                                           (221,018)  (259,688) (245,827)
Net changes in non-cash
 working capital items
 (net of effect of acquisition
  of subsidiary)
  Accounts receivable                        (6,883)   40,924    (30,524)
  Advances from (to) related parties                    2,000      8,000
  Prepaid expenses                            5,250    (4,665)   134,796
  Accounts payable and accrued liabilities   (7,302)   26,260   (290,546)
  Loans payable                                                   (7,500)
                                           (229,953) (195,169)  (431,601)
INVESTING ACTIVITIES
Mineral property expenditures              (333,801) (199,569) (238,281)
Advances                                    (55,000)
Acquisition of capital assets                        (114,648) (150,093)
Acquisition of subsidiary,
   net of cash acquired                                         145,944
                                           (388,801) (314,217) (242,430)

FINANCING ACTIVITIES
Issuance of share capital                   211,040   982,700   837,989
Due to shareholders                                       220
                                            211,040   982,920   837,989

(DECREASE) INCREASE IN CASH                (407,714)  473,534   163,958

CASH, beginning of year                     637,523   163,989        31

CASH, end of year                           229,809   637,523   163,989

CASH REPRESENTED BY
Cash                                         29,809    37,523    63,771
Term deposit                                200,000   600,000   100,218

                                            229,809   637,523   163,989

See Accompanying Notes

 BELMONT RESOURCES INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 YEARS ENDED JANUARY 31, 1999, 1998 AND 1997
 (IN CANADIAN DOLLARS)

1.     NATURE OF OPERATIONS

The Company's primary business is acquisition exploration and development of resource properties. Funding for operations is raised through public and private share offerings and sale of resource interests.

The Company, through its subsidiary, holds the mining rights and certain equipment for a mineral property that was previously state owned and mined by the Slovakian government. The Company is in the process of assessing the feasibility of reworking and reopening the mine. (Note 3).

Future operations are dependant on the Company's ability to raise sufficient funding through share offerings, sale of investments, debt or profitable operations to support current and future expenditures.

2.     SIGNIFICANT ACCOUNTING POLICIES

a)     Consolidation

The consolidated financial statements include the accounts and operations of Slovgold Slovakia s.r.o. (SSSRO). The Company owns 51% interest pursuant to a share acquisition agreement. (Note 3). All significant intercompany transactions and balances have been eliminated. The non-controlling interest has been recorded at historical cost within the subsidiary.

b)     Capital assets

Capital assets are recorded at a carrying amount equal to cost which is lower than estimated fair value. Fair value of capital assets is reviewed whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable determined with reference to the expected discounted present value of future cash flows from such assets. Any impairment in value below carrying costs would be charged to income in the period such impairment is determinable. Amortization is provided at various rates to amortize the cost over the estimated useful life of the asset. Amortization of capital assets related to mineral property development has been capitalized in mineral property interests where such amortization relates to direct development activities.

c)     Mineral property interests

Costs incurred in respect of mineral property interests during the exploration and development stage are capitalized together with the cost of acquisition until such time as a property is in commercial production, sold or abandoned.

The recoverable value of mineral property interests, as reported on the balance sheet, is dependant upon future commercial success or proceeds from disposition.

The Company reviews its mineral property interests whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable in relation to its expected discounted future cash flows. Should an impairment in carrying amount be indicated upon review, a write-down to estimated fair value would be recorded at that time. (Note 5(b))

Proceeds on dispositions of partial interests on properties are credited as a reduction of carrying costs. No profit or loss is realized until all the related costs have been offset by disposition proceeds. If a property is placed into commercial production, accumulated costs to production will be amortized on the units of production method.

d)     Administrative costs

Administrative costs not directly associated with mineral properties are recognized as period costs and are expensed in the period incurred.

e)     Translation of foreign currencies

The Company's functional currency is Canadian dollars. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities are translated at exchange rates at acquisition date. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation of current monetary items are included in operations for the year.

f)     Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding. Fully diluted earnings per share, assuming that all outstanding share purchase options were exercised at the beginning of the period, has been presented for the current year, however, the effect for 1998 and 1997 is anti-dilutive and no adjustment has been made.

g)     Income taxes

The Company has chosen early adoption of CICA Handbook Section 3465 "Future Income Taxes" which replaces "deferred income taxes". This accounting guideline applies retroactively to record the effects of future income taxes using the expected rate of tax payable on temporary differences between the accounting and tax basis of assets. There is no material effect in these financial statements to prior year's as a result of retroactive adoption of this guideline.

Future income taxes recorded in these financial statements result from the recognition of a gain on sale of a mineral interest where share consideration was received as proceeds. The tax payable on the disposition has been deferred for income tax purposes until the shares received are sold. Available tax loss carryforwards where it is likely they can be utilized in the future to offset the taxable gain on sale of the securities have been used as a reduction of future income taxes payable related to the disposition.

h)     Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Significant areas requiring the use of management estimates relate to the carrying value of the investment in securities and the determination of impairment of assets, and their useful lives for depreciation, amortization and income taxes. Financial results as determined by actual events could differ from those estimates.

The recorded cost of the Slovakian property is based on the value of the share consideration paid. The recorded amount is an estimate of value only and may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring the mine into profitable production. (Note 5(b)).

i)     Financial instruments

The Company holds short-term interest bearing deposits with maturity dates under 30 days with interest at current market rates. Accordingly, the fair market value of these investments are approximately equal to cost.

Other financial instruments include investments in securities
(Note 6), accounts receivable, loan receivable and accounts payable which are short-term in nature and are valued at recoverable amounts at the balance sheet date.

j)     Risk management

The Company's largest assets are the mineral property interests in Slovakia held by a Slovakian subsidiary (Notes 3 and 5(b)) and the investment in securities resulting from the sale of an oil and gas interest (Note 6). The Company could accordingly, be at risk for foreign currency fluctuations and developing legal and political environments and price fluctuations in resource sector markets.

The Company does not maintain significant cash or other monetary assets or liabilities in Slovakia. The Company relies on local consultants for the management of the mining operation and for legal and accounting matters.

k)     Uncertainty due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Data-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. The Company is not heavily reliant on computerized systems in its operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

3.     ACQUISITION OF SLOVGOLD SLOVAKIA S.R.O.

Pursuant to a purchase agreement completed August 20, 1996, the Company acquired 51% ownership interest in Slovgold Slovakia s.r.o. ("SSSRO"), a Slovakian company, in exchange for the issuance of 5,500,000 common shares of the Company at an assigned value of $0.85 per share. The Company paid a finder's fee of 275,000 shares from treasury at an assigned value of $0.85 per share.

In addition, the Company paid 142,000 Slovak Crown ($6,404 Cdn.)
to SSSRO.

The mineral rights and rights to acquire the related equipment and milling operation were granted by the Slovakian Government to former management of the mine.

The acquisition was accounted for using the purchase method. The acquisition did not constitute a reverse takeover for accounting purposes. The 51% interest was acquired from a shareholder of Slovgold. Belmont was deemed to be the acquirer and the minority interest was retained by other unrelated shareholders.
Subsequent to the acquisition, control of Belmont remained with the shareholders and Board of Belmont. The assets upon acquisition consisted of:

                                                      ___$___

Cash                                                  152,348
Accounts receivable                                   153,659
Mineral property rights                             4,918,817
Intercompany advances                                (200,000)
Accounts payable                                     (100,997)
                                                    4,923,827
Non-controlling interest                               (8,673)

                                                    4,915,154

SSSRO has a fiscal year end of December 31 for government filing requirements.

The accounts and operations of SSSRO have been consolidated as at and for the periods January 1 to December 31, 1999, 1998 and 1997.

4.     CAPITAL ASSETS

                                     1999            1998
                                      $                $
                                         Accumulated
                             Cost        Amortization      Net       Net

Building                    113,809           7,433     106,376   113,809

Mining equipment            139,605          27,962     111,643   130,281

Office furniture
  and equipment              10,629           6,266       4,363     7,540

                            264,043          41,661     222,382   251,630

The building and mining equipment are held by the subsidiary and are dedicated to the mining site. (See Note 5). The building has an estimated useful life of fifteen years and the mining equipment has estimated useful lives of between five and fifteen years.

5.     RESOURCE PROPERTIES

                         Maseva        Pezinok II       1999        1998
                         Property      Property         Total       Total
                            $             $               $           $

Acquisition costs:

Balance, beginning
  of year                              4,918,817     4,918,817    4,995,288

Staking costs and expense
reimbursements            60,000                        60,000

Option payment                                                     100,000

Joint venture
capital contribution      12,030         12,030       _______

Balance, end of year      72,030      4,918,817      4,990,847  5,095,288

Disposal of
mineral property        (72,030)                       (72,030)  (176,471)

                                       4,918,817     4,918,817  4,918,817

Deferred development costs:

Balance, beginning of year               342,846       342,846    242,191

Administration
expenses                 3,666             2,033         5,699      3,977
  Amortization                            28,412        28,412      1,086
  Building and equipment rentals          23,614        23,614     29,065
  Consulting fees       24,175               353        24,528     17,447
  Guard services                           6,939         6,939      4,461
  Legal and accounting  46,514             4,698        51,212      4,670
  Mining equipment and supplies               43            43      1,043
  Reports and maps      58,140               692        58,832     3,279
  Sampling and testing                                             24,189
  Staking costs         56,920            56,920
  Travel and
   accommodation        22,268            10,679        32,947      9,478
  Translation cost       1,037                           1,037
  Wages and benefits     1,960

Balance, end
   of year             212,720           420,309       633,029    342,846

Disposal of
 mineral property     (212,720)                       (212,720)

                                         420,309        420,309   342,846

Total resource
 properties                            5,339,126      5,339,126 5,261,663

a)     Maseva Property

The Company entered into an agreement dated March 16, 1998 with Maseva s.r.o. ("Maseva") wherein the Company can acquire the rights to explore for oil and gas over an 849.7 km? concession area in Eastern Slovakia, Slovak Republic.

Under the agreement, a joint venture company, Maseva Gas s.r.o.
based in Slovakia was formed.  Belmont owns a 90% interest.
$270,000 Slovak crowns and $30,000 Slovak crowns were contributed to the newly formed joint venture by Belmont and Maseva respectively.

On October 9, 1998, the Company entered into an agreement with EuroGas, Inc. to sell its 90% ownership in Maseva Gas s.r.o. in exchange for 2,500,000 common shares and warrants for the purchase of up to an additional 2,500,000 shares of EuroGas at $2.50 U.S. per share. The EuroGas, Inc. shares were assigned an accounting value of $5,728,500 for the purposes of recording the proceeds of this disposition and carrying value of the shares received. No value was assigned to the share purchase warrants. The Company retained a 22.5% working interest in the overall concession under the agreement. All costs incurred up to the date of disposition have been reversed in the accounts against the sale proceeds. The gain on disposition has been recorded as follows:

Assigned proceeds for EuroGas, Inc. shares        $5,728,500
Less: costs incurred                                 284,750

Net gain on disposition                           $5,443,750

The Company is holding the shares for resale as an investment in securities. (Note 6)

No contribution is required by the company under the working interest on the first two wells drilled.

b)     Pezinok II Mining Concession

By agreement dated May 1, 1996 with Rudne Bane, s.p., a Slovakia State owned mining corporation, the company's 51% subsidiary acquired 100% interest in the Pezinok II mining concession, a former producing gold/antimony mine and mill, located in Pezinok, Slovak Republic.

The Company is maintaining its interest in the Pezinok II mining concessions and is seeking a joint venture partner to continue development plans.

As a result of depressed gold prices and weak resource sectors worldwide, the Company has been unable, to date, to find a joint venture partner or commit its own resources to fund the reopening of the Pezinok mine as planned.

Management feels that based on a June 1996 independent evaluation of the project and current gold prices the project remains viable. The mining and environmental permits for reopening the project expire at the end of 1999. However, should the Company complete part of the planned program the permit may be extended . Should the Company be unable to find a joint venture partner or raise funds to complete the planned program before expiry of the permits, the project may have to be abandoned.

The recorded carrying value of the resource interests in the financial statements assumes a joint venture partner will be found and the mine will be reopened.

Should worldwide resource and commodity markets remain depressed and financing not be arranged, the carrying value of the interest will be significantly lower than current book value and may be
written off entirely.    The determination as to this will be
made by management in the ensuing year.

As at the audit report date no joint venture partner or financing had been arranged.

6.     INVESTMENT IN SECURITIES

                                       1999        1998    1997
                                         $           $       $

Short-term investment              3,437,100         -       -
Long-term investment               2,291,400         -       -

                                   5,728,500         -       -

The recorded value of securities received upon the sale of Maseva was discounted from the quoted market price of US$2.00 per share as the shares received are subject to a regulatory hold period. All shares received are subject to a one year hold with a phased release under S.E.C. regulatory policy 144(e)(1).

It is estimated that approximately 1,500,000 shares will be released for trading by January 31, 2000. Accordingly a pro rata portion of the investment is recorded as a current asset. All remaining shares will be released after two years from the date of the transaction.

As at the audit report date, the quoted market value of shares had declined significantly to approximately $2,500,000 U.S. ($3,750,000 Cdn.). The recoverable value of the shares will be dependant on the market value and liquidity at the dates of release and sale.

7.     ADVANCES

On May 1, 1998, the Company entered into a Memorandum of
Understanding with Vista Developments Ltd., a company incorporated in the Turks and Caicos Islands, British West
Indies. Vista is in the process of obtaining certain rights in Eastern Europe for acquisitions of oil and gas concessions.

Pursuant to the memorandum, Belmont and Vista will enter into a joint venture agreement, the terms of which are to be finalized.
As at the year end, Belmont had advanced $55,000 to Vista in respect of the memorandum.

8.     INCOME TAXES

Future income tax expense results from temporary differences between the recognition of expenses for tax and financial statement purposes as explained in Note 1(g)). The sources of these differences are as follows:

                                 1999       1998           1997
                                   $          $              $
Excess of accounting cost
  over tax cost of investments
  in securities               1,796,440
Excess of amortization over
tax allowance claimed            (2,600)
Tax loss carryforward applied  (489,690)
Current deduction of
capitalized resource
expenditures                   (195,710)

                              1,108,440

The actual tax rate differs from the expected tax rate as follows:

                            Effective      1999         1998     1997
                            Rate             $            $        $
Tax at statutory rate         %
(combined Canadian Federal
 and Provincial rates)        44.62    2,329,980

Deduct the effect of:
 Non-taxable portion of capital
 gain on Maseva project      (11.73)    (612,380)
Tax loss carry
  forward applied             (7.87)    (410,850)
   Others                    ( 3.80)    (198,310)

                              21.22    1,108,440

Temporary differences which give rise to future income tax assets and liabilities are comprised of the following:

                                               1999                1998
                                                 $                   $
Future income tax assets
Income tax losses available
   for carryforward                           489,690           405,150
Excess of amortization over tax allowanc        2,600             1,890
Current deduction of capitalized resource
  expenditures                                195,710            65,760
                                              688,000           472,800
Valuation allowance                           472,800           688,000
Future income tax liabilities
Excess of book value over tax
   basis of assets                          1,796,440

Net future income tax liabilities           1,108,440
Current portion                               568,603

                                              539,837

9.     SHARE CAPITAL

a)     Authorized
       50,000,000 common shares at no par value

b)     Issued                        1999               1998
                                       $                  $
                               Number    Amount    Number    Amount

Balance, beginning of year   19,223,012  13,309,305   18,133,012  12,326,605

Issued during the year for:
  Stock options exercised       377,000     211,040    1,090,000     982,700

Balance, end of year         19,600,012  13,520,345   19,223,012  13,309,305

c)     Stock Options (Note 13(a))

At the year end, the Company had share purchase options outstanding to directors and employees as follows:

       Number of    Exercise  Expiry
         Shares       Price     Date

       30,000    0.56    August 9, 1999
       918,000   0.56    February 24, 2000

       948,000

c)     Escrow and pooled shares

There are no shares held in escrow or subject to pooling agreements.

10.    RELATED PARTY TRANSACTIONS

a)     During the year the Company incurred:

i)      $55,350 (1998 - $39,830 and 1997 - $50,954) for
administrative services charged by a company controlled by a director, and $18,000 (1998 - $17,500 and 1997 - Nil) for rent to another company controlled by a director.

ii)    $54,000 (1998 - $50,000 and 1997 - $17,500) in management
and consulting fees were charged by a director of the Company

iii)   Nil (1998 - $9,000 and 1997 - $1,000) in geological
consulting fees to directors of the subsidiary company.

b)     Included in accounts receivable at January 31, 1999 are:

i)     an amount of $2,742 (1998 - $841 and 1997 - $1,454) owing
by a corporation controlled by two directors of the Company.

ii)    an amount of $798 (1998 - $846 and 1997 - $289) owing by a corporation controlled by a director of the Company.

c) Included in accounts payable at January 31, 1999 is an amount of $1,280 (1998 - $22,500 and 1997 - $2,500) due two directors and a company controlled by a director.

d) Related party transactions have been recorded at their dollar exchange amount.

11.    COMMITMENT

       a) In January 1997, the Company entered into a two year management agreement, renewable for a further two years, with a director to provide management and consulting services. The agreement provides for compensation of $4,500 per month.

b) The Company entered into an office rental agreement with a company controlled by a director. The Company pays $1,500 per month renewable on a monthly basis.

12.    SEGMENTED INFORMATION

Identifiable assets by geographic location:
                                      1999                    1998
                                        $                       $

Canada                             6,026,997                665,511
Slovakia                           5,568,742              5,504,594

                                  11,595,739              6,170,105

13.    SUBSEQUENT EVENTS

Subsequent to the year end:

a) 54,000 shares were issued for stock options exercised for proceeds of $30,240.

b) The Company entered into an agreement dated March 5, 1999 for the right to acquire a 100% interest in 67 mineral claims located in the Lac Rocher Area, Quebec ("property"). The agreement provides the Company the right to acquire a 100% interest in the property by payment of $55,000 and issuance of 100,000 common shares at a deemed price of $0.50 per share.

The property is subject to a 2% NSR with a 1% buy-out for $1,000,000. A production bonus of 50,000 common shares is payable within 60 days following commencement of commercial production. The buy-out and the bonus will be subject to further regulatory review and acceptance.

As at the audit report date, 100,000 shares subject to a hold period until July 5, 1999 have been issued and $55,000 has been paid to the vendor. The Company also paid $5,500 and issued
10,000 common shares as a finder's fee in respect of the acquisition.

Regulatory approval was received March 12, 1999.

On March 16, 1999, the Company entered into an agreement with Montoro Resources Inc. ("Montoro") whereby Montoro has been granted an option to acquire 50% of Belmont's 100% interest in the 67 mineral claims located in the La Rocher area of Quebec.
In consideration, Montoro will pay Belmont $30,000 over a 2 month period, issue 50,000 common shares subject to a one year hold period (received) and incur $35,000 in exploration expenditures on the property by September 30, 1999.

c) Subsequent to the year end and up to the audit report date the quoted market value of the Company's investment in securities declined to approximately $2,500,000 U.S. ($3,750,000 Cdn).

14.    LOSS CARRY FORWARD

The Company has available non capital losses which may be carried forward to apply against future income for tax purposes as follows:

                             Amount
Available to                ___$___

    2000                    166,945
    2001                     94,776
    2002                     64,238
    2003                     37,715
    2004                    245,827
    2005                    255,447
    2006                    218,599
                          1,083,547

The future potential benefit of the above losses has been applied in the current year against future income taxes. (Note 8).

15.    COMPARATIVE FIGURES

Certain of the 1998 and 1997 comparative figures have been reclassified to conform with current presentation.

16.    RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared using Canadian Generally
Accepted Accounting Principles (GAAP) which do not differ materially from United States Generally Accepted Accounting
Principles with respect to the accounting policies and disclosures in these financial statements except as set out below:

i)     Consolidated statement of cash flows

Under U.S. GAAP non cash transactions are excluded from the statement of cash flows and reported separately as supplemental information. Significant non-cash transactions in these financial statements are as follows:

During the 1999 year, the Company sold 90% ownership interest in Maseva property in exchange of 2,500,000 common shares and 2,500,000 share purchase warrants of EuroGas, Inc. (Note 5(a)).

During the 1997 year, the Company acquired a subsidiary by issuance of 5,775,000 common shares (Note 3).

ii)    Investment in securities

Under U.S. GAAP the Company's investment in securities would be classified as "available for sale" or "trading" securities. The Company acquired 2,500,000 shares of EuroGas, Inc. through disposition of the Maseva project at an assigned value of $5,728,500 ($1.49 U.S. per share) (Note 5(a)). EuroGas, Inc.
shares would be accounted for as investment in securities available for sale and be carried at market value. As at the year end the quoted market price of the EuroGas, Inc. shares was US$2.50 per share. Had the shares been free trading an unrealized gain would be reported as a component of other comprehensive income in shareholders equity. As the shares were not free trading at the year end and as a result of the subsequent decline in the market value (Note 13(c)) no gain has been reported for this purpose.

iii)   Accounts receivable

U.S. GAAP requires disclosure of the amount of any allowance for doubtful accounts receivable.

The Company's allowance is not material, accordingly no disclosure is provided.

iv)    Stock based compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB
25) in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's options for common shares granted to employees is not less than the fair market value of the underlying stock on the date of grant, no compensation expense has been recognized.

v)     Recent Pronouncements

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard No. 130 "Comprehensive Income" ("SFAS 130"), No. 131 ("Disclosures About Segments of an Enterprise and Related Information") ("SFAS 131"), No.132 ("Employers' Disclosures About Pensions and Other Post Retirement Benefits ("SFAS 132") and No.133 ("Accounting for Derivative Instruments and hedging Activities" ("SFAS 133"). The new pronouncements have no material impact on these consolidated financial statements.


EXHIBIT INDEX

Exhibit No.                        Description

3.1    Acquisition Agreement between Belmont Resources Inc.,
EuroGas Inc. and EuroGas Resources Inc., dated October 9, 1998.

3.2    Acquisition Agreement between Belmont Resources Inc. and
Mike Lavoie, dated March 5, 1999.

Option Agreement Assignment between Belmont Resources Inc. and
Montoro Resources Inc., dated March 16, 1999.