Form 20-F
period 2000-01-31
BELMONT RESOURCES INC
filed 2000-08-02
CIK 1056301

U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                                  FORM 20-F

(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JANUARY 31, 2000

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 FOR THE TRANSITION PERIOD FROM              TO
                                          --------------   ---------------------

                        COMMISSION FILE NUMBER: 0-29616

                             BELMONT RESOURCES INC.
                             ----------------------
            (Exact name of registrant as specified in its charter)

     British Columbia, Canada
-----------------------------------          -----------------------------------
(State or jurisdiction of incorporation               (I.R.S. Employer
           or organization)                          Identification No.)

666 Burrard Street, Suite 1180,
Vancouver, British Columbia                                V6C 2X8
-----------------------------------          -----------------------------------
(Address of principal executive offices)                  (Zip Code)

               Registrant's telephone number: (604) 683-6648
                                              --------------

       Securities registered pursuant to Section 12(b) of the Act: None

    Securities registered pursuant to Section 12(g) of the Act: Common Stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) been subject to such filing requirements
for the past 90 days. Yes X    No
                         ---     ---

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 20-F or any amendment to this Form 20-F [ ].

Indicate by check mark which financials statement item the Company has elected to follow.

   Item 17   X        Item 18
          ---------          ---------

This Form 20-F consists of 27 pages. Exhibit Index begins on page 28.

                             TABLE OF CONTENTS
PART I                                                                      PAGE
   ITEM 1.  DESCRIPTION OF BUSINESS                                            3

   ITEM 2.  DESCRIPTION OF PROPERTY                                           11

   ITEM 3.  LEGAL PROCEEDINGS                                                 13

   ITEM 4.  CONTROL OF REGISTRANT                                             13

   ITEM 5.  NATURE OF TRADING MARKET                                          14

   ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS
            AFFECTING SECURITY HOLDERS                                        15

   ITEM 7.  TAXATION                                                          17

   ITEM 8.  SELECTED FINANCIAL DATA                                           19

   ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS                     20

   ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT                          22

   ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS                            24

   ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM
            REGISTRANT OR SUBSIDIARIES                                        24

   ITEM 13. INTEREST OF MANAGEMENT IN
            CERTAIN TRANSACTIONS                                              25

PART II
   ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED                        25

PART III
   ITEM 15. DEFAULTS UPON SENIOR SECURITIES                                   25

   ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR
            REGISTERED SECURITIES AND USE OF PROCEEDS                         25

PART IV
   ITEM 17. FINANCIAL STATEMENTS AND EXHIBITS                                 25

SIGNATURE                                                                     27

PART I.

ITEM 1. DESCRIPTION OF BUSINESS.

                                      GLOSSARY

The Following is a "Glossary" of the terms used throughout this document and the Exhibits hereto, or both:

Antimony Pyrite Ore: A mineral in which sulfur exists in combination with antimony (a metallic element, brittle, lustrous, and white in color).

Cu: Symbol for Copper

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

Gpt: Grammes per ton.

Grassroots Property: Property at an early exploration stage, with no established mineral reserves, which is of indeterminate value.

Mafic: Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

Metallurgy: The process of extracting metals from their ores. Science of ore processing and metals.

Mineral Deposits: Implication that the rocks contain sulfide minerals and that these could be related to ore.

Mining Claim: A portion of the public lands claimed for the valuable minerals occurring in those lands; obtaining mineral rights under mining law.

Ni: Symbol for Nickle

Ore: A mixture of valuable and non-valuable minerals which can be mined and processed to produce a mineral product which can be sold at a profit. The valuable mineral is usually a metallic mineral.

Ore Beds: Ore aggregations or layers occurring between or in rocks of sedimentary origin.

Ore Zones: Zones or areas within a rock mass in which ore is known to exist.

Platinum: A heavy, grayish-white metallic element, malleable and ductile and resistant to most chemicals; used for jewelry and scientific apparatus. Symbol, Pt.

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

Talc: A magnesian laminated mineral, unctuous to the touch, of a shining luster, translucent, and usually white, apple-green, or yellow, differing from mica in being flexible but not elastic.

Ton: A unit of mass. In the UK 1 ton=2240 pound (lb). However, in the U.S. 1 ton=2000 pound. Therefore, the former is referred to as a long ton in the U.S.

Tonne: A unit of mass equal to 1000 kg (1 kg=2.2046 pound)


The Company.

Belmont Resources Inc. (the "Company") is an internationally diversified, natural resource company engaged in the acquisition, exploration, and if warranted, development of its resource properties in the Slovak Republic ("Slovakia") and in the Province of Quebec, Canada. The Company was originally incorporated in the Province of British Columbia by registration of its Memorandum and Articles on January 18, 1978. The Company's current focus is to move its Slovakian mining projects from the exploration and development stages to the production stage within the next year. Currently the Company is in the development stage and has not generated any revenues from operations.

The Company became a reporting company in British Columbia on February 14, 1979, which was the date a receipt was issued for the Company's final prospectus by the British Columbia Securities Commission. The Company has 50,000,000 shares of Common stock authorized, and as of January 31, 2000, 19,764,012 shares of common stock issued and outstanding. The Common stock of the Company began trading on the Vancouver Stock Exchange on February 14, 1979 under the trading symbol "BEO."

The Company's executive head office is located at 1180-666 Burrard Street, Vancouver, B.C., Canada V6C 2X8. The contact person in the head office is Gary Musil, Secretary. The telephone number is (604) 683-6648 and the facsimile number is (604) 683-1350.

The Company prepared for trading on the NASD OTC Bulletin Board in 1998. The Form 20-FR was accepted for filing by the U.S. Securities and Exchange Commission in September 1998, and the Company began trading in October 6, 1998 under the symbol BEOVF.

Business Development.

In 1995, the Company began a long-term strategy to acquire and develop natural resource properties in the Slovak Republic. After the peaceful collapse of the Communist regime in the then Socialist Republic of Czechoslovakia in November 1989 (known as the Velvet Revolution), and the subsequent election of a new government, the country redirected its socioeconomic ideology toward pluralistic democracy and a free market economy. The Slovak Republic is now an independent nation, commonly known as "Slovakia".

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

Pursuant to a purchase agreement dated June 7, 1996 and finalized August 20, 1996, the Company acquired a 51% ownership interest in Slovgold Solvakia s.r.o. ("SSSRO"), a Slovakian company incorporated on January 9, 1996, in exchange for the issuance of 5,500,000 shares of the Company's common stock at an assigned value of $0.85 per share. The Pezinok II mining concession and mine which ceased production in June 1992 was originally the property of Rudne Bane, a Slovak Republic state-owned mining corporation. SSSRO, through an agreement with Rudne Bane, s.p., dated May 1, 1996, owns a 100% interest in the Pezinok II mining concession, a gold/antimony mine property. There are no minimum development requirements, royalty arrangements, local labor requirements, or local ownership requirements.

At the time the Company acquired its 51% interest in SSSRO, SSSRO owned the mineral exploitation rights to the Pezinok II gold/antimony property referred to as a mining concession MHSR 18143/420/91 located in Slovakia including a lease for the mill/concentrator land and buildings (generator building, compressor building, warehouses, assay lab, flotation, and concentrate hall). Through a further agreement dated May 14, 1996, Rudne Bane agreed to sell to SSSRO various underground and surface mine equipment and mill/concentrator equipment situated on the above property. This transaction was completed in October 1996. A further agreement dated October 14, 1996, was entered into between Rudne Bane and SSSRO to purchase the mill concentrator buildings and lands on which they are situated. This transaction was completed in April 1997. Since the SSSRO acquisition, the Company has completed registration of its interest in the Pezinok II mining concession. Additionally, the Slovakian purchase provided the Company with access to experienced mining management within the Slovak Republic.

The Company gained approval for the Slovakian property transaction from the Vancouver Stock Exchange on July 30, 1996.

The basis for valuation of the Company's mining property and its recent asset acquisitions is through an independent valuation report (June 1996 Geological Report and Property Evaluation the Pezinok II Gold/Antimony Property prepared by Richard G. LaPrairie, P. Eng. and Dr. J. Duro Adamec, P. Geo.), which contains specific information concerning the valuation. In the valuation the Net
Present Value discounted at 15% is estimated to be $14,362,000 Cdn. for 100% of the mineral rights owned by SSSRO (or $7,324,620 Cdn. as to 51% of the value). Accordingly, the aggregate purchase price of the SSSRO Interest was 5,500,000 common shares of the Company at a deemed price of $1.24 Cdn. per share or $6,820,000 Cdn. For more information concerning the Company's property, see "Item 2: Description of Property."

SSSRO at the time it was acquired, had no history of material revenues from mining operations. SSSRO had been involved primarily in exploration and development of the Pezinok property. The financial statements of SSSRO are consolidated with those of the Company and are reported in the financial statements attached to the Annual Report for the period ended January 31, 2000.

In late 1997 gold and antimony prices began to fall. With low prices causing major gold mine closures, the Company decided to put the Pezinok property on a care and maintenance basis and pursue other exploration activity such as oil and gas. Should the Company be unable to find a joint venture partner for the Pezinok property, the project may have to be abandoned. A write-down of the value of the combined concession and dedicated capital assets to an estimated recoverable value of $500,000 Cdn. has been recorded in the current year.

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

On July 27, 1998, and amended October 9, 1998, the Company signed an Acquisition Agreement with EuroGas, Inc., a Utah corporation, whereby EuroGas acquired all of the Company's interest in Maseva Gas s.r.o. The terms of the agreement with EuroGas were that the Company receive 2,500,000 restricted shares of its common stock and warrants to purchase 2,500,000 million shares of EuroGas common stock at $2.50 U.S. per share at any time prior to September 30, 2000. In addition, the Company retained a 22.5% working interest in the Maseva concession. EuroGas will also bear the costs in connection with the drilling of the first two new wells on the concession at no cost to the Company. For more information concerning the Kralovsky Chlmec property, see "Item 2: Description of Property".

On March 5, 1999 the Company entered into an agreement to acquire a 100% interest in 67 mineral claims in the Lac Rocher Area, Quebec ("Lac Rocher "). The agreement provides the Company the right to acquire a 100% interest in the Lac Rocher by payment of $55,000 Cdn. (which was paid) and issuance of 100,000 common shares (which were issued) at a deemed price of $0.50 Cdn. per share.

On March 16, 1999 the Company entered into an agreement with Montoro Resources Inc. ("Montoro") whereby Montoro has been granted an option to acquire 50% of the Company's 100% interest in Lac Rocher. Montoro paid the Company $30,000 Cdn.; issued 50,000 restricted shares of common stock and will incur $35,000 Cdn. in exploration expenditures on the Lac Rocher by September 30, 2000.

On January 4, 2000, the Company entered into an option assignment agreement with Montoro Resources Inc. to acquire a 50% interest in an exploration permit in the Ungava region of Quebec.

Consideration for this acquisition is as follows:
  i) cash payments of $55,000 Cdn. (which was paid)
 ii) issuance of 50,000 common shares of the Company to Montoro subject to regulatory approval (which were issued)
iii) completion of a Phase 1 exploration program in the amount of $30,000 Cdn. by September 30, 2000.

For more information concerning the two preceding Quebec properties, see "Item 2: Description of Property".

The Company signed an agreement dated February 26, 2000 to acquire a 57% interest in Rozmin s.r.o., a private Slovakia mining company that controls a talc deposit in the eastern Slovakia. The total cash consideration for the transaction in 2,850,000 German marks ($2.061 million Cdn.). A finder's fee of 150,000 German marks ($104,240 Cdn.) was paid in connection with the agreement. Regulatory approval was received April 3, 2000 and the acquisition was completed in April 2000. As of January 31, 2000, $16,040 Cdn. in costs had been incurred in connection with due diligence and legal services.

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

Costs and Sources of Funding.

To date the Company's activities have been financed primarily through the sale of equity securities. During the fiscal year ended January 31, 1998, the Company raised $982,700 Cdn. through the directors exercising of stock incentive stock options (190,000 shares issued at $0.53; 900,000 shares issued at $0.98). The proceeds from these offerings were used primarily to fund property acquisitions and to pay operating costs. During the fiscal year ended January 31, 1999, the Company raised $211,120 Cdn. through the exercise of directors/employees incentive stock options (377,000 shares issued at $0.56 per share). During the fiscal year ended January 31, 2000, the Company raised $30,240 Cdn. through the exercise of directors/employees incentive stock options (54,000 shares issued at $0.56 per share). The Company also liquidated 870,000 shares of common stock of EuroGas, Inc. and realized approximately $674,000 Cdn. ($465,140 USD).

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

Governmental Approval.

The Company has obtained all necessary governmental approvals for development of its properties in the Slovak Republic and Province of Quebec, Canada. If additional approvals are necessary for any development in the future, the Company intends to provide all the necessary information to regulatory authorities and adjust its development plans to enable it to obtain any requisite approvals. In the event the Company is not able to obtain the necessary approvals, the Company's development plans and operations could be negatively impacted.

Governmental Regulation.

The mining and oil/gas industries are regulated in the Slovak Republic and the Province of Quebec, Canada. The Company currently believes its operations in Slovakia and Quebec are in compliance with all governmental regulations, and it intends to comply with all governmental regulations as it continues to explore, develop, and, if possible, exploit its property.

Employees.

As of January 31, 2000, the Company and its subsidiary, SSSRO, had two employees. The Company also utilizes the services of various individuals on a consulting basis. The Company considers its labor relations to be excellent.

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

Financial Considerations. The Company's decision as to whether its property contains commercial mineral deposits and whether its concession contains commercial oil/gas and should be brought into production will require substantial funds and depend upon the results of exploration programs and feasibility studies and the recommendations of duly qualified engineers, geologists, or both. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies, and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the products to be produced; (5) environmental compliance regulations and restraints; and (6) political climate, governmental regulation and control, or both.

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

Foreign Countries and Regulatory Requirements. The Company's properties located in the Slovak Republic where mineral and oil/gas exploration activities may be affected by varying degrees of political instability, terrorism, military repression, and haphazard changes in government regulations such as tax laws, business laws, and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, and mine safety. Additionally, although the Company has investigated the title to its properties in the Slovak Republic and is satisfied that it holds title under Slovakian laws, the Company cannot guarantee title. Title to and the extent of mining applications and titles may be disputed and the title to mining properties in Slovakia may be subject to unregistered encumbrances, transfers, title defects, and historical claims of indigenous persons. The Company is presently unaware of any specific concerns with operating in the Slovak Republic. The general risks referenced reflect political turmoil present in many countries during the restructuring of the Eastern Bloc countries during the past two decades.

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

Key Personnel. The Company depends on its President, Vojtech Agyagos, born and raised in Slovakia, who was instrumental in arranging this these acquisitions and negotiating further equipment and land purchases. The loss of his management services would have a material effect on the Company particularly relating to the Company's activities in Slovakia. The Company does not maintain key man insurance on the lives of any of its management or employees.

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



                                1999          1998          1997
                                ----          ----          ----

Rate at end of Period          .6883          .6507         .6969
Average Rate During Period     .6731          .6748         .7229
High Rate                      .6917          .7121         .7472
Low Rate                       .6463          .6307         .6969


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

During 1998 the Company commissioned an evaluation report by Geological Exploration and Environmental Research Services Ltd. ("GEOMEGA") of Budapest, Hungary coordinated by Dr. Frerenc Horvath. GEOMEGA recommended that a 3D seismic survey be completed over 360 Km2 of the concession. This extensive report has been turned over to Maseva Gas/EuroGas, the operator, for review and outline of a work program and related budget for 2000/01.

(c) Lac Rocher Property, Province of Quebec, Canada

The following is a summary taken from a geological report by Terrence Coyle, Geologist dated April 1999. The Company believes that this summary of the report is far and accurate.

The claim group consists of 67 mineral claims located within NTS region 32K/09 east of the north end of Lac Rocher and 15-km northeast of the Nuinsco Resources discovery. The area has not been logged off and thus, there are no roads in the vicinity. At present access is by helicopter from Matagami, Chibougamau, or Camp 115 - Quebec located on the Matagami - Radission Road.

The claims were acquired during the Lac Rocher staking rush, which was provoked by the announcements of a rich nickel/copper intersection in the area.

There is no record of any work having been done on the property other than a traverse by government geologists in 1972/74. The claims are underlain by geology similar to that of the discovery property. There is no information concerning the presence of mafic to ultramafic intrusions around or on the claims.

The Company will await the results of several exploration programs being conducted in the area before proceeding with a initial grass roots exploration program so that informed decisions can be made concerning its mineral potential.

(d) Ungava Prospect, Province of Quebec, Canada.

The following is a summary taken from a geological report prepared for Montoro Resources Inc. by Anglaumaque Explorations Inc. in December 1998. The Company believes that this summary of the report is fair and accurate.

The Ungava Prospect (P.E.M. 1388) covering 50 Km2 is located in the central part of the Circum-Ungava-Belt. It is about 100 kilometers west of Kangirsujuak, a local community on the shore of Wakeham Bay which provides direct access to the Hudson Strait, northern Quebec. Other surface infrastructures in the vicinity of the prospect include the Donaldson Airport operated by Falconbridge Limited and the Kattinik Mine road which passes within 2 km of the north property boundary.

Access to the property is by helicopter from either Igaluit, Kuujjuag, Salluitor or Kangirsujuak. Both Kuujjuag and Igaluit can be by air from Montreal.

The prospect is adjacent to a series of well known Cu-Ni-Platinum Group Elements ("PGE") deposits of the Raglan Camp-Falconbridge production area.

An examination of assessment work and known geology shows the prospect to be a pure grass-roots property, although some outcrop zones are already known from regional mapping.

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

The following table sets forth information regarding the beneficial ownership of shares of the Company's Common Stock as of June 16, 2000 by (i) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding Common Stock; (ii) each director; and (iii) all officers and directors of the Company as a group. Except as may be otherwise indicated in the footnotes to the table, each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them.

          Name of                           Common Stock              Percent
     Beneficial Owner (1)               Beneficially Owned (2)       Owned (3)

           CDS & Co. (4)                   14,704,708                  71.2%
           CEDE & Co. (4)                   3,678,694                  17.8%
           All officers and
           Directors(5)                     2,301,200                  11.1%
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

(3) Assumes 20,653,012 Shares outstanding plus, for each group, any securities that specific person has the right to acquire upon exercise of presently exercisable stock options and warrants. Options and warrants held by persons other than the specific individual for whom an ownership interest percentage is being calculated are not considered in calculating that specific individual's ownership interest percentage.

(4) The beneficial owners of CDS & Co. and CEDE & Co. are unknown to the Company and its Officers and Directors.

(5) Includes 894,000 options outstanding held by the Officers and Directors of the Company.

There are no voting agreements or similar arrangements (formal, informal, written, or oral) known to management to exist.

ITEM 5. NATURE OF TRADING MARKET.

The Company's securities are currently traded on the Canadian Venture Exchange (formerly Vancouver Stock Exchange) under the symbol "BEO." The following table sets forth, for the period from January 1, 1998 through December 31, 1999, the high and low trades for the Common stock as reported by the National Quotation Bureau Incorporated (the Company has only one class of capital stock, common shares without par value):

   Calendar Quarter              Trading Quotations (high-low)
   -----------------             -----------------------------

                                  1999 (Cdn$)     1998 (Cdn$)
                                  ----------      ----------
                                  High   Low      High   Low
                                  ----   ---      ----   ---
   First                          0.75   0.35     1.10   0.44
   Second                         0.77   0.35     1.14   0.70
   Third                          0.41   0.25     1.19   0.55
   Fourth                         0.30   0.11     0.75   0.46

The Company's securities began trading on the NASD OTC Bulletin Board market under the symbol "BEOVF" on October 6, 1998. For the period October 6, 1998 through December 31, 1999, the trades ranged from a low of $0.10 USD and a high of $0.53 USD per share.

The Company's securities are recorded on the books of its transfer agent in registered form. As of June 16, 2000 the approximate number of record holders of the Company's Common stock was 1,098, 1,041 of which are United States shareholders of record holding a total of 4,799,193 shares, or approximately 23.2% of the outstanding class. Some of the outstanding shares of the Company are, however, registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof.

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

A shareholder of the Company will generally not be subject to tax pursuant to the Canadian Act on a capital gain realized on a disposition of Common stock unless the Capital Stock is "taxable Canadian property" to the shareholder for purposes of the Canadian Act and the shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty. The Capital Stock will not be taxable Canadian property to a shareholder provided that the Company is a "public corporation" within the meaning of the Canadian Act and provided that such shareholder, or persons with whom such shareholder did not deal at arm length (within the meaning of the Canadian Act), or any combination thereof, did not own 25% or more of the issued shares of any class or series of the Company at any time within five years immediately preceding the date of disposition. The Company is a "public corporation" within the meaning of the Canadian Act. In addition, the Treaty will generally exempt a shareholder who is a resident of the United States for purposes of the Treaty from tax in respect of a disposition of Common stock provided that the value of the shares of the Company is not derived principally from real property (including resource property) situated in Canada and provided such shareholder does not have and has not had within the 12-month period preceding the disposition a permanent establishment or fixed base available to such shareholder in Canada.

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

ITEM 8. SELECTED FINANCIAL DATA.

The selected financial data of the Company for the fiscal years ended January 31, 2000, 1999, 1998, was derived from the financial statements of the Company which have been audited by Dale, Matheson, Carr-Hilton, Independent Chartered Accounts. The financial data for the fiscal years 2000, 1999, and 1998, is included in the Company's audited reports which are attached as Exhibits to this Form 20-F. The audited information in the Summary Financial Data Chart was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements. The audited data in the following table was derived from financial statements prepared in accordance with Canadian Generally Accepted Accounting Principals ("Canadian GAAP"); reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements. Footnote 17 to Financial Statements sets forth the material differences between U.S. GAAP and Canadian GAAP for the audited selected financial data of the Company for the fiscal years 2000, 1999, and 1998.

                                           Year          Year          Year
                                          Ended         Ended         Ended
                                      1/31/2000       1/31/99       1/31/98
                                      ---------       -------       -------
                                          Cdn.$         Cdn.$         Cdn.$
Canadian GAAP
--------------
Revenue                                  $7,753    $5,458,032        $5,562
Net Income (Loss)                   $(6,396,320)   $4,113,376     $(437,456)
Per Share                                $(0.32)        $0.20        $(0.02)
Actual Outst. Shrs.                  19,764,012    19,600,012    19,223,012
Dividends                                   nil           nil           nil
Total Assets                         $4,150,274   $11,595,739    $6,170,105
Shareholder Equity                   $4,121,502   $10,432,662    $6,108,166

U.S. GAAP
----------
Weighted Ave Shares                  19,729,722   *20,345,920    19,223,012
Net Income (Loss)                   $(6,772,360)   $4,113,376     $(437,456)
Per Share                                $(0.34)        $0.25        $(0.02)
Total Assets                         $3,774,234   $11,595,739    $6,170,105
Shareholder Equity                   $3,745,462   $10,432,662    $6,108,166

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

Results of Operations.

The Company focused its attention and resources during the fiscal years ended January 31, 1997 and 1998 upon the SSSRO acquisition. The Company's interest in SSSRO began during 1996, during which the Company developed a long-term strategy to acquire and develop the Slovakian property.

As a result of depressed gold prices and weak resource sectors world-wide the Company has been unable, to date, to find a joint venture partner or commit further resources to fund the reopening of the Pezinok mine as planned. Management feels that based on current gold prices the project is not currently viable. A write-down of the value of the combined development and capital acquisition costs to an estimated recoverable value of $500,000 Cdn. has been recorded in the fiscal year ended January 31, 2000.

To date, including fiscal 2000 and 1999, the Company has not generated any operating income. Revenues for past years relate solely to interest revenues on the Company's term deposits, and a gain on sale of the oil/gas interest to EuroGas, Inc.

The Company anticipates expending approximately $5,000 Cdn. throughout fiscal year 2001 on care and maintenance to maintain its good standing on the Pezinok Mine property . The Company's total capital needs are predicated by the current general administrative expenses and by the budgeted exploration/development expenditures. One source of funds presently available to the Company is through the sale of equity capital. Another alternative for the financing of further exploration/development would be an offering by the Company of an interest in its property to be earned by another party or parties carrying out further exploration/development to commercial production. The Company is currently exploring such joint venture opportunities.

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

Fiscal 2000 Compared with Fiscal Year 1999. During fiscal year 2000, general and administrative costs were $299,204 compared to $236,216 for the comparable period last year, an increase of $62,988 or 26.7%. The net increase is comprised primarily of increases and decreases in certain categories as follows: a decrease of $2,869 in audit and accounting expenses, a decrease of 14,206 in legal fees, an increase of $30,678 in project investigation charges, an increase of $14,973 in office and sundry and other line item increases and decreases under $10,000. Each of the line item changes are attributable to the Slovakian acquisitions which required a significant amount of travel during the year for due diligence and the subsequent follow through items conducted during 1999.

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

To date the Company's activities have been financed primarily through the sale of equity securities. During the fiscal year ended January 31, 1998, the Company issued 1,090,000 shares upon the exercise of incentive stock options which netted the Company treasury $982,700 Cdn.

During the fiscal year ended January 31, 1999, the Company issued 377,000 shares upon the exercising of incentive stock options which netted the Company treasury $211,120 Cdn.

During the fiscal year ended January 31, 2000, the Company issued 54,000 shares upon the exercise of incentive stock options which netted the Company $30,240(Cdn.). The Company liquidated 870,000 shares of common stock of EuroGas, Inc. to net $674,000 Cdn. ($465,140 USD).

The Company will need to obtain additional funding to pursue its business strategies during the next fiscal year. At the present time, the Company anticipates seeking funding through additional private placements, joint venture agreements, production financing, pre-sale loans, or a combination of these options. The Company will be able to sell 1,630,000 shares of common stock of EuroGas, Inc. during the fiscal year ending January 31, 2001. The Company's inability to raise additional capital to fund operations through the remainder of this year and through the next fiscal year may have a detrimental effect on the Company's viability and capability to pursue its business plan.

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


PART III.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT.

Directors and Executive Officers.

The names, ages and positions of the Company's Directors and executive officers as of January 31, 2000 are listed below:

Name                  Age    Position with the       Nationality   First Elected
                             Company
Vojtech Agyagos        56    President, Director     Canadian        1996
Gary Musil             49    Secretary, Director     Canadian        1992
Kenneth B. Liebscher   57    Director                Canadian        1992
Peter John             45    Director                German          1996
Peter E. Serck         64    Director                Canadian        1996
Nicolo Bellanca        42    Director                Italian         1996

Vojtech Agyagos has served as the President and a Director of the Company since December 1996. Mr. Agyagos has been self-employed as a consultant and manager to companies involved in the acquisition and development of resource properties since July 1991. From 1982 to 1985 and from 1985 to 1991 he served as the President and a Director of Inter-Globe Resources and Stanholm Resources respectively. From May 1993 to January 1995, Mr. Agyagos served as President and a Director of Stina Resources Ltd. Mr. Agyagos provides general administrative services to the Company which are detailed in his management consulting agreement with the Company.

Gary Musil has served as Secretary and a Director of the Company since August 1992. From 1988 to the present, Mr. Musil has served as the Secretary and a Director for E.T.C. Industries Ltd., from 1990 to 1996 as a director for Veto Resources Ltd., from 1988 to 1996 as the Secretary and a Director for El Bravo Gold Mining Ltd., and Secretary of Montoro Resources Inc. since February 1999. Mr. Musil was self-employed from 1991 - 1999. Since December 1999 Mr. Musil has been employed as Chief Financial Officer and provides accounting and bookkeeping services to the Company. Mr. Musil holds a Diploma in Business Administration and was enrolled for three years in the Certified General Accountant program. Prior to his self-employment he was employed for 15 years as a Divisional Controller and Accountant for a mining producing company.

Kenneth B. Liebscher has served as a Director of the Company since May 1992.
Mr. Liebscher, from 1992 to the present time has served as the President and as a director of E.T.C. Industries Ltd. and as a director of Montoro Resources Inc. since December 1998. Since December 1998 to present Mr. Liebscher has served on the board of directors of Direction Technologies Inc., trading on the O.T.C. Bulletin Board. Mr. Liebscher currently works with U.S. and Foreign Co. as its Sales Manager, a position he has held since 1993. From 1990 to 1992 he worked for Ivoclar N.A. as its Executive Vice President of Sales and Marketing.

Peter John has served as a Director of the Company since April 1996. Since 1979, Mr. John has been self-employed as an industrial designer. He received a design degree from Fachhochschule Design in 1979.

Peter E. Serck has served as a Director of the Company since August 1996. He currently owns as a sole proprietor Ventures Diversified Co. and has over 20 years of experience as an investment advisor.

Nicolo Bellanca has served as a Director of the Company since April 1996. Mr. Bellanca has served as a director for Montoro Resources Inc. from 1995 to the present, and from April 1, 1999 as a director of E.T.C. Industries Ltd. Since 1990, Mr. Bellanca has been employed as a Tourism Director and other positions in the tourist industry.

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

The Board held 13 meetings in fiscal year 2000 with an average attendance of over 74%. All directors attended a majority of the meetings held during their tenures as directors. Board members are not presently compensated, but are reimbursed for their expenses associated with attending Board and Committee meetings.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

The Company currently has one executive officer who holds stock options. Compensation paid during the last fiscal year to the three highest paid Executive Officers of the Company is as follows:

                       Summary Compensation Table

             ANNUAL COMPENSATION                  LONG-TERM COMPENSATION
NAME AND   YEAR    SALARY    BONUS   OTHER             AWARDS PAYOUTS
PRINCIPAL           ($)       ($)    ANNUAL                               (1)
POSITION                             COMP.  RESTRICT    OPTIONS   LTIP    ALL
                                             STOCK      SARS(#) PAYOUTS($) OTHER

Vojtech
Agyagos    2000   54,000(2)   -0-     -0-     -0-       75,000    -0-       -0-
President  1999   54,000(2)   -0-     -0-     -0-      300,000    -0-       -0-
           1998   50,000(2)   -0-     -0-     -0-        -0-      -0-       -0-
------------------------------

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

Certain options have been issued pursuant to the guidelines of the Canadian Venture Exchange ("CDNX") formerly (Vancouver Stock Exchange), which state that the aggregate number of shares that may be reserved for issuance pursuant to incentive stock options shall not exceed 10% of the issued shares of a company at the time of granting. Further, the guidelines state that the exercise price of an incentive stock option shall not be less than the average closing price of the Company's shares traded through the facilities of the CDNX within the ten
(10) trading days immediately preceding the day on which the options are granted and publicly announced.

As of January 31, 2000, there were a total of 889,000 outstanding share options exercisable at $0.32 per share with an expiration date of February 24, 2000, a total of 850,000 outstanding share options exercisable at $0.32 with expiration date of September 17, 2001 and a total of 230,000 outstanding share options exercisable at $0.32 with an expiration date of January 13, 2002. A total of 1,739,000 outstanding options are held by officers and directors of the Company.

The stock options granted by the Company have been issued at current market value at the time of grant. All options granted during fiscal year 2000 were granted at the then current market value.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

During the most recently completed fiscal year ended on January 31, 2000, the following transactions took place with related parties:

Management fees totalling $54,000 Cdn. were paid to Vojtech Agyagos pursuant to an agreement commencing January 1, 1997. The management fees paid to Mr. Agyagos are equivalent to fees that would have to be paid to an unrelated third party for similar services.

Office rent totalling $18,000 Cdn. was paid to Ostrov Resources Ltd., a company managed by Vojtech Agyagos. The monthly rental increased from $1,000 to $1,500 per month effective March 1, 1997. The rent paid to Ostrov is equivalent to rent that would have to be paid to an unrelated third party for similar facilities.

The Company paid $58,420 Cdn. in office services to 311180 British Columbia Ltd., a company controlled by Gary Musil. Effective August 1, 1996, the Company terminated its rental agreement with 311180, but continued with an office services contract paid on an hourly basis until November 30, 1999. The fees for office services paid to 311180 British Columbia Ltd. are equivalent to fees that would have to be paid to an unrelated third party for similar services.

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

(a) Index to Financial Statements and Schedules                             Page
-----------------------------------------------                             ----

Report of Independent Auditor                                                F-1

Balance Sheets of the Company as of January 31, 2000
and January 31, 1999                                                         F-2

Statements of Deficit for the year ended January 31, 2000, 1999 and
the year ended January 31, 1998                                              F-4

Statements of Operations for the year ended January 31, 2000, 1999 and
the year ended January 31, 1998                                              F-5

Statements of Cash Flow for the year ended January 31, 2000, 1999 and
the year ended January 31, 1998                                              F-6

Notes to Financial Statements                                                F-7

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

                                                BELMONT RESOURCES INC.



Dated: July 31, 2000                            By: /s/ Gary Musil
                                                    ---------------------
                                                    Gary Musil, Secretary

                                 EXHIBIT INDEX

Exhibit
Number    Title of Document                            Location
------    -----------------                            --------

1.1       Memorandum of Incorporation.                 Report with Form 20-FR
                                                       dated September 19, 1998
                                                       and incorporated herein
                                                       by reference.

1.2       Articles.                                    Report with Form 20-FR
                                                       dated September 19, 1998
                                                       and incorporated herein
                                                       by reference.

2.1       Sample Director Option Agreement between     Report with Form 20-FR
          the Company and Mr. Agyagos, Mr. John,       dated September 19, 1998
          Mr. Bellanca, Mr. Serck, Mr. Musil, and      and incorporated herein
          Mr. Liebscher                                by reference.

2.2       Warrant Agreement between the Company and    Report with Form 20-FR
          Oxbridge Limited dated May 13, 1996.         dated September 19, 1998
                                                       and incorporated herein
                                                       by reference.

3.1       Purchase Agreement dated June 7, 1996        Report with Form 20-FR
          between the Company, Slovgold A.G.,          dated September 19, 1998
          and SSSRO.                                   and incorporated herein
                                                       by reference.

3.2       Mineral Right Contract between SSSRO and     Report with Form 20-FR
          Rudne Bane dated June 5, 1996 (translated).  dated September 19, 1998 and incorporated herein
                                                       by reference.

3.3       Vancouver Stock Exchange approval of SSSRO   Report with Form 20-FR
          purchase dated July 30, 1996.                dated September 19, 1998
                                                       and incorporated herein
                                                       by reference.

3.4       Agreement dated July 1, 1996 between SSSRO   Report with Form 20-FR
          and Rudne Bane concerning land and building  dated September 19, 1998
          purchase (translated).                       and incorporated herein
                                                       by reference.

3.5       Management Agreement between the Company     Report with Form 20-FR
          and Mr. Agyagos dated January 1, 1997.       dated September 19, 1998
                                                       and incorporated herein
                                                       by reference.

Exhibit
Number    Title of Document                            Location
------    -----------------                            --------

3.6       Lease and office services agreement          Report with Form 20-FR
          between the Company and 311180 British       dated September 19, 1998
          Columbia Ltd. including August 1, 1996       and incorporated herein
          amendments.                                  by reference.

3.7       Residential Tenancy Agreement between        Report with Form 20-FR
          the Company and Dusan Berka dated April      dated September 19, 1998
          1, 1997.                                     and incorporated herein
                                                       by reference.

3.8       Letter of Termination to Panos Canadian      Report with Form 20-FR
          Investments Inc. concerning Nevada           dated September 19, 1998
          Property Options.                            and incorporated herein
                                                       by reference.

3.9       Deleted as an Exhibit.                       Report with Form 20-FR
                                                       dated September 19, 1998
                                                       and incorporated herein
                                                       by reference.

3.10      Purchase Agreement dated May 14, 1996        Report with Form 20-FR
          between SSSRO and Rudne Bane concerning      dated September 19, 1998
          underground and surface mine equipment       and incorporated herein
          (translated).                                by reference.

3.11      Purchase Agreement dated October 14, 1996    Report with Form 20-FR
          between SSSRO and Rudne Bane concerning      dated September 19, 1998
          concentrator buildings and land              and incorporated herein
          (translated).                                by reference

3.12      Mining permit dated September 30, 1996       Report with Form 20-FR
          issued to SSSRO (translated).                dated September 19, 1998
                                                       and incorporated herein
                                                       by reference

3.13       Decision of the Ministry Environment        Report with Form 20-FR
           of the Slovak Republic dated March 10,      dated September 19, 1998
           1998 designating the oil and gas            and incorporated herein
           exploration territory To Maseva, s.r.o.     by reference
           (translated).

3.14       Contract of Mandate dated March 16,         Report with Form 20-FR
           1998 between the Company and Maseva,        dated September 19, 1998
           s.r.o. (translated).                        and incorporated herein
                                                       by reference

3.15       Letter of Intent between the Company        Report with Form 20-FR
           and EuroGas dated May 8, 1998.              dated September 19, 1998
                                                       and incorporated herein
                                                       by reference

Exhibit
Number    Title of Document                            Location
------    -----------------                            --------

3.16      Acquisition Agreement and Warrant dated      Report with Form 20-FR
          July 22, 1998 between the Company and        dated September 19, 1998
          EuroGas, Inc.                                and incorporated herein
                                                       by reference

4.1       Acquisition Agreement between Belmont        Report with Form 20-F
          Resources Inc., EuroGas Inc. and EuroGas     dated July 28, 1999
          Resources Inc., dated October 9, 1998.       and incorporated herein
                                                       by reference

4.2       Acquisition Agreement between Belmont        Report with Form 20-F
          Resources Inc. and Mike Lavoie, dated        dated July 28, 1999
          March 5, 1999.                               and incorporated herein
                                                       by reference

4.3       Option Agreement Assignment between          Report with Form 20-F
          Belmont Resources Inc. and Montoro           dated July 28, 1999
          Resources Inc., dated March 16, 1999.        and incorporated herein
                                                       by reference

5.1       Consolidated unaudited financial             Report with Form 6-K
          statements for three months ended            dated October 6, 1999
          April 30, 1999                               and incorporated herein
                                                       by reference.

5.2       Consolidated unaudited financial             Report with Form 6-K
          statements for six months ended July         dated October 7, 1999
          31, 1999                                     and incorporated herein
                                                       by reference.

5.3       Form 27 Material Change Report; Form         Report with Form 6-K
          20 Report of Exempt Distribution, and        dated October 26, 1999
          Amended Form 20 Report of Exempt             and incorporated herein
          Distribution.                                by reference.

5.4       Form 27 Material Change Report.              Report with Form 6-K
                                                       dated December 20, 1999
                                                       and incorporated herein
                                                       by reference.

5.5        Consolidated unaudited financial            Report with Form 6-K
           statements for nine months ended            dated January 11, 2000
           October 31, 1999.                           and incorporated herein
                                                       by reference.

Exhibit
Number    Title of Document                            Location
------    -----------------                            --------

5.6       Form 27 Material Change Report dated         Report with Form 6-K
          January 6, 2000;                             dated April 3, 2000
                                                       and incorporated herein
                                                       by reference.

5.7       January 11, 2000 Notice of Minor Asset       Report with Form 6-K
          Transaction c/w the McCallan Oil & Gas       dated April 3, 2000
          agreement dated Dec. 13/99;                  and incorporated herein
          by reference.

5.8       January 12, 2000 Notice of Minor Asset       Report with Form 6-K
          Transaction c/w the Montoro Option           dated April 3, 2000
          Assignment Agreement dated January 4, 2000;  and incorporated herein by reference.

5.9       January 13, 2000 Form 27 Material Change     Report with Form 6-K
          Report re Incentive Stock Options Granted;   dated April 3, 2000
                                                       and incorporated herein
                                                       by reference.

5.10      January 27, 2000 CDNX letter c/w stock       Report with Form 6-K
          option agreements and Appendix 23B, 23C,     dated April 3, 2000
          23D;                                         and incorporated herein
                                                       by reference.

5.11      January 31, 2000 Form 27 Material            Report with Form 6-K
          Change Report re proposed Private Placement  dated April 3, 2000 and incorporated herein
                                                       by reference.

5.12      Form 27 Material Change Report dated         Report with Form 6-K
          February 8, 2000                             dated April 4, 2000
                                                       and incorporated herein
                                                       by reference.

5.13      Form 27 Material Change Report dated         Report with Form 6-K
          February 18, 2000                            dated April 4, 2000
                                                       and incorporated herein
                                                       by reference.

5.14      February 21, 2000 Stock Option filing        Report with Form 6-K
          documentation c/w Agreements                 dated April 4, 2000
                                                       and incorporated herein
                                                       by reference.

5.15      Form 27 Material Change Report dated         Report with Form 6-K
          February 24, 2000                            dated April 4, 2000
                                                       and incorporated herein
                                                       by reference.

Exhibit
Number    Title of Document                            Location
------    -----------------                            --------

5.16      Form 27 Material Change Report dated         Report with Form 6-K
          March 1, 2000                                dated April 11, 2000
                                                       and incorporated herein
                                                       by reference.

5.17      Form 27 Material Change Report dated         Report with Form 6-K
          March 3, 2000                                dated April 11, 2000
                                                       and incorporated herein
                                                       by reference.

5.18      Notice of acquisition c/w Form 5C            Report with Form 6-K
          Transaction Summary dated March 7, 2000      dated April 11, 2000
                                                       and incorporated herein
                                                       by reference.

5.19      Agreement on the Assignment of shares        Report with Form 6-K
          in Rozmin s.r.o. Corp. between Belmont       dated April 11, 2000
          Resources Inc. and Gebruder Dorfner GmbH     and incorporated herein
          & Co. ("Dorfner") for 32.5% of Rozmin        by reference.
          dated February 24, 2000

5.20      Agreement on the Assignment of shares in     Report with Form 6-K
          Rozmin s.r.o. Corp. between Belmont          dated April 11, 2000
          Resources Inc. and OSTU Industriemineral     and incorporated herein
          Consult GmbH Co. Ltd. ("OIMC") for 24.5%     by reference.
          of Rozmin dated February 24, 2000.

5.21      Finders Fee Agreement between Belmont        Report with Form 6-K
          Resources Inc. and Tradetech gmbH dated      dated April 11, 2000
          February 26, 2000                            and incorporated herein
                                                       by reference.

5.22      Form 27 Material Change Report dated         Report with Form 6-K
          April 24, 2000                               dated June 27, 2000
                                                       and incorporated herein
                                                       by reference.

5.23      Notice of Annual General Meeting,            Report with Form 6-K
          Information Circular, and Proxy Related      dated July 7, 2000
          Materials dated June 16, 2000                and incorporated herein
                                                       by reference.

5.24      Form 27 Material Change Report dated         Report with Form 6-K
          June 28, 2000                                dated July 7, 2000
                                                       and incorporated herein
                                                       by reference.

5.25      Form 27 Material Change Report dated         Report with Form 6-K
          June 29, 2000                                dated July 7, 2000
                                                       and incorporated herein
                                                       by reference.

                             BELMONT RESOURCES INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                              (IN CANADIAN DOLLARS)

                 DALE      Partnership of:
             MATHESON      James F. Carr-Hilton, Ltd.  Peter J. Donaldson, Inc.
          CARR-HILTON      Fraser G. Ross, Ltd.        Robert J, Burkart, Inc.
CHARTERED ACCOUNTANTS      Alvin F. Dale, Ltd.         Robert J. Matheson, Inc.
--------------------------------------------------------------------------------



                                AUDITORS' REPORT


To the Directors of
Belmont Resources Inc.


We have audited the consolidated balance sheets of Belmont Resources Inc. as at January 31, 2000 and 1999 and the consolidated statements of deficit, operations, and cash flows for each of the years ended January 31, 2000, 1999 and 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the company as at January 31, 2000 and 1999 and the results of its operations and cash flows for each of the years ended January 31, 2000, 1999 and 1998 in accordance with Canadian generally accepted accounting principles. We report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.


                                                 /s/ DALE, MATHESON, CARR-HILTON
                                                       CHARTERED ACCOUNTANTS
Vancouver, B.C.
June 15, 2000







 A MEMBER OF MMGI INTERNATIONAL, A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTANTS
                               AND BUSINESS ADVISORS
Vancouver Office:  Suite 1700 - 1140 West Pender Street, Vancouver, B.C., Canada
    V6E 4G1, Tel:  604 687-4747 * Fax:  604 687-4216 * E-mail: dmc@dmch.com
Surrey Office:     Suite 303-7337-137th Street, Surrey, B.C., Canada
    V3W 1A4, Tel:  604 572-4586 * Fax:  604 572-4587 * dmc@dmch.com

                               BELMONT RESOURCES INC.

               CONSOLIDATED BALANCE SHEETS - JANUARY 31, 2000 AND 1999

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
                                                              2000         1999
                                                               $             $
--------------------------------------------------------------------------------

                                        ASSETS

CURRENT ASSETS

     Cash                                                   906,785      29,809
     Term deposit                                           370,296     200,000
     Marketable securities (Note 3)                       2,100,149   3,437,100
     Accounts receivable (Note 10)                           11,266      17,436
     Refundable deposit (Note 4)                            100,000        -
     Prepaid expenses                                         6,129       3,486
                                                          ---------   ---------
                                                          3,494,625   3,687,831

MARKETABLE SECURITIES (Note 3)                                 -      2,291,400

ADVANCES (Note 5)                                                 1      55,000

DEFERRED ACQUISITION COSTS (Note 13(a))                      16,040        -

CAPITAL ASSETS (Note 6)                                       5,451       3,662

RESOURCE INTERESTS (Note 7)                                 634,157   5,557,846
--------------------------------------------------------------------------------
                                                          4,150,274  11,595,739
================================================================================


APPROVED ON BEHALF OF THE BOARD


/s/ Kenneth B. Liebscher     Director
----------------------------


/s/ Gary Musil               Director
----------------------------





                                 - See Accompanying Notes -

                               BELMONT RESOURCES INC.

               CONSOLIDATED BALANCE SHEETS - JANUARY 31, 2000 AND 1999

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
                                                              2000         1999
                                                               $             $
--------------------------------------------------------------------------------

                                      LIABILITIES

CURRENT LIABILITIES

   Accounts payable and accrued liabilities                  28,772      45,744
   Future income taxes (Note 8)                                -        568,603
                                                          ---------   ---------
                                                             28,772     614,347

DUE TO SHAREHOLDERS                                            -            220

NON-CONTROLLING INTEREST (Note 2(a))                           -          8,673

FUTURE INCOME TAXES (Note 8)                                   -        539,837
                                                          ---------   ---------
                                                             28,772   1,163,077
                                                          ---------   ---------


                                    SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 9)                                   13,605,585  13,520,425

DEFICIT                                                  (9,484,083) (3,087,763)
                                                          ---------   ---------
                                                          4,121,502  10,432,662
--------------------------------------------------------------------------------
                                                          4,150,274  11,595,739
================================================================================

COMMITMENTS (Note 11)








                                    - See Accompanying Notes -

                               BELMONT RESOURCES INC.

                        CONSOLIDATED STATEMENTS OF DEFICIT

                   YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
                                               2000         1999         1998
                                                $            $            $
--------------------------------------------------------------------------------

BALANCE, beginning of year                 (3,087,763)  (7,201,139)  (6,763,683)


NET (LOSS) INCOME FOR THE YEAR             (6,396,320)   4,113,376     (437,456)
--------------------------------------------------------------------------------

BALANCE, end of year                       (9,484,083)  (3,087,763)  (7,201,139)
================================================================================














                              - See Accompanying Notes -

                               BELMONT RESOURCES INC.

                       CONSOLIDATED STATEMENTS OF OPERATIONS

                   YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
                                               2000         1999         1998
                                                $            $            $
--------------------------------------------------------------------------------

REVENUE
   Interest income                              7,753       14,282        5,562
   Gain on sale of oil and gas
       property (Note 7(d))                      -       5,443,750         -
                                           ----------   ----------   ----------
                                                7,753    5,458,032        5,562
                                           ----------   ----------   ----------

EXPENSES
   Amortization                                14,626          916        1,297
   Audit and accounting                        10,199       13,068       16,723
   Foreign exchange loss                       10,346        2,419        4,241
   Interest and bank charges                      596        1,075          718
   Legal                                        3,625       17,831       22,112
   Management fees                             54,000       54,000       50,000
   Office and sundry                           24,873        9,900        6,502
   Project investigation                       31,755        1,077       45,000
   Regulatory and filing fees                   6,877        5,811        7,841
   Rent                                        18,000       18,000       17,500
   Telephone and facsimile                      5,555        6,909        4,750
   Transfer agent fees                         12,458       12,154       12,631
   Travel and promotion                        25,539       22,650       30,675
   Secretarial and administration services     66,715       57,995       39,830
   Shareholder relations                       14,040       12,411        6,727
                                           ----------   ----------   ----------
                                              299,204      236,216      266,547
                                           ----------   ----------   ----------

LOSS BEFORE OTHER ITEMS                      (291,451)  (5,221,816)    (260,985)
                                           ----------   ----------   ----------

OTHER ITEMS
   Write-down of resource interests        (5,017,439)        -        (176,471)
   Recovery of minority interest                8,673         -            -
   Loss on marketable securities
     (Note 3)    -   disposals             (1,502,354)        -            -
                 -   write-downs             (647,407)        -            -
   Write-down of advances                     (54,999)        -            -
   Gain on disposal of capital assets             217         -            -
                                           ----------   ----------   ----------
                                           (7,213,309)        -        (176,471)
                                           ----------   ----------   ----------

INCOME (LOSS) BEFORE INCOME TAXES          (7,504,760)   5,221,816     (437,456)

FUTURE INCOME TAX PROVISION (RECOVERY)     (1,108,440)   1,108,440         -
--------------------------------------------------------------------------------
NET INCOME (LOSS) FOR THE YEAR             (6,396,320)   4,113,376     (437,456)
================================================================================
(LOSS) EARNINGS PER SHARE (Note 2(f))
          - basic                               (0.32)        0.21        (0.02)
          - fully diluted                         n/a         0.20         -
================================================================================


                           - See Accompanying Notes -

                               BELMONT RESOURCES INC.

                       CONSOLIDATED STATEMENTS OF CASH FLOW

                   YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
                                               2000         1999         1998
                                                $            $            $
--------------------------------------------------------------------------------

CASH FLOWS PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
   Net (loss) income for the year          (6,396,320)   4,113,376     (437,456)
   Add non-cash items:
    Amortization                               14,626          916        1,297
    Gain on disposal of capital assets           (217)        -            -
    Future income tax provision (recovery) (1,108,440)   1,108,440         -
    Loss on marketable securities           2,149,761         -            -
    Gain on sale of oil and gas property         -      (5,443,750)        -
    Write-down of resource interests        5,017,439         -         176,471
    Recovery of minority interest              (8,673)        -            -
    Write-down of advances                     54,999         -            -
                                           ----------   ----------   ----------
                                             (276,825)    (221,018)    (259,688)
   Net changes in non-cash working
    capital items
    Accounts receivable                         6,170       (6,883)      40,924
    Advances from related parties                -            -           2,000
    Refundable deposit                       (100,000)        -            -
    Prepaid expenses                           (2,643)       5,250       (4,665)
    Accounts payable and accrued
      liabilities                             (16,972)      (7,302)      26,260
                                           ----------   ----------   ----------
                                             (390,270)    (229,953)    (195,169)
                                           ----------   ----------   ----------
INVESTING ACTIVITIES
   Mineral property expenditures              (84,201)    (333,801)    (199,569)
   Proceeds on sale of marketable
    securities                              1,486,090         -            -
   Advances                                      -         (55,000)        -
   Proceeds on sale of capital assets          24,474         -            -
   Acquisition of capital assets               (2,801)        -        (114,648)
   Deferred acquisition costs                 (16,040)        -            -
                                           ----------   ----------   ----------
                                            1,407,522     (388,801)    (314,217)
                                           ----------   ----------   ----------
FINANCING ACTIVITIES
   Issuance of share capital                   30,240      211,040      982,700
   Due to shareholders                           (220)        -             220
                                           ----------   ----------   ----------
                                               30,020      211,040      982,920
                                           ----------   ----------   ----------

INCREASE (DECREASE) IN CASH                 1,047,272     (407,714)     473,534

CASH, beginning of year                       229,809      637,523      163,989
--------------------------------------------------------------------------------

CASH, end of year                           1,277,081      229,809      637,523
================================================================================

CASH REPRESENTED BY
   Cash                                       906,785       29,809       37,523
   Term deposit                               370,296      200,000      600,000
--------------------------------------------------------------------------------
                                            1,277,081      229,809      637,523
================================================================================

                          - See Accompanying Notes -

                               BELMONT RESOURCES INC.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
1.  OPERATIONS
--------------------------------------------------------------------------------

The Company's primary business is acquisition exploration and development of resource interests. Funding for operations is raised through public and private share offerings and sale of resource interests.

The Company, through its subsidiary, holds the mining rights and certain equipment for a mineral property that was previously state owned and mined by the Slovakian government. The Company is in the process of assessing the feasibility of reworking and reopening the mine. (Note 7(a)).

Future operations are dependant on the Company's ability to raise sufficient funding through share offerings, sale of investments, debt or profitable operations to support current and future expenditures.

--------------------------------------------------------------------------------
2.  SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

    a) Consolidation

       These financial statements include the accounts and operations of Slovgold Slovakia s.r.o. (SSSRO). The Company owns 51% interest pursuant to a share acquisition agreement. (Note 7(a)). All significant intercompany transactions and balances have been eliminated. The non-controlling interest was recorded at historical cost within the subsidiary. As a result of the write-down of the resource interests (Note 7(a)), a substantial deficit exists within the subsidiary. Under GAAP a minority interest is not recognized in a deficit. Accordingly the non-controlling interest has been reversed in the current year.

       SSSRO has a fiscal year end of December 31 for government filing requirements.

       The accounts and operations of SSSRO have been consolidated as at and for the periods January 1 to December 31, 1999 and 1998.

    b) Capital assets

       Capital assets not directly associated with resource interests are recorded at cost. Amortization is provided at 20% per annum on a declining balance basis. Amortization of capital assets directly related to resource interests is capitalized in mineral interests where they relate to direct exploration expenditures.

    c) Resource interests

       Costs incurred in respect of resource interests during the exploration and development stage are capitalized together with the cost of acquisition until such time as a property is in commercial production, sold or abandoned.

       The recoverable value of resource interests, as reported on the balance sheet, is dependant upon future commercial success or proceeds from disposition.

                               BELMONT RESOURCES INC.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
2.  SIGNIFICANT ACCOUNTING POLICIES - CONT'D
--------------------------------------------------------------------------------

    c) Resource interests - Cont'd

       The Company reviews its resource interests whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable in relation to expected future cash flows. Should an impairment in carrying amount be indicated, a write-down to estimated recoverable value would be recorded at that time. (Note 7(a))

       Proceeds on dispositions of partial resource interests on properties are credited as a reduction of carrying costs. No profit or loss is realized until all the related costs have been offset by disposition proceeds. If a property is placed into commercial production, accumulated costs to production will be amortized based on units of production or depletion.

    d) Administrative costs

       Administrative costs not directly associated with resource interests are recognized as period costs and are expensed in the period incurred.

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

    f) Earnings (loss) per share

       Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding. Fully diluted earnings per share, assuming that all outstanding share purchase options were exercised at the beginning of the period, has been presented for the 1999 year, however, the effect for 2000 is anti-dilutive and no adjustment has been made.

    g) Income taxes

       The Company has adopted CICA Handbook Section 3465 "Future Income Taxes" which replaces "deferred income taxes". This accounting guideline applies retroactively to record the effects of future income taxes using the expected rate of tax payable on temporary differences between the accounting and tax basis of assets.

       Future income taxes recorded for the 1999 fiscal year resulted from the recognition of a gain on sale of a resource interest where share consideration was received as proceeds. The tax payable on the disposition was deferred for income tax purposes. Current year losses and available tax loss carryforwards, have been recognized only to the extent they can be utilized to offset current and expected taxable capital gains on the sale of the shares received.

                               BELMONT RESOURCES INC.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
2.     SIGNIFICANT ACCOUNTING POLICIES - CONT'D
--------------------------------------------------------------------------------

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

       The recorded cost of the Slovakian property was based on the estimated value of the share consideration paid. The Slovakian property has been written-down to estimated recoverable value in the current year. This value represents an estimate only. Actual recoverable value may be materially different than the carrying amount. (Note 7(a)).

    i) Financial instruments

       The Company holds short-term interest bearing deposits with maturity dates under 30 days bearing interest at current market rates. Accordingly, the fair market value of these investments are approximately equal to cost.

       Other financial instruments include marketable securities (Note 3), accounts receivable, refundable deposit and accounts payable which are short-term in nature and are valued at recoverable amounts at the balance sheet date.

    j) Risk management

       The Company's largest assets at the balance sheet date are the resource interests in Slovakia held by a Slovakian subsidiary (Notes 7(a)) and the investment in securities resulting from the sale of an oil and gas interest (Note 3). The Company could accordingly, be at risk for foreign currency fluctuations, developing legal and political environments and price fluctuations in resource sector markets.

       The Company does not maintain significant cash or other monetary assets or liabilities in Slovakia. The Company relies on local consultants for the management of the Slovakian interests and for legal and accounting matters.

                               BELMONT RESOURCES INC.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
2.     SIGNIFICANT ACCOUNTING POLICIES - CONT'D
--------------------------------------------------------------------------------

    k) Uncertainty due to the Year 2000 Issue

       The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. The Company is not heavily reliant on computerized systems in its operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

--------------------------------------------------------------------------------
3.  MARKETABLE SECURITIES
--------------------------------------------------------------------------------
                                                               2000        1999
                                                                $           $
                                                               ----        ----

     Cost                                                 2,747,556   3,437,100

     Long-term portion                                         -      2,291,400
                                                          ---------   ---------
                                                          2,747,556   5,728,500
     Less: write-down to market value                       647,407        -
                                                          ---------   ---------
                                                          2,100,149   5,728,500
                                                          =========   =========

     Marketable securities are recorded at the lower of cost or market value.

     The recorded value of securities received upon the sale of Maseva was discounted from the quoted market price of US$2.00 per share as the shares received are subject to a regulatory hold period.

     As at the audit report date, the quoted market value of shares had declined significantly from the year end carrying value to approximately $1,430,500 Cdn. The recoverable value of the shares will be dependant on the market value and liquidity upon sale.

                               BELMONT RESOURCES INC.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
4.  REFUNDABLE DEPOSIT
--------------------------------------------------------------------------------

During the year, the Company entered into an initial option agreement to acquire a 25% interest in EnviGeo Trade s.r.o., a private Slovakian company that owns an oil and gas exploration license in north-eastern Slovakia. Terms of the agreement included payment by Belmont of a refundable deposit of $100,000 (paid) and an additional $400,000 payable within 90 days, subject to Belmont completing a due diligence assessment of the exploration license.

After completing its due diligence, the Company decided not to exercise its option under this agreement and requested return of the deposit on May 29, 2000.

As at June 15, 2000 the deposit had not been refunded.

--------------------------------------------------------------------------------
5.  ADVANCES
--------------------------------------------------------------------------------

On May 1, 1998, the Company entered into a Memorandum of Understanding with Vista Developments Ltd., a company incorporated in the Turks and Caicos Islands, British West Indies. Vista was in the process of obtaining certain rights in Eastern Europe for acquisitions of oil and gas concessions.

Pursuant to the memorandum, the Company and Vista would enter into a joint venture agreement, the terms of which have not been specified. The Company advanced $55,000 to Vista in respect of the memorandum.

As at the year end, no acquisitions or business ventures have resulted from the arrangement. Vista has acknowledged the indebtedness, however there are no specified terms of repayment.

Due to uncertainty over the ability of the company to recover the advance or realize the value through future acquisitions, the amount advanced has been written down to a nominal value of $1.

--------------------------------------------------------------------------------
6.  CAPITAL ASSETS
--------------------------------------------------------------------------------

                                        2000                               1999
                                         $                                  $
                           -------------------------------                 ----
                                      Accumulated
                            Cost      Amortization       Net                Net
                            ----      ------------       ---                ---
   Office furniture and
     equipment             9,388         3,937          5,451             3,662
                           =====         =====          =====             =====

                               BELMONT RESOURCES INC.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
7.  RESOURCE INTERESTS
--------------------------------------------------------------------------------
                                                               2000        1999
                                                                $           $
                                                               ----        ----
    a) Pezinok II
       Acquisition costs                                  4,918,817   4,918,817
                                                          ---------   ---------
       Exploration costs:
          Balance, beginning of year                        420,309     342,846
          Administration                                       -          2,033
          Amortization                                         -         28,412
          Building & equipment rentals                         -         23,614
          Consulting                                          1,500         353
          Guard services                                       -          6,939
          Legal and accounting                                 -          4,698
          Mining supplies                                      -             43
          Report and maps                                      -            692
          Travel and accommodation                            3,545      10,679
                                                          ---------   ---------
                                                            425,354     420,309
                                                          ---------   ---------
       Capital assets                                       173,268     218,720
                                                          ---------   ---------
       Balance, end of year                               5,517,439   5,557,846
       Less: write-down                                  (5,017,439)       -
                                                          ---------   ---------
                                                            500,000   5,557,846
                                                          ---------   ---------
    b) Lac Rocher                     # of
                                     Shares     Price
                                     ------     ------
       Acquisition costs   Cash                              55,000        -
       Acquisition costs   Shares   100,000        0.50      50,000        -
       Finder's fee        Cash                               5,500        -
       Finder's fee        Shares    10,000        0.50       5,000        -
       Less recoveries                                      (37,500)       -
                                                          ---------   ---------
                                                             78,000        -
                                                          ---------   ---------

       Exploration costs
          Geological report                                   1,157        -
                                                          ---------   ---------
                                                             79,157        -
                                                          ---------   ---------

    c) Ungava
       Acquisition costs   Cash                              55,000        -
                                                          ---------   ---------

    d) Maseva
       Acquisition costs                                       -         72,030
       Exploration costs                                       -        212,720
                                                          ---------   ---------
                                                               -        284,750
       Less: disposal of mineral property                      -       (284,750)
                                                          ---------   ---------
                                                               -           -
                                                          ---------   ---------
                                                            634,157   5,557,846
                                                          =========   =========

                               BELMONT RESOURCES INC.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
7.  RESOURCE INTERESTS - CONT'D
--------------------------------------------------------------------------------

    a) Pezinok II Mining Concession

       By agreement dated May 1, 1996 with Rudne Bane, s.p., a Slovakia State owned mining corporation, the company's 51% subsidiary acquired 100% interest in the Pezinok II mining concession, a former producing gold/ antimony mine and mill, located in Pezinok, Slovak Republic.

       The Company is maintaining its interest in the Pezinok II mining concessions and is seeking a joint venture partner to continue development plans.

       As a result of depressed gold prices and weak resource sectors world-wide, the Company has been unable, to date, to find a joint venture partner or commit its own resources to fund the reopening of the Pezinok mine as planned.

       Management feels that based on current gold prices the project is not currently viable. The mining and environmental permits for reopening the project expired at the end of 1999. The Company continues to hold the rights to the concessions, however to reopen the mining operation new permits will be required. The Company has not abandoned its interests in the concessions, however due to uncertainty over the viability of the mining operation at current gold prices management has determined that a write-down of the carrying value of the concessions is appropriate.

       The ultimate recoverable value will be dependant on future gold prices, the company's ability to finance a reopening or proceeds of disposition if sold. Additional write-down's may be required in future. Carrying values will be reviewed on a periodic basis and appropriate adjustments will be made if required.

       Should the Company be unable to find a joint venture partner or raise funds to complete the planned program and reinstate its permits, the project may have to be abandoned.

       A write-down of the value of the combined concessions and dedicated capital assets to estimated recoverable value of $500,000 Cdn. has been recorded in the current year.

    b) Lac Rocher

       The Company entered into an agreement dated March 5, 1999 for the right to acquire a 100% interest in 67 mineral claims located in the Lac Rocher area, Quebec ("property"). The agreement provides the Company the right to acquire a 100% interest in the property by payment of $55,000 (paid) and issuance of 100,000 common shares (issued) at a deemed price of $0.50 per share.

       The property is subject to a 2% NSR with a 1% buy-out for $1,000,000. A production bonus of 50,000 common shares is payable within 60 days following commencement of commercial production. The buy-out and the bonus will be subject to further regulatory review and acceptance.

                               BELMONT RESOURCES INC.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
7.  RESOURCE INTERESTS - CONT'D
--------------------------------------------------------------------------------

    b) Lac Rocher - cont'd

       On March 16, 1999, the Company entered into an agreement with Montoro Resources Inc. ("Montoro") whereby Montoro has been granted an option to acquire 50% of Belmont's 100% interest in the 67 mineral claims located in the La Rocher area of Quebec. In consideration, Montoro paid Belmont $30,000 and issued 50,000 common shares subject to a one year hold period (received). In addition, Montoro was required to expend $35,000 on exploration on the property by September 30, 1999. This has been extended by subsequent agreement to September 30, 2000.

    c) Ungava

       On January 4, 2000, the Company entered into an option assignment agreement with Montoro Resources Inc. to acquire a 50% interest in an exploration permit in the Ungava region of Quebec.

       Consideration for this acquisition is as follows:

         i) cash payments of $55,000 (paid)
        ii) issuance of 50,000 common shares of the Company to Montoro subject to regulatory approval
       iii) completion of a Phase I exploration program in the amount of $30,000 by September 30, 2000.

    d) Maseva Property

       On October 9, 1998, the Company entered into an agreement with EuroGas, Inc. to sell its 90% ownership in Maseva Gas s.r.o. in exchange for 2,500,000 common shares and warrants for the purchase of up to an additional 2,500,000 shares of EuroGas at $2.50 U.S. per share. The EuroGas, Inc. shares were assigned an accounting value of $5,728,500 for the purposes of recording the proceeds of this disposition and carrying value of the shares received. No value was assigned to the share purchase warrants. The Company retained a 22.5% working interest in the overall concession under the agreement. No contribution is required by the company under the working interest on the first two wells drilled. All costs incurred up to the date of disposition have been reversed in the accounts against the sale proceeds. The gain on disposition was recorded as follows:

                                                                      $
                                                                    -----

        Assigned proceeds for EuroGas, Inc. shares              5,728,500
        Less: costs incurred                                      284,750
                                                               ----------

        Net gain on disposition                                 5,443,750
                                                               ==========

        The Company is holding the shares for resale as marketable securities. (Note 3).

                               BELMONT RESOURCES INC.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
8.  INCOME TAXES
--------------------------------------------------------------------------------

Future income tax expense results from temporary differences between the recognition of expenses for tax and financial statement purposes as explained in
Note 2(g)).  The sources of these differences are as follows:

                                                               2000        1999
                                                                $           $
                                                               ----        ----
       Excess  of accounting cost over tax cost of
         marketable securities                              211,867   1,796,440

       Excess of amortization over tax allowance claimed     (8,877)     (2,600)

       Tax loss carryforward applied                           -       (489,690)

       Current deduction of capitalized resource
         expenditures                                      (202,990)   (195,710)
                                                         ----------   ----------
                                                               -      1,108,440
       Less: current                                           -        568,603
                                                         ----------   ----------
                                                               -        539,837
                                                         ==========   ==========

As the criteria for recording the future income tax benefits resulting from available unutilized tax losses carried forward have not been satisfied. No future income tax benefit has been recorded for the current year.

--------------------------------------------------------------------------------
9.  SHARE CAPITAL
--------------------------------------------------------------------------------

    a) Authorized
       50,000,000 common shares at
          no par value

    b) Issued                               2000                   1999
                                   -------------------     --------------------
                                                  $                         $
                                   Number      Amount      Number        Amount
                                   ------      ------      ------        ------
       Balance, beginning
         of year               19,600,012   13,520,345   19,223,012   13,309,305

       Issued during the
         year for:

       Property acquisitions
                    i)            110,000       55,000         -            -

       Stock options
         exercised ii)             54,000       30,240      377,000      211,040
                               ----------   ----------   ----------   ----------

        Balance, end of year   19,764,012   13,605,585   19,600,012   13,520,345
                               ==========   ==========   ==========   ==========

                               BELMONT RESOURCES INC.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
9.  SHARE CAPITAL - CONT'D
--------------------------------------------------------------------------------


          i) During the year, 100,000 common shares were issued for a resource acquisition and 10,000 common shares were issued for a finder's fee. The shares were issued at a deemed price of $0.50 per share.

         ii) During the year, 54,000 stock options were exercised at a price of $0.56 per shares.

    c) Stock Options (Note 13(d))

       At the year end, the Company had share purchase options outstanding to directors and employees as follows:

                   Number of             Exercise             Expiry
                   Shares                Price                Date
                   --------              -------              ------

                    889,000                 0.32          February 24, 2000
                                                          (exercised)
                    850,000                 0.32          September 17, 2001
                    230,000                 0.32          January 13, 2002
                 ----------
                  1,969,000
                 ==========

    d) Escrow and pooled shares

       There are no shares held in escrow or subject to pooling agreements as at the year end.

--------------------------------------------------------------------------------
10. RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

    a) During the year the Company incurred:
         i) $58,420 (1999 - $55,350) for administrative services charged by a company controlled by a director, and $18,000 (1999 - $18,000) for rent to another company controlled by a director.
        ii) $54,000 (1999 - $54,000) in management and consulting fees were charged by a director of the Company

    b) Included in accounts receivable are:
         i) an amount of $2,367 (1999 - $2,742) owing by a corporation controlled by two directors of the Company.
        ii) an amount of $Nil (1999 - $798) owing by a corporation controlled by a director of the Company.

    c) Included in accounts payable at January 31, 2000 is an amount of $4,745 (1999 - $1,280) due to two directors and a company controlled by a director.

    d) Related party transactions have been recorded at their dollar exchange amount.

(See Notes 11 and 13).

                               BELMONT RESOURCES INC.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
11. COMMITMENTS
--------------------------------------------------------------------------------

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

    c) Acquisition (Note 13(a)).

--------------------------------------------------------------------------------
12. SEGMENTED INFORMATION
--------------------------------------------------------------------------------

Identifiable assets by geographic location:
                                                               2000        1999
                                                                $           $
                                                               ----        ----
       Canada                                             3,504,538   6,026,997
       Slovakia                                             645,736   5,568,742
                                                         ----------  ----------
                                                          4,150,274  11,595,739
                                                         ==========  ==========

--------------------------------------------------------------------------------
13. SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

   a) The Company signed an agreement on February 26, 2000 with vendors to acquire a 57% interest in Rozmin s.r.o., a private Slovakian mining company which controls a talc deposit in the eastern Slovak Republic.
      The total cash consideration for the transaction is 2,850,000 German marks ($2.061 million Cdn.).

      A finder's fee of 150,000 German marks ($104,240 Cdn.) has been paid.

      Regulatory approval was received April 3, 2000 and the acquisition completed in two stages in mid April, 2000.

      As at the year end, $16,040 in costs had been incurred in connection with due diligence and legal services.

                               BELMONT RESOURCES INC.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
13. SUBSEQUENT EVENTS - CONT'D
--------------------------------------------------------------------------------

      The acquisition will be accounted for using the purchase method. Unaudited pro-forma information at April 30, 2000 relating to the acquisition is as follows:

       Tangible assets to be acquired (book value):                     $
                                                                     -----

            Cash                                                    120,863
            Other current assets                                     53,871
            Mineral interests                                     2,039,568
            Capital assets                                           30,624
                                                                -----------
                                                                  2,244,926
                                                                -----------
       Direct liabilities to be acquired:

            Accounts payable and other                              243,551
            Minority interest                                       860,591
                                                                -----------
                                                                  1,104,142
                                                                -----------
       Net assets to be acquired                                  1,140,784
       Purchase consideration                                     2,181,293
                                                                -----------

       Excess consideration to be allocated
             to mineral interests                                 1,040,509
                                                                ===========

       Transactions between the acquisition date of April 14, 2000 and April 30, 2000 are not material.

    b) 889,000 shares were issued for stock options exercised for proceeds of $284,480.

    c) The Company sold 565,800 EuroGas, Inc. shares for net proceeds of $882,653.

    d) 75,000 stock options were granted to directors and employees at a price of $0.50 per share expiring in February 18, 2002.

    e) On April 24, 2000, the Company, through one of its directors, advanced a refundable deposit of $150,000 in respect of an oil concession in Eastern Europe. After completing due diligence, the Company decided not to proceed. The deposit was refunded plus interest in May 2000.

    f) In April 2000, the Company received short-term loans totalling $100,000 from a director and a company controlled by a person related to the director. The loans were repaid in May 2000.

                               BELMONT RESOURCES INC.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
14. NON-CASH TRANSACTIONS
--------------------------------------------------------------------------------

During the year the Company had the following non-cash transactions:

    a) Issuance of share capital for resource interest
       acquisition.                                               $55,000
    b) Receipt of marketable securities for recovery of
       mineral interest acquisition costs                           7,500

--------------------------------------------------------------------------------
15.     LOSS CARRY FORWARD
--------------------------------------------------------------------------------

The Company has available non capital losses which may be carried forward to apply against future income for tax purposes as follows:

                                                 Amount
           Available to                            $
           ------------                          ------

                2001                             94,776
                2002                             64,238
                2003                             37,715
                2004                            245,827
                2005                            255,447
                2006                            218,599
                2007                            259,655
                                              ---------
                                              1,176,257
                                              =========

The future potential income tax benefits of these losses has not been recorded in these financial statements.

--------------------------------------------------------------------------------
16. COMPARATIVE FIGURES
--------------------------------------------------------------------------------

Certain of the 1999 comparative figures have been reclassified to conform with current presentation.

                               BELMONT RESOURCES INC.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
17. RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED
    ACCOUNTING PRINCIPLES
--------------------------------------------------------------------------------

These financial statements are prepared using Canadian Generally Accepted Accounting Principles (GAAP) which do not differ materially from United States Generally Accepted Accounting Principles with respect to the accounting policies and disclosures in these financial statements except as set out below:

    a) Under U.S. GAAP deferred exploration costs which have been deferred in the accounts under Canadian GAAP would be recorded as period expenses. Where full unrestricted exploitation or extraction rights are not established or have been relinquished any capitalized acquisition or development costs must also be expensed under U.S. GAAP.

       The Company did not renew its extraction permits during the current year. Accordingly, for U.S. GAAP purposes all costs deferred under Canadian GAAP are written-down to the net recoverable value of remaining capital assets.

    b) Under U.S. GAAP deferred acquisition costs which have been deferred in the accounts under Canadian GAAP would be recorded as period expenses.

         i) If accounting principles generally accepted in the United States were followed, the effect on the consolidated statement of operations, shareholders' equity, balance sheet and cash flows would be:

                                               2000         1999         1998
                                                $            $            $
                                               ----         ----         ----

    Consolidated Statement of Operations

     Net income (loss) - Canadian GAAP     (6,396,320)   4,113,376     (437,456)

     Adjustment for resource
         interests                 a)        (360,000)        -            -

     Adjustment for deferred
         acquisitions costs        b)         (16,040)        -            -
                                          --------------------------------------
                                           (6,772,360)   4,113,376     (437,456)
                                          ======================================

      Weighted average number of
         shares outstanding:

      Canadian GAAP and U.S. GAAP          19,729,722  20,345,920    19,223,012
                                          ======================================

       Earnings (loss) per share -
         U.S. GAAP                             (0.34)        0.20         (0.02)
                                          ======================================

                               BELMONT RESOURCES INC.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
17. RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED
    ACCOUNTING PRINCIPLES - CONT'D
--------------------------------------------------------------------------------

         i) Cont'd

                                                               2000        1999
                                                                $           $
                                                               ----        ----
       Assets:
       Deferred acquisitions costs - Canadian GAAP           16,040        -

       Less adjustment - U.S. GAAP                          (16,040)       -
                                                         ----------------------

                                                               -           -
                                                         ======================

       Resource interests - Canadian GAAP                   634,157   5,557,846

       Less adjustment - U.S. GAAP                         (360,000)       -
                                                         ----------------------

       Resource interests - U.S. GAAP                       274,157   5,557,846
                                                         ======================

       Shareholders' equity - Canadian GAAP               4,121,502  10,432,662

       Less adjustment for deferred acquisitions costs
          and resource interests                           (376,040)      -
                                                         ----------------------

       Shareholders' equity - U.S. GAAP                   3,745,462  10,432,662
                                                         ======================

       Total assets - Canadian GAAP                       4,150,274  11,595,739

       Less adjustment for deferred acquisitions costs
          and resource interests                           (376,040)      -
                                                         ----------------------

       Total assets - U.S. GAAP                           3,774,234  11,595,739
                                                         ======================

                               BELMONT RESOURCES INC.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
17. RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED
    ACCOUNTING PRINCIPLES - CONT'D
--------------------------------------------------------------------------------

        ii) Consolidated Statement of Cash Flows:

                                               2000         1999         1998
                                                $            $            $
                                               ----         ----         ----

     Operating and investing activities
       under U.S.
     GAAP would be restated as follows:

     Operating activities - Canadian GAAP    (390,270)    (299,953)    (195,169)
     Adjustment for deferred acquisitions
        costs                                 (16,040)        -            -
                                            ------------------------------------

     Operating activities - U.S. GAAP        (406,310)    (299,953)    (195,169)
                                            ====================================

     Investing activities - Canadian GAAP 1,407,522 (388,801) (314,217) Adjustment for deferred acquisitions
        costs                                  16,040         -            -
                                            ------------------------------------
     Investing activities - U.S. GAAP       1,423,562     (388,801)    (314,217)
                                            ====================================

     Under U.S. GAAP non-cash transactions are excluded from the statement of cash flows and reported separately as supplemental information. Significant non-cash transactions in these financial statements are as follows:

                                               2000         1999         1998
                                                $            $            $
                                               ----         ----         ----

    a) Issuances of share capital for
       resource interest acquisition           55,000         -            -

    b) Receipt of marketable securities
       for recovery of mineral interest
       acquisitions costs                       7,500         -            -

       iii) Accounts receivable

            U.S. GAAP requires disclosure of the amount of any allowance for doubtful accounts receivable.

            The Company's allowance is not material, accordingly no disclosure is provided.

                               BELMONT RESOURCES INC.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                                (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
17. RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED
    ACCOUNTING PRINCIPLES - CONT'D
--------------------------------------------------------------------------------

        iv) Stock based compensation

            The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock issued to Employees" (APB 25) in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's options for common shares granted to employees is not less than the fair market value of the underlying stock on the date of the grant, no compensation expense has been recognized.

         v) Recent pronouncements

            The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard No. 130 "Comprehensive Income " ("SFAS 130"), No. 131 ("Disclosures about Segments of an Enterprise and Related Information") ("SFAS 131"), No. 132 ("Employers' Disclosures About Pensions and Other Post Retirement Benefits ("SFAS 132") and No. 133 ("Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The new pronouncements have no material impact on these consolidated financial statements.