Form 20-F
period 2001-01-30
BELMONT RESOURCES INC
filed 2001-07-30
CIK 1056301

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F
(MARK ONE)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JANUARY 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ______________ TO ______________

                         COMMISSION FILE NUMBER: 0-29616

                             BELMONT RESOURCES INC.
                             ----------------------
             (Exact name of registrant as specified in its charter)

    British Columbia, Canada
---------------------------------                    -------------------------
(State or jurisdiction of incorporation                 (I.R.S. Employer
    or  organization)                                  Identification  No.)

    600 -625 Howe Street, Vancouver, British Columbia      V6C 2T6
    --------------------------------------------------   -------------------
(Address of principal executive offices)                    (Zip Code)

                 Registrant's telephone number:  (604) 683-6648
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

Indicate by check mark which financials statement item the Company has elected to follow.

   Item 17   X        Item 18
            ---               ---

This Form 20-F consists of 27 pages. Exhibit Index begins on page 28.

                            TABLE OF CONTENTS

PART I                                                              PAGE

ITEM 1. DESCRIPTION OF BUSINESS                                       3

ITEM 2. DESCRIPTION OF PROPERTY                                      13

ITEM 3. LEGAL PROCEEDINGS                                            15

ITEM 4. CONTROL OF REGISTRANT                                        15

ITEM 5. NATURE OF TRADING MARKET                                     16

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS
  AFFECTING SECURITY HOLDERS                                         17

ITEM 7. TAXATION                                                     18

ITEM 8. SELECTED FINANCIAL DATA                                      19

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS                      20

ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT                    22

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS                      24

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM
  REGISTRANT OR SUBSIDIARIES                                         25

ITEM 13. INTEREST OF MANAGEMENT IN
  CERTAIN TRANSACTIONS                                               25

PART II
ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED                  26

PART III
   ITEM 15. DEFAULTS UPON SENIOR SECURITIES                          26

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR
  REGISTERED SECURITIES AND USE OF PROCEEDS                          26

PART IV
ITEM 17. FINANCIAL STATEMENTS AND EXHIBITS                           27

SIGNATURE                                                            27

PART I.

ITEM 1. DESCRIPTION OF BUSINESS.

                                     GLOSSARY

The Following is a "Glossary" of the terms used throughout this document and the Exhibits hereto, or both:

ANTIMONY PYRITE ORE: A mineral in which sulfur exists in combination with antimony (a metallic element, brittle, lustrous, and white in color).

CDNX: Canadian Venture Exchange (formerly Vancouver Stock Exchange)

CU: Symbol for Copper

DEVELOPMENT CONCESSIONS: A permission or a right obtained through an agreement, from the owner of a mining property, to exploit the mineral or the metallic values contained in the mineral deposit.

DEVELOPMENT:   The process of preparing a property containing an established commercially minable deposit, but which is not in production, for extraction.

DISCOUNTED MARKET PRICE: The Market Price less a discount which shall not exceed the amount set forth below, subject to a minimum price of $0.10:

   Closing Price   Discount
   --------------   --------
   Up to $0.50       25%
   $0.51 to $2.00    20%
   Above $2.00       15%

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

MAFIC: Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals

MARKET PRICE: Subject to exceptions, means the last daily closing price of the Company's Listed Shares before either the issuance of the news release; or the filing of the Price Reservation Form required to fix the price at which the securities are to be issued, granted, or deemed to be issued (the "notice of the transaction").

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

The Company became a reporting company in British Columbia on February 14, 1979, which was the date a receipt was issued for the Company's final prospectus by the British Columbia Securities Commission. The Company has 50,000,000 shares of Common stock authorized, and as of January 31, 2001, 20,703,012 shares of common stock issued and outstanding. The Common stock of the Company began trading on the CDNX (formerly the Vancouver Stock Exchange) on February 14,
1979 under the trading symbol "BEO."

The Company prepared for trading on the NASD OTC Bulletin Board in 1998. The Form 20-FR was accepted for filing by the U.S. Securities and Exchange Commission in September 1998, and the Company began trading in October 6, 1998 under the symbol BEOVF.

Where You Can Find More Information:

The Company's executive head office is located at 600 - 625 Howe Street, Vancouver, B.C., Canada V6C 2T6. The contact person in the head office is Gary Musil, Secretary. The telephone number is (604) 683-6648 and the facsimile number is (604) 683-1350.

We file annual, quarterly, and current reports, news releases and other information with the CDNX, B.C. Securities Commission (electronic filing through System for Electronic Document Analysis & Retrieval-"SEDAR") and the SEC. You may read and copy any reports, statements, or other information that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington,D.C. 20549 or call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site (http://www.sec.gov) that makes available to the public reports and other
     ----------
information regarding issuers, such as our Company, that file electronically with the SEC.

In addition, we will provide, without charge, to each person to whom this Form 20F is delivered, upon written or oral request, a copy of any or all the foregoing documents (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Please direct written requests for such copies to the Company at the office address above listed.

We maintain an Internet Website at http://www.Belmont-Resources.com and have
                    --------------------------------
available, for interested shareholders/investors, maps and other material concerning our activities.

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

SSSRO at the time it was acquired, had no history of material revenues from mining operations. SSSRO had been involved primarily in exploration and development of the Pezinok property. The financial statements of SSSRO are consolidated with those of the Company and are reported in the financial statements attached to the Annual Report for the period ended January 31, 2001.

In late 1997 gold and antimony prices began to fall. With low prices causing major gold mine closures, the Company decided to put the Pezinok property on a care and maintenance basis and pursue other exploration activity such as oil and gas. Should the Company be unable to find a joint venture partner for the Pezinok property, the project may have to be abandoned. A write-down of the value of the combined concession and dedicated capital assets to an estimated recoverable value of $500,000 Cdn.for the year ended January 31,2000 and a further write-down of $400,000 to $100,000 has been recorded in the current year.

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

On July 27, 1998, and amended October 9, 1998, the Company signed an Acquisition Agreement with EuroGas, Inc., a Utah corporation, whereby EuroGas acquired all of the Company's interest in Maseva Gas s.r.o. The terms of the agreement with EuroGas were that the Company receive 2,500,000 restricted shares of its common stock and warrants to purchase 2,500,000 million shares of EuroGas common stock at $2.50 U.S. per share at any time prior to September 30, 2000. In October, 2000, the Company reacquired the 90% ownership in Maseva for cash consideration of $42,500 (paid). For more information concerning the Kralovsky Chlmec property, see "Item 2: Description of Property".

On March 5, 1999 the Company entered into an agreement to acquire a 100% interest in 67 mineral claims in the Lac Rocher Area, Quebec ("Lac Rocher "). The agreement provided the Company the right to acquire a 100% interest in the Lac Rocher by payment of $55,000 Cdn. (which was paid) and issuance of 100,000 common shares (which were issued) at a deemed price of $0.50 Cdn. per share

On March 16, 1999 the Company entered into an agreement with Montoro Resources Inc. ("Montoro") whereby Montoro was granted an option to acquire 50% of the Company's 100% interest in Lac Rocher. Montoro paid the Company $30,000 Cdn.; issued 50,000 restricted shares of common stock and agreed to incur $35,000 Cdn. in exploration expenditures on the Lac Rocher by September 30, 2000. During the year ending January 31,2001 the Company decided not to continue exploration in this area and has incurred a write-down of $79,157 on this project.

On January 4, 2000, the Company entered into an option assignment agreement with Montoro Resources Inc. to acquire a 50% interest in an exploration permit in the Ungava region of Quebec.
Consideration for this acquisition was as follows:
i)    cash payments of $55,000 Cdn. (which was paid)
ii) issuance of 50,000 common shares of the Company to Montoro subject to regulatory approval (which were issued)
iii)  completion of a Phase 1 exploration program in the amount of $30,000
      Cdn. by September 30, 2000.(which was completed)

For more information concerning the two preceding Quebec properties, see "Item 2: Description of Property".

The Company signed an agreement dated February 26, 2000 to acquire a 57% interest in Rozmin s.r.o., a private Slovakia mining company that controls the Gemerska Poloma talc deposit in the eastern Slovakia. The total cash consideration paid for the transaction was 2,850,000 German marks ($2.061 million Cdn.). A finder's fee of 150,000 German marks ($104,240 Cdn.) was paid in connection with the agreement. Regulatory approval was received April 3, 2000 and the acquisition was completed in April 2000. As of January 31, 2001 $160,000 Cdn. in additional funds have been contributed into Rozmin's working capital and development costs. The financial statements of Rozmin are consolidated with those of the Company and are reported in the financial statements attached to the Annual Report for the period ended January 31,2001.

Subsequent to the year end, the following transaction occurred:

On March 27,2001, the Company entered into an agreement whereby it agreed to sell subject to regulatory and shareholder approvals, to EuroGas,Inc., its 57% equity interest in the capital stock of Rozmin s.r.o. Consideration for this transaction is as follows:
i. 12,000,000 common shares in the capital stock of EuroGas (less than 10% interest);
ii. Granting by Rozmin of a 2% royalty to the Company on the gross revenue of talc sold;
iii. The payment by EuroGas of a $100,000 U.S. non-refundable advance royalty;

iv. The repricing of outstanding 2,500,000 EuroGas warrants held by the Company from the current price of $0.82 U.S. per warrant to $0.40 U.S. per warrant for the balance of the term of the warrants. The warrants expire on June 14, 2002.

As at May 15,2001 regulatory approval had been conditionally granted. Final acceptance requires shareholder approval.

For more information concerning the Rozmin s.r.o. development, see "Item 2:
Description of Property".

PLAN OF OPERATION.

The Company is in the business of the acquisition, exploration, and if warranted, development of mining and oil/gas properties. The Company, which has held various mining interests, has recently focused its resources upon its property interests in the Slovak Republic and Province of Quebec, CanadaSee "Item 2: Description of Property." The Company intends to raise additional funds through private financings, or joint ventures to permit further property exploration and development of the Slovakian properties, and to move the properties into the production stage. No assurance can be given that the Company will be able to raise the needed capital to develop the Company's properties. Failure to raise such financing could be detrimental to the success of the Company.

See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations."

COSTS AND SOURCES OF FUNDING.

To date the Company's activities have been financed primarily through the sale of equity securities. The proceeds from these offerings were used primarily to fund property acquisitions and to pay operating costs. During the fiscal year ended January 31, 1999, the Company raised $211,120 Cdn. through the exercise of directors/employees incentive stock options (377,000 shares issued at $0.56 per share). During the fiscal year ended January 31, 2000, the Company raised $30,240 Cdn. through the exercise of directors/employees incentive stock options (54,000 shares issued at $0.56 per share). The Company also liquidated 1,304,200 shares of common stock of EuroGas, Inc. and realized approximately $1,486,450 Cdn. ($1,017,073 USD). During the fiscal year ended January 31,2001 the Company raised $284,480 Cdn through the exercise of directors/employees incentive stock options (889,000 shares issued at $0.32 per share). The Company also liquidated 1,163,800 shares of common stock of EuroGas,Inc. and realized approximately $1,476,750 Cdn. ($1,015,522 USD).

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

EMPLOYEES.

As of January 31, 2001, the Company and its subsidiaries, SSSRO and Rozmin s.r.o. had seven employees. The Company also utilizes the services of various individuals on a consulting basis. The Company considers its labor relations to be excellent.

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

Foreign Countries and Regulatory Requirements. The Company's properties located in the Slovak Republic where mineral and oil/gas exploration activities may be affected by varying degrees of political instability, and haphazard changes in government regulations such as tax laws, business laws, and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, and mine safety. Additionally, although the Company has investigated the title to its properties in the Slovak Republic and is satisfied that it holds title under Slovakian laws, the Company cannot guarantee title. Title to and the extent of mining applications and titles may be disputed and the title to mining properties in Slovakia may be subject to unregistered encumbrances, transfers, title defects, and historical claims of indigenous persons. The Company is presently unaware of any specific concerns with operating in the Slovak Republic. The general risks referenced reflect political turmoil present in many countries during the restructuring of the Eastern Bloc countries during the past two decades.

Currency Fluctuations. All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. The Company maintains accounts in Canadian and Slovakian currencies. The Company's operations in Canada and the Slovak Republic make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results. Future revenues and expenses will be denominated in Canadian, U.S., and Slovakian currencies. Currency markets have been relatively unstable over the past two years and are anticipated to remain unstable in the near to mid-term. If the Company's Slovakian property is brought into production, the sale of production commodities will most likely be denominated in U.S. dollars. The Company does not maintain significant monetary assets or liabilities denominated in Slovakian Crowns. Fluctuations in the rates of currencies for both U.S. and Slovakian currencies could have a material impact on the results of operations and financial position of the Company when reported in Canadian currency. The Company does not engage in currency hedging activities. The Company is not aware of any current or anticipated factors which would cause the currency to fluctuate substantially.

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

Key Personnel. The Company depends on its President, Vojtech Agyagos, born and raised in Slovakia, who was instrumental in arranging these acquisitions and negotiating further equipment and land purchases. The loss of his management services would have a material effect on the Company particularly relating to the Company's activities in Slovakia. The Company does not maintain key man insurance on the lives of any of its management or employees.

ITEM 2. DESCRIPTION OF PROPERTY.

The Company's right, title, or claim to its properties and its location, history of known previous operations, present condition, notable rock formations and mineralization, intended exploration and development, reserves data, and the nature and state of equipment located at the property is as follows:

(a) PEZINOK PROPERTY, SLOVAK REPUBLIC.

A geological report and property evaluation by Richard G. LaPrairie P.Eng. and Dr. Juraj (Duro) Adamec P. Geo dated July 25, 1996 was submitted as Exhibit filed with the original 20-FR. The report covers the Pezinok II property and Company believes that the report is fair and accurate.

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

Management feels that based on current gold prices the project is not currently viable. The mining and environmental permits for reopening the project have now expired. The Company continues to hold the rights to the concession, however to reopen the mining operation new permits will be required.

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

During 1998 the Company commissioned an evaluation report by Geological Exploration and Environmental Research Services Ltd. ("GEOMEGA") of Budapest, Hungary coordinated by Dr. Frerenc Horvath. GEOMEGA recommended that a 3D seismic survey be completed over 360 Km2 of the concession. This extensive report has been turned over to Maseva Gas, the operator, for review and outline of a work program and related budget for 2001/02.

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

During the year ending January 31,2001, the Company determined that further expenditures were not warranted and has abandoned its interest in the Lac Rocher claims Accordingly, all costs have been written off.

(d) UNGAVA PROSPECT, PROVINCE OF QUEBEC, CANADA.

The following is a summary taken from a geological report prepared for Montoro Resources Inc. by Anglaumaque Explorations Inc. in December 1998. The Company believes that this summary of the report is fair and accurate.

The Ungava Prospect (P.E.M. #1547 - formerly #1388) covering 50 Km2 is located in the central part of the Circum-Ungava-Belt. It is about 100 kilometers west of Kangirsujuak, a local community on the shore of Wakeham Bay which provides direct access to the Hudson Strait, northern Quebec. Other surface infrastructures in the vicinity of the prospect include the Donaldson Airport operated by Falconbridge Limited and the Kattinik Mine road which passes within 2 km of the north property boundary.

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

During the year ending January 31,2001 the Company and Montoro Resources Inc. completed an approximately $100,000 exploration program on the P.E.M. #1547 prospect. The program consisted of helicopter-supported reconnaissance geological mapping, Beep-Mat geophysical prospecting, airborne magnetometer interpretation and sampling to follow up on targets identified from air photo's, enchaned images and regional airborne surveys. The exploration located the pyroxenite sill that was targeted and a few others that were not known from earlier mapping. Samples were analyzed for gold, platinum, palladium, nickel and copper content. Anomalous values were not returned from the prospecting samples. The Company is currently reviewing the final results to help determine exploration priorities for the 2001 season on this property.

(e) GEMERSKA POLOMA TALC PROJECT, EASTERN SLOVAK REPUBLIC.

The following is a summary taken from a Preliminary Feasibility Study dated January 1998 prepared by Hansa GeoMin Consult,Gmbh of Duisburg, Germany. The Company believes that this summary of the report is fair and accurate.

The Gemerska Poloma Talc deposit is located near the communities of Gemerska Poloma and Roznava in the south-eastern part of Slovakia, about 370 km. from Bratislava. The deposit is a metasomatic type deposit with talc-magnesite rocks which do not outcrop anywhere in the mineralized area. The total preliminary estimate of the overall mineralization of the orebody is 150 million tons of talccarbonate rock with 30 million tons of contained talc. The area considered in this study is the western part of the orebody only with 5,938,000 tons of mineralized rocks containing 1,586,000 tons talc (i.e. 26.2%) The crude talc will be mined in an underground mine. Based on the high grade reserves at a cut-off grade of 40%, the mine lay-out is developed for a yearly capacity of 133,000 tpy mineralized rocks.

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

The following table sets forth information regarding the beneficial ownership of shares of the Company's Common Stock as of June 8,2001 by (i) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding Common Stock; (ii) each director; and (iii) all officers and directors of the Company as a group. Except as may be otherwise indicated in the footnotes to the table, each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them.

   Name of                Common Stock             Percent
   Beneficial Owner (1)   Beneficially Owned (2)   Owned   (2)

   CDS & Co.(3)             14,680,118              70.9%
   CEDE & Co. (3)            3,712,488              17.9%
   All officers and
     Directors(4)            2,375,200              11.5%
   as a group (six total)

(1) Unless otherwise noted, the Company believes that all Shares are beneficially owned and that all entities or persons named in the table or their family members have sole voting and investment power with respect to all Shares owned by them.

(2) Assumes 20,703,012 Shares outstanding plus, for each group, any securities that specific person has the right to acquire upon exercise of presently exercisable stock options and warrants. Options and warrants held by persons other than the specific individual for whom an ownership interest percentage is being calculated are not considered in calculating that specific individual's ownership interest percentage.

(3) The beneficial owners of CDS & Co. and CEDE & Co. are unknown to the Company and its Officers and Directors.

(4) Includes 1,400,000 options outstanding/exercisable, held by the Officers and Directors of the Company.

There are no voting agreements or similar arrangements (formal, informal, written, or oral) known to management to exist.

ITEM 5. NATURE OF TRADING MARKET.

The Company's securities are currently traded on the Canadian Venture Exchange (formerly Vancouver Stock Exchange) under the symbol "BEO." The following table sets forth, for the period from January 1, 1998 through December 31, 2000, the high and low trades for the Common stock as reported by the National Quotation Bureau Incorporated (the Company has only one class of capital stock, common shares without par value):

   Calendar Quarter      Trading Quotations (high-low)
   ----------------      -----------------------------

                         2000 (Cdn$)   1999 (Cdn$)   1998 (Cdn$)
                         -----------   -----------   -----------
                         High  Low     High  Low     High  Low
                         ----  ---     ----  ---     ----  ---

   First                 0.83  0.17    0.75  0.35    1.10  0.44
   Second                0.63  0.25    0.77  0.35    1.14  0.70
   Third                 0.45  0.24    0.41  0.25    1.19  0.55
   Fourth                0.32  0.11    0.30  0.11    0.75  0.46

The Company's securities began trading on the NASD OTC Bulletin Board market under the symbol "BEOVF" on October 6, 1998. For the period October 6, 1998 through December 31, 1999, the trades ranged from a low of $0.10 USD and a high of $0.53 USD per share. For the period January 1 through December 31, 2000 the trades ranged from a low of $0.07 USD and a high of $0.64 USD per share.

The Company's securities are recorded on the books of its transfer agent (CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings St., Vancouver, B.C. Canada V6E 3X1) in registered form. As of June 8, 2001 the approximate number of record holders of the Company's Common stock was 1,082, 1,023 of which are United States shareholders of record holding a total of 4,799,193 shares, or approximately 23.2% of the outstanding class. Some of the outstanding shares of the Company are, however, registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof.

The Company has not paid any cash dividends on its Common stock since its incorporation and anticipates that, for the foreseeable future, earnings, if any, will continue to be retained for use in its business.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Shares, other than withholding tax requirements, See "Item 7 - Taxation".

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Shares (the "Voting Shares"), other than are provided in the Investment Canada Act (Canada) (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"), The Investment Act generally prohibits implementation of a reviewable investment by an individual, government, or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian", as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Voting, Shares of the Company by a non-Canadian (other than a "WTO Investor", as defined below) would be reviewable under the Investment Act if it were an investment to acquire control of the Company and the Company was not, immediately prior to the implementation of the investment, controlled by a WTO Investor, and the value of the assets of the Company were $5.0 million or more. An investment in Voting Shares of the Company by a WTO Investor would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company equaled or exceeded $179 million (threshold amount for 1998). A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares of the Company. The acquisition of less than a majority, but at least one-third of the Voting Shares of the Company, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the Voting Shares. In general, an individual is a WT0 Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member other than Canada. A corporation or other entity will be a WTO Investor if it is a "WTO Investor-controlled entity" pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

Certain transactions involving Voting Shares of the Company would be exempt from the Investment Act, including (a) an acquisition of Voting Shares of the Company if the acquisition were made in connection with the person's business as a trade, or dealer in securities; (b) an acquisition or control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for the purpose related to the provisions of

The Investment Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

ITEM 7. TAXATION.

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and the United States; the consequences, if any, of state and local taxes are not considered. The following information is general and security holders are urged to seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own taxes. The Company has not paid dividends on the Shares in any of its last five fiscal years, and has no plans to pay dividends in the immediate future even if we become profitable. Earnings, if any, are expected to be used to advance our activities and for general corporate purposes, rather than to make distributions to shareholders.

Canadian federal tax legislation would require a 25% withholding from any dividends paid or deemed to be paid to the Company's non-resident shareholders. However, a company resident in the United States that beneficially owns at least 10% of the voting stock of the Company would have this rate reduced to 5% through the tax treaty between Canada and the United States. The rate of Canadian non-resident withholding may not exceed 15% of the dividend in the case of United States shareholders other than as described above. The amount of stock dividends paid to non-residents of Canada would be subject to withholding tax at the same rate as cash dividends. The amount of a stock dividend (for tax purposes) would be equal to the amount by which the stated capital of the Company had increased by reason of the payment of such a dividend. Interest paid or deemed to be paid on the Company's debt securities held by Non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

Under the present legislation in the United States, the Company is not subject to United States back-up withholding rules, which would require withholding at a rate of 20% on dividends and interest paid to certain United States persons who have not provided the Company with a taxpayer identification number.

Gains derived from a disposition of Shares by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of Shares was owned by the non-resident shareholder and/or persons with whom the non-resident did not deal at arm's length at any time during the five year period immediately preceding the disposition. In such cases, gains derived by a U.S. shareholder from a disposition of Shares would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty, provided that the U.S. shareholder has not resided in Canada in the ten years immediately preceding the disposition.

This discussion is not intended to be, not should it be construed to be, legal or tax advice to any holder or prospective holder of Shares and no opinion or representation with respect the United Sates federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders are urged therefore to consult their own tax advisors with respect to their particular circumstances.

ITEM 8. SELECTED FINANCIAL DATA.

The selected financial data of the Company for the fiscal years ended January 31,2001, 2000, and 1999, was derived from the financial statements of the Company which have been audited by Dale, Matheson, Carr-Hilton, Independent Chartered Accounts. The financial data for the fiscal years 2001,2000, and 1999, is included in the Company's audited reports which are attached as Exhibits to this Form 20-F. The audited information in the Summary Financial Data Chart was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements. The audited data in the following table was derived from financial statements prepared in accordance with Canadian Generally Accepted Accounting Principals ("Canadian GAAP"); reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements. Footnote 17 to Financial Statements sets forth the material differences between U.S. GAAP and Canadian GAAP for the audited selected financial data of the Company for the fiscal years 2001, 2000, and 1999,.

                                        Year             Year            Year
                                       Ended            Ended           Ended
                                   1/31/2001        1/31/2000         1/31/99
                                   ---------        ---------         -------
                                       Cdn.$            Cdn.$           Cdn.$
Canadian GAAP
--------------
Revenue                             $12,692           $7,753         $14,282
Net Income (Loss)               $(1,346,940)     $(6,396,320)     $4,113,376
Per Share                            $(0.06)          $(0.32)          $0.20
Actual Outst. Shrs.              20,703,012       19,764,012      19,600,012
Dividends                               nil              nil             nil
Total Assets                     $3,475,133       $4,150,274     $11,595,739
Shareholder Equity               $3,071,542       $4,121,502     $10,432,662

U.S. GAAP
---------
Weighted Ave Shares            * 20,636,831     * 19,729,722     *20,345,920
Net Income (Loss)                (1,994,760)    $ (6,772,360)     $4,113,376
Per Share                            ($0.10)         $ (0.34)          $0.20
Total Assets                     $2,827,313       $3,774,234     $11,595,739
Shareholder Equity               $2,423,722       $3,745,462     $10,432,662

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

As a result of depressed gold prices and weak resource sectors world-wide the Company has been unable, to date, to find a joint venture partner or commit further resources to fund the reopening of the Pezinok mine as planned. Management feels that based on current gold prices the project is not currently viable. A write-down of the value of the combined development and capital acquisition costs to an estimated recoverable value of $500,000 Cdn. has been recorded in the fiscal year ended January 31, 2000 and a additional write-down of $400,000 Cdn was recorded in the fiscal year ended January 31,2001.

To date, including fiscal 2001 and 2000, the Company has not generated any operating income. Revenues for past years relate solely to interest revenues on the Company's term deposits, as a result of sales of EuroGas,Inc. common shares.

The Company anticipates expending minimum dollars. throughout fiscal year ending January 31,2002 on care and maintenance of the Pezinok Mine property as it prepares to liquidate the remaining assetsThe Company's total capital needs are predicated by the current general administrative expenses and by the budgeted exploration/development expenditures. One source of funds presently available to the Company is through the sale of equity capital. Another alternative for the financing of further exploration/development would be an offering by the Company of an interest in its property to be earned by another party or parties carrying out further exploration/development to commercial production. The Company is currently exploring such joint venture opportunities for its Maseva Gas-Kralovsky Chlmec exploration territory.

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

Fiscal 2001 Compared with Fiscal Year Ending 2000. During the fiscal year ending January 31,2001, General and Administrative costs were $337,084 compared with $299,204 for the comparable previous year period, an increase of $37,880 or 12.66%. The net increase is comprised primarily of increases and descreases in certain categories as follows: Increases of $18,625 in amortization; of $5,000 in consulting; of $11,879 in legal and accounting/audit; of $19,244 in rent; of $13,866 in salaries and administrative services; of and $6,745 in shareholder communications. The majority of these increases are attributable to additional work both in maintaining our OTC Bulletin Board listing (ie. 20-F and 6K filings with the U.S. Securities and Exchange Commission (the "S.E.C.")) and consolidated financials of our operating subsidiary -Rozmin s.r.o. of the Slovak
Republic.   Decreases occurred in $10,439 of foreign exchange. Also $27,182 less in project investigation costs as the major project under 1999 review (Rozmin s.r.o.) was acquired in April 2000. Other line item decreases were $5,279 in telephone/facsmile (a result of more documents being delivered through electronic mail), and $2,838 in travel/promotion. Other Items which were reflected in the Consolidated Statement of Operations are: The $479,157 write-down of resource interests related to a $400,000 further write-down of the Pezinok property based on current estimated recoverable value and $79,157 on the Lac Rocher project which was abandoned. Loss on marketable securities is explained further in the Note 3 to the Financial Statements for the year-ending January 31,2001 which are attached as Exhibits to this Form 20-F.


LIQUIDITY AND CAPITAL REQUIREMENTS.

The Company's financial performance is dependent on many external factors. World prices and markets for metals, minerals, oil and gas are cyclical, difficult to predict, volatile, subject to government fixing, pegging, or control, and respond to changes in domestic and international political, social, and economic environments.Additionally the availability and costs of funds for production and other costs are increasingly difficult to project. All of these factors can materially affect the financial performance of the Company.

During the fiscal year ended January 31, 1999, the Company issued 377,000 (at $0.56 per share) shares upon the exercising of incentive stock options which netted the Company treasury $211,120 Cdn.

During the fiscal year ended January 31, 2000, the Company issued 54,000 (at $0.56 per share) shares upon the exercise of incentive stock options which netted the Company $30,240(Cdn.). The Company liquidated 1,304,200 shares of common stock of EuroGas, Inc. to net $1,486,450 Cdn. ($1,017,023 USD).

During the fiscal year ended January 31,2001, the Company issued 889,000 (at $0.32 per share) shares upon the exercise of incentive stock options which netted the Company $284,480 Cdn. The Company also liquidated 1,163,800 shares of common stock of EuroGas,Inc. to net $1,476,750 Cdn. ($1,015,522 USD).

The Company will need to obtain additional funding to pursue its business strategies during the next fiscal year. At the present time, the Company anticipates seeking funding through additional private placements, joint venture agreements, production financing, pre-sale loans, or a combination of these options. The Company anticipates it will have available to sell 12,000,000 shares of common stock of EuroGas, Inc. during the fiscal year ending January 31, 2002. The Company's inability to raise additional capital to fund operations through the remainder of this year and through the next fiscal year may have a detrimental effect on the Company's viability and capability to pursue its business plan.

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


PART III.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT.

DIRECTORS AND EXECUTIVE OFFICERS.

The names, ages and positions of the Company's Directors and executive officers as of January 31, 2001 are listed below:

NAME                  AGE    POSITION WITH THE COMPANY   NATIONALITY    FIRST
                                                                        ELECTED

Vojtech Agyagos       57     President, Director         Canadian       1996
Gary Musil            50     Secretary, Director         Canadian       1992
Kenneth B. Liebscher  58     Director                    Canadian       1992
Peter John            46     Director                    German         1996
Peter E. Serck        65     Director                    Canadian       1996
Nicolo Bellanca*      43     Director                    Italian        1996


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

Gary Musil has served as Secretary and a Director of the Company since August 1992. From 1988 to the present, Mr. Musil has served as the Secretary and a Director for E.T.C. Industries Ltd., from 1990 to 1996 as a director for Veto Resources Ltd., from 1988 to 1996 as the Secretary and a Director for El Bravo Gold Mining Ltd., Secretary of Montoro Resources Inc. since February 1999, and currently the President/Director since May 2000, and 2000 to present as a Director of Mandalay Resources Corp. Mr. Musil was self-employed from 1991 - 1999. Since December 1999 Mr. Musil has been employed as Chief Financial Officer and provides accounting and bookkeeping services to the Company. Mr. Musil holds a Diploma in Business Administration and was enrolled for three years in the Certified General Accountant program. Prior to his self-employment he was employed for 15 years as a Divisional Controller and Accountant for a mining company which produced silver,lead and zinc.

Kenneth B. Liebscher has served as a Director of the Company since May 1992.
Mr. Liebscher, from 1992 to the present time has served as the President and as a director of E.T.C. Industries Ltd. and as a director of Montoro Resources Inc. since December 1998. Since December 1998 to present Mr. Liebscher has served on the board of directors of Empyrean Communications Inc. (formerly Direction Technologies Inc.) and January 1999 to present on ThermoElastic Technologies Inc., both companies trading on the O.T.C. Bulletin Board. Mr. Liebscher currently works with U.S. and Foreign Co. as its General/Sales Manager, a position he has held since 1993. From 1990 to 1992 he worked for Ivoclar N.A.
as its Executive Vice President of Sales and Marketing.

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

Nicolo Bellanca served as a Director of the Company since April 1996. Mr. Bellanca also served as a director for Montoro Resources Inc. from 1995 to the present, and from April 1, 1999 as a director of E.T.C. Industries Ltd. *Mr. Bellanca resigned his directorship of all three companies in March/April 2001.

Jake Bottay began serving as a Director of the Company from February 2000. Mr. Bottay from 1996 to the present time has served as a Director of E.T.C. Industries Ltd. From1987 to present Mr.Bottay has worked as a Consultant to other mineral resource development and technology companies.

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

The Board held 8 meetings in fiscal year ending January 31,2001 with an average attendance of over 93%. All directors attended a majority of the meetings held during their tenures as directors. Board members are not presently compensated, but are reimbursed for their expenses associated with attending Board and Committee meetings.


ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

The Company currently has one executive officer who holds stock options. Compensation paid during the last fiscal year to the three highest paid Executive Officers of the Company is as follows:

                     SUMMARY COMPENSATION TABLE (1)

               ANNUAL COMPENSATION                    LONG-TERM COMPENSATION

  NAME AND       YEAR  SALARY   BONUS OTHER                AWARDS PAYOUTS
  PRINCIPAL             ($)      ($)  ANNUAL                                (1)
  POSITION                            COMP.   RESTRICT OPTIONS    LTIP      ALL
                                               STOCK   SARS(#)   PAYOUTS($)OTHER

Vojtech Agyagos  2001  55,000(2) -0-   -0-      -0-    200,000(5)  -0-      -0-
   President     2000  54,000(2) -0-   -0-      -0-     75,000(4)  -0-      -0-
                 1999  54,000(2) -0-   -0-      -0-    144,000(3)  -0-      -0-

---------------------------
(1) The remuneration described in the table does not include the cost to the Company of benefits furnished to the named executive officer. The value of such benefits cannot be precisely determined; however, the executive officer named above did not receive other compensation in excess of the lesser of $50,000 or 10% of such officers' cash compensation.

(2) The above-named executive officer listed is employed by the Company. The "Salary" indicated reflects management fees paid to the executive by the Company.

(3) Options were granted on February 24,1998 and were exercisable up to February 24,2000 at a price of $0.56 per share. 144,000 were repriced at $0.32 on September 17,1999.

(4) Options were granted on September 17,1999 and are exercisable up to September 17,2001 at a price of $0.32 per share. Subsequent to the year ending January 31, 2001, effective June 25, 2001 these options were renegotiated to a price of $0.14.

(5) Options were granted on August 12,2000 and exercisable up to August 17,2002 at a price of $0.32 per share. Subsequent to the year ending January 31, 2001, effective June 25, 2001 these options were renegotiated to a price of $0.14.

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

Certain options have been issued pursuant to the guidelines of the CDNX, which state that the aggregate number of shares that may be reserved for issuance pursuant to incentive stock options shall not exceed 10% of the issued shares of a company at the time of granting. Further, the guidelines state that the exercise/granted price of an incentive stock option shall not be less than the Discounted Market Price.

As of January 31, 2001, there were a total of 850,000 outstanding share options exercisable at $0.32 with an expiration date of September 17, 2001, a total of 230,000 outstanding share options exercisable at $0.32 with and expiration date of January 31,2002, a total of 75,000 outstanding share options exercisable at $0.50 expiring February 18,2002, and 900,000 outstanding share options exercisable at $0.32 expiring on August 17,2002A total of 1,825,000 outstanding options are held by officers and directors of the Company. The stock options granted by the Company have been issued at current market value at the time of grant. All options granted during fiscal year 2001 were granted at the then current market value.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

During the most recently completed fiscal year ended on January 31, 2001, the following transactions took place with related parties:

Office rent totalling $18,000 Cdn. was paid to Ostrov Resources Ltd., a company managed by Vojtech Agyagos. The monthly rental increased from $1,000 to $1,500 per month effective March 1, 1997. The rent paid to Ostrov is equivalent to rent that would have to be paid to an unrelated third party for similar facilities.

Included in short term loans is an amount of $25,000 owing to an individual related to Vojtech Agyagos.

During the year the Company received and repaid a short term loan totalling $100,000 from Vojtech Agyagos and a company controlled by an individual related to Vojtech Agyagos.

Included in accounts receivable are amounts totalling $14,629 owing by corporations with common directors and an amount of $8,112 owing by a former director of the Company.

Included in marketable securities are amounts totalling $17,000 in two publicly traded companies with common directors.

Included in advances is an amount of $56,740 due from a company with common directors.

Related party transactions have been recorded at their dollar exchange amount.

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

     (a)  Index to Financial Statements and Schedules                    Page
     -----------------------------------------------                     ----

     Report of Independent Auditor........................................F-1

     Balance Sheets of the Company as of January 31, 2001
     and January 31, 2000.................................................F-2

     Statements of Deficit for the year ended January 31, 2001, 2000 and the year ended January 31, 1999......................................F-4

     Statements of Operations for the year ended January 31, 2001, 2000 and the year ended January 31, 1999..................................F-5

     Statements of Cash Flow for the year ended January 31, 2001, 2000 and the year ended January 31, 1999..................................F-6

     Notes to Financial Statements........................................F-7

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

                                                  BELMONT RESOURCES INC.



Dated: July 27, 2001                              By: /s/ Gary Musil
                                                      ---------------
                                                  Gary Musil, Secretary/Director
                                                  Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit
Number     Title of Document                           Location
------     -----------------                           --------

1.1        Memorandum of Incorporation.                Report with Form 20-FR
                                                       dated September 19, 1998
                                                       and incorporated herein
                                                       by reference.

1.2        Articles.                                   Report with Form 20-FR
                                                       dated September 19, 1998
                                                       and incorporated herein
                                                       by reference.

2.1        Sample Director Option Agreement between    Report with Form 20-FR
           the Company and Mr. Agyagos, Mr. John,      dated September 19, 1998
           Mr. Bellanca, Mr. Serck, Mr. Musil, and     and incorporated herein
           Mr. Liebscher.                              by  reference.

2.2        Warrant Agreement between the Company and   Report with Form 20-FR
           Oxbridge Limited dated May 13, 1996.        dated September 19, 1998
                                                       and incorporated herein
                                                       by reference.

3.1        Purchase Agreement dated June 7, 1996       Report with Form 20-FR
           between the Company, Slovgold A.G., and     dated September 19, 1998
           SSSRO.                                      and incorporated herein
                                                       by reference.

3.2        Mineral Right Contract between SSSRO and    Report with Form 20-FR
           Rudne Bane dated June 5, 1996 (translated). dated September 19, 1998 and incorporated herein
                                                       by reference.

3.3        Vancouver Stock Exchange approval of        Report with Form 20-FR
           SSSRO purchase dated July 30, 1996.         dated September 19, 1998
                                                       and incorporated herein
                                                       by reference.

3.4        Agreement dated July 1, 1996 between        Report with Form 20-FR
           SSSRO and Rudne Bane concerning land        dated September 19, 1998
           and building purchase (translated).         and incorporated herein
                                                       by reference.

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

3.7        Residential Tenancy Agreement between       Report with Form 20-FR
           the Company and Dusan Berka dated           dated September 19, 1998
           April 1, 1997.                              and incorporated herein
                                                       by reference.

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

3.10       Purchase Agreement dated May 14, 1996       Report with Form 20-FR
           between SSSRO and Rudne Bane concerning     dated September 19,1998
           underground and surface mine equipment      and incorporated herein
           (translated).                               by reference.

3.11       Purchase Agreement dated October 14,        Report with Form 20-FR
           1996 between SSSRO and Rudne Bane           dated September 19, 1998
           concerning concentrator buildings and       and incorporated herein
           land (translated).                          by reference

3.12       Mining permit dated September 30, 1996      Report with Form 20-FR
           issued to SSSRO (translated).               dated September 19, 1998
                                                       and incorporated herein
                                                       by reference

3.13       Decision of the Ministry Environment of     Report with Form 20-FR
           the Slovak Republic dated March 10, 1998    dated September 19, 1998
           designating the oil and gas exploration     and incorporated herein
           territory To Maseva, s.r.o. (translated).   by reference

3.14       Contract of Mandate dated March 16, 1998    Report with Form 20-FR
           between the Company and Maseva, s.r.o.      dated September 19, 1998
           (translated).                               and incorporated herein
                                                       by reference

3.15       Letter of Intent between the Company and    Report with Form 20-FR
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

4.4        Consolidated Audited financial statements   Report with Form 20-F
           for the year ended January  31, 1999        dated July 28, 1999
                                                       and incorporated herein
                                                       by reference

5.1        Consolidated unaudited financial            Report with Form 6-K
           statements for three months ended           dated October 6, 1999
           April 30, 1999                              and incorporated herein
                                                       by reference.

5.2        Consolidated unaudited financial            Report with Form 6-K
           statements for six months ended July 31,    dated October 7, 1999
           1999                                        and incorporated herein
                                                       by reference.

5.3        Form 27 Material Change Report; Form 20     Report with Form 6-K
           Report of Exempt Distribution, and          dated October 26, 1999
           Amended Form 20 Report of Exempt            and incorporated herein
           Distribution.                               by reference.

5.4        Form 27 Material Change Report.             Report with Form 6-K
                                                       dated December 20, 1999
                                                       and incorporated herein
                                                       by reference.

Exhibit
Number     Title of Document                           Location
------     -----------------                           --------

5.5        Consolidated unaudited financial            Report with Form 6-K
           statements for nine months ended October    dated January 11, 2000
           31, 1999.                                   and incorporated herein
                                                       by reference.

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

5.8        January 12, 2000 Notice of Minor Asset      Report with Form 6-K
           Transaction c/w the Montoro Option          dated April 3, 2000
           Assignment Agreement dated January 4,       and incorporated herein
           2000;                                       by reference

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

5.11       January 31, 2000 Form 27 Material Change    Report with Form 6-K
           Report re proposed Private Placement        dated April 3, 2000
                                                       and incorporated herein
                                                       by reference.

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

5.19       Agreement on the Assignment of shares in    Report with Form 6-K
           Rozmin s.r.o. Corp. between Belmont         dated April 11, 2000
           Resources Inc. and Gebruder Dorfner GmbH &  and incorporated herein
           Co. ("Dorfner") for 32.5% of Rozmin dated   by reference.
           February 24, 2000

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

5.22       Form 27 Material Change Report dated April Report with Form 6-K
           24, 2000                                   dated June 27, 2000
                                                      and incorporated herein
                                                      by reference.

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

5.24       Form 27 Material Change Report dated       Report with Form 6-K
           June 28, 2000                              dated July 7, 2000
                                                      and incorporated herein
                                                      by reference.

Exhibit
Number     Title of Document                           Location
------     -----------------                           --------

5.25       Form 27 Material Change Report dated June   Report with Form 6-K
           29, 2000                                    dated July 7, 2000
                                                       and incorporated herein
                                                       by reference.

5.26       Consolidated audited financial statements   Report with Form 20-F
           for the year ended January 31, 2000         dated July 31, 2000
                                                       and incorporated herein
                                                       by reference

6.1        Consolidated unaudited financial           Report with Form 6-K
           statements for the three months ended      dated August 17, 2000
           April 30, 2000                             and incorporated herein
                                                      by reference

6.2        Form 27 Material Change Report dated       Report with Form 6-K
           July 18, 2000                              dated August 17, 2000
                                                      and incorporated herein
                                                      by reference

6.3        Form 27 Material Change Report dated       Report with Form 6-K
           August17, 2000                             dated October 3, 2000
                                                      and incorporated herein
                                                      by reference

6.4        CDNX letter c/w Transaction Summary        Report with Form 6-K
           Form 5.1, Letter of Agreement between      dated October 3, 2000
           the Company and EuroGas GmbH Austria       and incorporated herein
           Form 5.2 and June 23, 2000                 by reference
           Termination & Transfer Agreement with
           EuroGas Inc. Form 5.3

6.8        Consolidated unaudited financial           Report with Form 6-K
           statements for the six-month period        dated October 18, 2000
           ended July 31, 2000                        and incorporated herein
                                                      by reference

6.9        Consolidated unaudited financial           Report with Form 6-K
           statements for the nine-month period       dated January 8, 2001
           ended October 31, 2000                     and incorporated herein
                                                      by reference

6.10       January 4, 2001 Agreement between          Report with Form 6-K
           EuroGas, Inc. and Belmont regarding        dated March 30, 2001
           Financing and Warrant Repricing            and incorporated herein
                                                      by reference

Exhibit
Number     Title of Document                           Location
------     -----------------                           --------

6.11       Form 27 Material Change Report dated        Report with Form 6-K
           January 11, 2001                            dated March 30, 2001
                                                       and incorporated herein
                                                       by reference

6.12       Form 27 Material Change Report dated        Report with Form 6-K
           February 14, 2001                           dated March 30, 2001
                                                       and incorporated herein
                                                       by reference

6.13       Form 27 Material Change Report dated        Report with Form 6-K
           April 11, 2001                              dated June 19, 2001
                                                       and incorporated herein
                                                       by reference

6.14       Form 27 Material Change Report dated        Report with Form 6-K
           April 24, 2001                              dated June 19, 2001
                                                       and incorporated herein
                                                       by reference

6.15       Form 27 Material Change Report dated        Report with Form 6-K
           May 16, 2001                                dated June 19, 2001
                                                       and incorporated herein
                                                       by reference

6.16       May 7/01 letter to CDNX c/w Form 5C,        Report with Form 6-K
           Rozmin s.r.o. Share Purchase Agreement      dated June 19, 2001
           dated March 27, 2001 and April 9, 2001      and incorporated herein
           Agreement                                   by reference

6.17       Notice of Annual General Meeting, Annual    Report with Form 6-K
           Report, Information Circular and proxy      dated July12, 2001
           related material                            and incorporated herein
                                                       by reference

6.18       Form 27 Material Change Report dated        Report with Form 6-K
           June 25, 2001                               dated July12, 2001
                                                       and incorporated herein
                                                       by reference

6.19       Consolidated unaudited financial            Report with Form 6-K
           statements for the three-month period       dated July12, 2001
           ended April 30, 2001                        and incorporated herein
                                                       by reference

6.20       Consolidated audited financial statements   Report with Form 20-F
           for the year ended January 31, 2001         dated July 27, 2001
                                                       and incorporated herein
                                                       by reference

                             BELMONT RESOURCES INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                              (IN CANADIAN DOLLARS)

       DALE            Partnership of:

   MATHESON
                       James F Carr-Hilton, Ltd.   Peter J Donaldson, Inc.   Fraser G Ross, Ltd
CARR-HILTON
                       Robert J Burkart, Inc.      Alvin F Dale, Ltd.        Robert J Matheson, Inc.
CHARTERED ACCOUNTANTS

----------------------------------------------------------------------------------------------------


                               AUDITORS' REPORT


To the Directors of
BELMONT RESOURCES INC.


We have audited the consolidated balance sheets of BELMONT RESOURCES INC. as at January 31, 2001, 2000 and 1999 and the consolidated statements of deficit, operations, and cash flows for each of the years ended January 31, 2001, 2000 and 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the company as at January 31, 2001, 2000 and 1999 and the results of its operations and cash flows for each of the years ended in accordance with Canadian generally accepted accounting principles. As required by the Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.



                                                 /s/DALE, MATHESON, CARR-HILTON
VANCOUVER, B.C.
MAY 15, 2001                                         CHARTERED ACCOUNTANTS



A MEMBER OF MGI INTERNATIONAL, A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTANTS AND BUSINESS ADVISORS

Vancouver Office: Suite 1700-1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687-4747 FAX: 604 687-4216 E-mail: dmc@dmch.com

Surrey Office: Suite 303-7337-137th Street, Surrey, B.C., Canada V3W 1A4, Tel:
604 572 4586 Fax: 604 572 4587 E-mail: dmc@dmch.com

                             BELMONT RESOURCES INC.

          CONSOLIDATED BALANCE SHEETS - JANUARY 31, 2001, 2000 AND 1999

                              (IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------
                                                                2001       2000
                                                                  $          $
--------------------------------------------------------------------------------

                                    ASSETS

CURRENT ASSETS

    Cash                                                      89,040     906,785
    Term deposit                                                 -       370,296
    Marketable securities (NOTE 3)                            48,500   2,100,149
    Accounts receivable (NOTE 10)                             40,030      11,266
    Advances and deposits (NOTE 4)                           371,990     100,001
    Prepaid expenses                                          11,085       6,129
                                                            --------   ---------
                                                             560,645   3,494,626



CAPITAL ASSETS (NOTE 6)                                       10,299       5,451

RESOURCE INTERESTS (NOTE 7)                                2,904,189     650,197

--------------------------------------------------------------------------------

                                                           3,475,133   4,150,274

--------------------------------------------------------------------------------





APPROVED ON BEHALF OF THE BOARD


 "Kenneth B. Liebscher" DIRECTOR
------------------------


 "Gary Musil" DIRECTOR
--------------





                           - SEE ACCOMPANYING NOTES -

                          BELMONT RESOURCES INC.

      CONSOLIDATED BALANCE SHEETS - JANUARY 31, 2001, 2000 AND 1999

                          (IN CANADIAN DOLLARS)


--------------------------------------------------------------------------------
                                                               2001        2000
                                                                 $           $
--------------------------------------------------------------------------------


                               LIABILITIES

CURRENT LIABILITIES


       Accounts payable and accrued liabilities             234,676      28,772
                     Short term loans (NOTE 8)               50,000         -
                                                           --------    --------
                                                            284,676      28,772

NON-CONTROLLING INTEREST IN SUBSIDIARY (NOTE 2(A))          118,915         -
                                                           --------    --------
                                                            403,591      28,772


                           SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 9)                                   13,902,565  13,605,585

DEFICIT                                                 (10,831,023) (9,484,083)
                                                        -----------  ----------
                                                          3,071,542   4,121,502
--------------------------------------------------------------------------------
                                                          3,475,133   4,150,274
--------------------------------------------------------------------------------


COMMITMENTS (NOTE 11)



                             - SEE ACCOMPANYING NOTES -

                             BELMONT RESOURCES INC.

                       CONSOLIDATED STATEMENTS OF DEFICIT

                   YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                              (IN CANADIAN DOLLARS)




--------------------------------------------------------------------------------
                                              2001          2000          1999
                                                $             $             $
--------------------------------------------------------------------------------

DEFICIT, beginning of year               (9,484,083)   (3,087,763)   (7,201,139)


       NET LOSS FOR THE YEAR             (1,346,940)   (6,396,320)    4,113,376




--------------------------------------------------------------------------------

DEFICIT, end of year                    (10,831,023)   (9,484,083)   (3,087,763)

--------------------------------------------------------------------------------





                          - SEE ACCOMPANYING NOTES -

                             BELMONT RESOURCES INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                   YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                              (IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------
                                               2001          2000          1999
                                                 $             $             $
--------------------------------------------------------------------------------

REVENUE
    Interest income                           12,692         7,753       14,282
                                            --------      --------      --------

EXPENSES
    Amortization                              33,251        14,626          916
    Consulting                                 5,000           -             -
    Foreign exchange (gain) loss                 (93)       10,346        2,419
    Legal and accounting                      25,703        13,824       30,899
    Office and sundry                         28,977        25,469       10,975
    Project investigation                      4,573        31,755        1,077
    Regulatory and filing fees                 8,877         6,877        5,811
    Rent                                      37,244        18,000       18,000
    Salaries and administration services     134,581       120,715      111,995
    Shareholder relations                     20,785        14,040       12,411
    Telephone and facsimile                    2,766         5,555        6,909
    Transfer agent fees                       12,719        12,458       12,154
    Travel and promotion                      22,701        25,539       22,650
                                            --------      --------      --------
                                             337,084       299,204      236,216
                                            --------      --------      --------

LOSS BEFORE OTHER ITEMS                     (324,392)     (291,451)    (221,934)
                                            --------      --------     ---------

OTHER ITEMS
    Gain on sale of oil and gas property         -            -        5,443,750
    Write-down of resource interests        (479,157)   (5,008,766)         -
    Accounts payable written off              12,100          -             -
    Loss on marketable securities (NOTE 3)
                        -disposals          (536,261)   (1,502,354)         -
                        -write-downs         (32,500)     (647,407)         -
    Write-down of advances                                 (54,999)         -
    Gain on disposal of capital assets           -             217          -
                                            --------     ---------     ---------
                                          (1,035,818)   (7,213,309)    5,443,750
                                           ---------     ---------     ---------

PROFIT (LOSS) BEFORE INCOME TAXES         (1,360,210)   (7,504,760)    5,221,816

RECOVERY OF NON-CONTROLLING INTEREST
IN LOSS OF SUBSIDIARY
                                              13,270    (7,504,760)         -
                                                                       ---------
                                                 -             -            -
                                           ---------     ---------     ---------
                                          (1,346,940)   (7,504,760)    5,221,816

FUTURE INCOME TAX PROVISION (RECOVERY)           -      (1,108,440)    1,108,440

--------------------------------------------------------------------------------

NET INCOME (LOSS) FOR THE YEAR            (1,346,940)   (6,396,320)    4,113,376

--------------------------------------------------------------------------------

EARNINGS (LOSS) PER SHARE (NOTE 2(f))
                        -basic                 (0.06)        (0.32)         0.21
                        -fully diluted           -             -            0.20

--------------------------------------------------------------------------------

                          - SEE ACCOMPANYING NOTES -

                             BELMONT RESOURCES INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                   YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                              (IN CANADIAN DOLLARS)


--------------------------------------------------------------------------------
                                               2001          2000          1999
                                                 $             $             $
--------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
    Net loss for the year                (1,346,940)   (6,396,320)    4,113,376
    Add non-cash items:
     Amortization                            33,251        14,626           916
     Gain on sale of oil and gas property       -             -      (5,443,750)
     Gain on disposal of capital assets         -            (217)    1,108,440
     Future income tax recovery                 -      (1,108,440)          -
     Loss on marketable securities          536,261     1,502,354           -
     Write-down of marketable securities     32,500       647,407           -
     Write-down of resource interests       479,157     5,008,766           -
     Recovery of accounts payable           (12,100)          -             -
     Recovery of non-controlling interest   (13,270)          -             -
     Write-down of advances                     -          54,999           -
                                           --------     ---------     ---------
                                           (291,141)     (276,825)     (221,018)
    Net changes in non-cash working
      capital items
     Accounts receivable                    (24,150)        6,170        (6,883)
     Refundable deposits                   (271,990)     (100,000)          -
     Prepaid expenses                           604        (2,643)        5,250
     Accounts payable and accrued
     liabilities                             47,026       (16,972)       (7,302)
                                          ---------     ---------      ---------
                                           (539,651)     (390,270)     (229,953)
                                          ---------     ---------      ---------
INVESTING ACTIVITIES
    Advances                                    -             -         (55,000)
    Mineral property expenditures        (2,409,260)      (84,201)     (333,801)
    Proceeds on sale of marketable
    securities                                  -       1,482,887     1,470,050
    Proceeds on sale of capital assets          -          24,474           -
    Acquisition of capital assets            (6,497)       (2,801)          -
                                         ----------    ----------    ----------

                                           (932,870)    1,407,522      (388,801)
                                         ----------    ----------    ----------
FINANCING ACTIVITIES
    Issuance of share capital               284,480        30,240       211,040
    Due to shareholders                         -            (220)          -
                                          ---------    -----------   ----------
                                            284,480        30,020       211,040
                                          ---------    -----------   ----------

DECREASE IN CASH                         (1,188,041)    1,047,272      (407,714)

CASH, beginning of year                   1,277,081       229,809       637,523

--------------------------------------------------------------------------------

CASH, end of year                            89,040     1,277,081       229,809

--------------------------------------------------------------------------------

CASH REPRESENTED BY
    Cash                                     89,040       906,785        29,809
    Term deposit                                -         370,296       200,000

--------------------------------------------------------------------------------

                                             89,040     1,277,081       229,809

--------------------------------------------------------------------------------

                           - SEE ACCOMPANYING NOTES -

                            BELMONT RESOURCES INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED JANUARY 31, 2001, 2000 AND 1999
                            (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES

--------------------------------------------------------------------------------
     a)     Consolidation

These financial statements include the accounts and operations of Slovgold Slovakia s.r.o. (SSSRO) and Rozmin s.r.o. (Rozmin). Both companies are registered Slovakian companies. The accounts of these companies have been consolidated on the following bases:

SSSRO

The Company owns 51% interest pursuant to a share acquisition agreement. (NOTE 7(A)). All significant intercompany transactions and balances have been eliminated. As a result of the write-down of the resource interests a shareholder deficiency exists within the subsidiary. Under Canadian Generally Accepted Accounting Principles a non-controlling interest in shareholders' deficiency is not recognized upon consolidation if such deficit is not likely to be funded by the non-controlling interest. Accordingly no amount has been recorded for non-controlling interest in the subsidiary.

SSSRO has a fiscal year end of December 31 for government filing requirements.

The accounts and operations of SSSRO have been consolidated for the periods January 1 to December 31, 2000 and 1999.

Rozmin

The Company owns 57% interest pursuant to a share purchase agreement (NOTE 7(D)). The acquisition has been accounted for using the purchase method. Allocation of the purchase consideration at April 15, 2000 relating to the acquisition was as follows:
                                                                $
                                                               ----
  Tangible assets acquired:
     Cash                                                     160,415
     Other current assets                                       9,570
     Mineral interests, at book value                         133,543
                                                             ---------
                                                              303,528
                                                             ---------
  Direct liabilities acquired:
     Accounts payable                                          25,912
     Non-controlling interest                                 119,376
                                                             ---------
                                                              145,288
                                                             ---------

  Net assets acquired                                         158,240

  Purchase consideration                                    2,181,066
                                                            ----------

  Excess consideration allocated to mineral interests       2,022,826
                                                            =========

                             BELMONT RESOURCES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED JANUARY 31, 2001, 2000 AND 1999
                              (IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES - CONT'D

--------------------------------------------------------------------------------

Rozmin has a fiscal year end of December 31 for government filing requirements.

The accounts and operations of Rozmin have been consolidated for the period April 15, 2000 to December 31, 2000. All significant intercompany transactions and balances have been eliminated.

b)   Capital assets

Capital assets not directly associated with resource interests are recorded at cost. Amortization is provided at 20% per annum on a declining balance basis. Amortization of capital assets directly related to resource interests is capitalized in mineral interests where such capital assets relate to direct exploration expenditures.

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

The Company reviews its resource interests whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable in relation to expected future cash flows. Should an impairment in carrying amount be indicated, a write-down to estimated recoverable value would be recorded at that time. (NOTE 7(a) AND (e))

Proceeds on dispositions of partial resource interests on properties are credited as a reduction of carrying costs. No profit or loss is realized until all the related costs have been offset by disposition proceeds. If a property is placed into commercial production, accumulated costs to production will be amortized based on units of production or depletion.

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

                             BELMONT RESOURCES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED JANUARY 31, 2001, 2000 AND 1999
                              (IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES  -  CONT'D

--------------------------------------------------------------------------------

The weighted average number of shares outstanding is as follows:

                                                           2001          2000
                                                           ----          ----

                                                      20,636,831     19,729,722
                                                      ==========     ==========
g)   Income taxes

The Company has adopted CICA Handbook Section 3465 "Future Income Taxes" which replaces "deferred income taxes". Under this accounting guideline the company records, subject to specified criteria, the effects of future income taxes using the expected rate of tax payable or recoverable on temporary differences between the accounting and tax basis of assets.

As the criteria for recording future income tax benefits resulting from available unutilized tax losses carried forward have not been met, no future income tax benefit has been recorded for the current year.

h)   Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Significant areas requiring the use of management estimates relate to the carrying value of the investment in securities, the determination of impairment of assets and their useful lives for amortization and income taxes. Financial results as determined by actual events could differ from those estimates.

The recorded cost of the Slovakian property was based on the estimated value of the share consideration paid. The Slovakian property was written-down to estimated recoverable value in a prior year. This value represents an estimate only. Actual recoverable value may be materially different than the carrying amount. (NOTE 7(a) AND (e)).

i)   Financial instruments

Financial instruments include cash, marketable securities (NOTE 3), accounts receivable, refundable advances, accounts payable and loans which are short-term in nature. The instruments are valued at market value at the balance sheet date.

j)   Risk management

The Company's primary assets at the balance sheet date are the resource interests in Slovakia held by Slovakian subsidiaries (NOTES 7(a) AND (d)). The Company could accordingly, be at risk for foreign currency fluctuations, developing legal and political environments and price fluctuations in resource sector markets.

The Company does not maintain significant cash or other monetary assets or liabilities in Slovakia. The Company relies on local consultants for the management of its Slovakian interests and for legal and accounting matters.

                            BELMONT RESOURCES INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                             (IN CANADIAN DOLLARS)


--------------------------------------------------------------------------------
3.   MARKETABLE SECURITIES
--------------------------------------------------------------------------------
   Marketable securities are recorded at the lower of cost or market value.

                                                              2001         2000
                                                                $            $
                                                              ----         ----

   Cost                                                      81,000    2,747,556

   Less: write-down to market value                          32,500      647,407
                                                             ------   ----------

                                                             48,500    2,100,149
                                                             ======    =========
--------------------------------------------------------------------------------
4.   ADVANCES AND DEPOSITS
--------------------------------------------------------------------------------
a) During the prior year, the Company entered into an initial option agreement to acquire a 25% interest in EnviGeo Trade s.r.o., a private Slovakian company that owns an oil and gas exploration license in north-eastern Slovakia. Terms of the agreement included payment by Belmont of a refundable deposit of $100,000 (paid) and an additional $400,000 payable within 90 days, subject to Belmont completing a due diligence assessment of the exploration license.

   After completing its due diligence, the Company decided not to exercise its option under this agreement and requested return of the deposit.

   On April 15, 2001, the debt was assigned to Sierra International Group Inc. and 300,000 common shares of EuroGas Inc. were deposited as collateral for the repayment of this advance.

   Interest of $10,000 Cdn. due on May 15, 2001 is still outstanding. If the advance is not repaid by May 31, 2001 the Company has authority to begin liquidating the EuroGas Inc. common shares to recover the debt. The Company subsequently agreed to a 30 day extension to June 30, 2001 in consideration of an additional $2,500 in interest.

b) During the year, the Company advanced a $150,000 U.S. refundable deposit as a right of first refusal to acquire a 25% interest in an oil and gas concession in the Sakha Republic. After due diligence, the Company decided not to proceed with this transaction and requested a return of the funds.

   On March 20, 2001, as the funds had not been received, the debt was assigned To Wolfgang Rauball and 700,000 common shares of Eurogas Inc. was delivered to the Company as collateral against the debt.

   Interest on the debt is payable quarterly at a rate of 15% per annum calculated from June 30, 2000. As at May 15, 2001, interest of $16,000 Cdn. has been received. If the principal sum is not repaid by June 30, 2001, the Company has authorization to begin liquidating the Eurogas Inc. common shares to recover the debt.

                            BELMONT RESOURCES INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                             (IN CANADIAN DOLLARS)


--------------------------------------------------------------------------------
4.     ADVANCES AND DEPOSITS - CONT'D
--------------------------------------------------------------------------------

c) The Company advanced funds totalling $56,740 on behalf of a related company to fund that company's participation requirements in the Ungava mineral interests. (NOTE 10(D)).


--------------------------------------------------------------------------------
5.   RECOVERY OF WRITTEN-OFF ADVANCE
--------------------------------------------------------------------------------

On May 1, 1998, the Company entered into a Memorandum of Understanding with Vista Developments Ltd., a company incorporated in the Turks and Caicos Islands, British West Indies. Vista was in the process of obtaining certain rights in Eastern Europe for acquisitions of oil and gas concessions.

The Company advanced $55,000 to Vista in respect of the memorandum.

No acquisitions or business ventures have resulted from the arrangement.

Due to uncertainty over the ability of the company to recover the advance, the amount was written down to a nominal value in the prior year

In the current year, the Company accepted 750,000 common shares of E.T.C. Industries Ltd. as payment against the original advance of $55,000. No amount has been recorded as a recovery in these financial statements. Upon disposition of the shares the Company will record a recovery for the net proceeds.


--------------------------------------------------------------------------------
6.   CAPITAL ASSETS
--------------------------------------------------------------------------------

                                            2001                       2000
                                              $                          $
                                  ---------------------------------     ---
                                             Accumulated
                                   Cost     Amortization      Net       Net
                                   -----     ------------     ----     ----

Office furniture and equipment     15,885       5,586       10,299     5,451
                                   ======       =====       ======     =====

                            BELMONT RESOURCES INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                             (IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------
7.     RESOURCE INTERESTS
--------------------------------------------------------------------------------
                                                        INCURRED DURING
                                             2000           THE YEAR      2001
                                               $               $            $
                                             ----       --------------     ----

a)  Pezinok  II
    Acquisition costs                     4,918,817          -        4,918,817
    Plant and equipment                     173,268          -          173,268
    Deferred costs                          425,354          -          425,354
                                        ------------     ---------    ----------
                                          5,517,439           -       5,517,439
    Less: write-down                     (5,017,439)      (400,000)  (5,417,439)
                                        ------------     ---------    ----------
                                            500,000       (400,000)     100,000
                                        ------------     ---------    ----------

b)  Maseva                                    -             42,500       42,500
                                        ------------     ---------    ----------

c)  Ungava
    Acquisition costs - cash                 55,000          -           55,000
                      - shares                 -            12,500       12,500
                                        ------------     ---------    ----------
                                             55,000         12,500       67,500
                                        ------------     ---------    ----------
    Deferred  costs
           Administration                      -            14,568       14,568
           Assay and sampling                  -               387          387
           Equipment rental                    -             2,290        2,290
           Geographical                        -             1,733        1,733
           Mapping and draughting              -             4,246        4,246
           Miscellaneous                       -               861          861
           Permits                             -             2,500        2,500
           Travel and accommodation            -            24,175       24,175
                                        ------------     ---------    ----------
                                               -            50,760       50,760
                                        ------------     ---------    ----------

                                             55,000         63,260      118,260
                                        ------------     ---------    ----------

d)  Rozmin
    Acquisition costs                        16,040      2,140,329    2,156,369
                                        ------------     ---------    ----------
    Mine development
     Tunnel construction and miscellaneous     -            90,933       90,933
     Waste disposal                            -            79,072       79,072
     Woodland clearing                         -            39,536       39,536
     Consulting                                -           185,821      185,821
                                        ------------     ---------    ----------
                                                 -         395,362      395,362
                                        ------------     ---------    ----------

    Plant and equipment                          -         42,849        42,849
                                        ------------     ---------    ----------
                                             16,040     2,578,540     2,594,580
                                        ------------     ---------    ----------
    Deferred  costs
      Consulting                                 -         15,271        15,271
      Miscellaneous                              -            776           776
      Travel and accommodation                   -         32,802        32,802
                                        ------------     ---------    ----------
                                                 -         48,849        48,849
                                        ------------     ---------    ----------

                                             16,040     2,627,389     2,643,429
                                        ------------     ---------    ----------

                            BELMONT RESOURCES INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                             (IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------
7.     RESOURCE INTERESTS - CONT'D
--------------------------------------------------------------------------------

e) Lac Rocher


   Acquisition costs  -  cash                60,500            -         60,500
                      - shares               55,000            -         55,000
   Less recoveries                          (37,500)           -        (37,500)
                                           ---------     -----------    -------
                                             78,000            -         78,000
   Exploration costs                          1,157            -          1,157
                                           ---------     -----------    -------
                                             79,157            -         79,157
   Less: write-down                             -           (79,157)     79,157
                                           ---------     -----------    -------
                                             79,157         (79,157)        -
                                           ---------     -----------    -------
                                            650,197       2,253,992   2,904,189
                                           ==========    ==========   ==========

a)     Pezinok II

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

Management feels that based on current gold prices the project is not currently viable. The mining and environmental permits for reopening the project expired at the end of 1999. The Company continues to hold the rights to the concessions, however to reopen the mining operation new permits will be required. The Company has not abandoned its interests in the concessions, however due to uncertainty over the viability of the mining operation at current gold prices management determined that a write-down of the carrying value of the concessions was appropriate.

A write-down of the value of the combined concessions and dedicated capital assets to $500,000 Cdn. was recorded in the prior year. Management has determined, based on current market conditions and company plans, that a further write-down was warranted at the year end to estimated recoverable value of $100,000.

b)   Maseva Property

In a prior year, the Company entered into an agreement with EuroGas, Inc. whereby it sold its 90% ownership in Maseva Gas s.r.o. ("Maseva").

In October, 2000, the Company reacquired the 90% ownership in Maseva for cash consideration of $42,500 (paid).

                            BELMONT RESOURCES INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                             (IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------
7.   RESOURCE INTERESTS - CONT'D
--------------------------------------------------------------------------------
c)   Ungava

On January 4, 2000, the Company entered into an option assignment agreement with Montoro Resources Inc. to acquire a 50% interest in an exploration permit in the Ungava region of Quebec.

Consideration for the acquisition was as follows:

i)   cash payments of $55,000 (paid)
ii) issuance of 50,000 common shares of the Company to Montoro (issued) at a deemed price $0.25 per share.
iii) completion of a Phase I exploration program in the amount of $30,000 by September 30, 2000 (completed).

d)   Rozmin

The Company signed an agreement on February 26, 2000 to acquire a 57% interest in Rozmin s.r.o., a private Slovakian mining company that controls a talc deposit in the eastern Slovak Republic. The total cash consideration for the transaction was 2,850,000 German marks ($2.061 million Cdn.).

A finder's fee of 150,000 German marks ($104,240 Cdn.) was paid.

Regulatory approval was received April 3, 2000 and the acquisition completed in two stages in mid April, 2000. (SEE NOTE 13)

e)   Lac Rocher

The Company entered into an agreement dated March 5, 1999 for the right to acquire a 100% interest in 67 mineral claims located in the Lac Rocher area, Quebec ("property"). The agreement provided the Company the right to acquire a 100% interest in the property by payment of $55,000 (paid) and issuance of 100,000 common shares (issued) at a deemed price of $0.50 per share.

On March 16, 1999, the Company entered into an agreement with Montoro Resources Inc. ("Montoro") whereby Montoro was granted an option to acquire 50% of Belmont's 100% interest in the claims. Montoro paid Belmont $30,000 and issued 50,000 common shares. In addition, Montoro was required to expend $35,000 on exploration on the property by September 30, 2000.

During the year, the Company determined that further expenditures were not warranted and has abandoned its interests in the Lac Rocher claims. Accordingly, all costs have been written off.


--------------------------------------------------------------------------------
8.   SHORT TERM LOANS
--------------------------------------------------------------------------------

The loans are repayable on demand and bear interest at the rate of 18% per annum until the loans are repaid in full (NOTE 10(G)).

                            BELMONT RESOURCES INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                             (IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------
9.     SHARE CAPITAL
--------------------------------------------------------------------------------

     a)  Authorized
         50,000,000 common shares at no par value

     b)  Issued                          2001                     2000
                              ----------------------       --------------------
                                          $                          $
                              NUMBER          AMOUNT        NUMBER       AMOUNT
                              ------          ------        ------       ------

Balance, beginning of year  19,764,012     13,605,585    19,600,012   13,520,345

Issued during the year for:

  Property acquisitions   i)    50,000         12,500       110,000       55,000

  Stock options exercised ii)  889,000        284,480        54,000       30,240
                              --------       --------       -------      -------

Balance, end of year        20,703,012     13,902,565    19,764,012   13,605,585
                            ==========     ==========    ==========   ==========

     i) During the year, 50,000 common shares at a price of $0.25 per share were issued for the acquisition of mineral interests.

     ii) During the year, 889,000 stock options were exercised at a price of $0.32 per share.

c) Stock Options

At the year end, the Company had share purchase options outstanding to directors and employees as follows:

           NUMBER OF     EXERCISE    EXPIRY
             SHARES       PRICE       DATE
             --------   -------     ------

             850,000     0.32      September 17, 2001
             230,000     0.32      January 13, 2002
              75,000     0.50      February 18, 2002
             900,000     0.32      August 17, 2002
          ----------
           2,055,000
          ==========

d) Escrow and pooled shares

There are no shares held in escrow or subject to pooling agreements as at the year end.

                            BELMONT RESOURCES INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                             (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
10.   RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

a)   During the year the Company incurred:
     i) $NIL (2000 - $58,420) for salaries and administrative services charged by a company controlled by a director, and $18,000 (2000 - $18,000) for rent to another company controlled by a director.
    ii) $NIL (2000 - $54,000) in management and consulting fees were charged by a director of the Company

b) Included in marketable securities are amounts totalling $17,000 (2000 - $7,500) in two publicly traded companies with common directors.

c)   Included in accounts receivable are:
     i) amounts totalling $14,629 (2000 - $2,367) owing by corporations with common directors.
     ii) an amount of $8,112 (2000 - $NIL) owing by a former director of the Company.

d) Included in advances is an amount of $56,740 (2000 - $NIL) due from a company with common directors (NOTE 4(C)).

e) Included in mineral interests is a concession acquired at a cost of $67,500 (2000 - $55,000) from a company with common directors.

f) Included in accounts payable is an amount of $189 (2000 - $4,745) due to a director.

g) Included in short term loans is an amount of $25,000 (2000 - $NIL) owing to an individual related to a director (NOTE 8).

h) During the year the Company received and repaid short term loans totalling $100,000 from a director and a company controlled by an individual related to a director.

Related party transactions have been recorded at their dollar exchange amount.

--------------------------------------------------------------------------------
11.  COMMITMENTS
--------------------------------------------------------------------------------

The Company has entered into a lease agreement for rental of office premises commencing January 1, 2001 and expiring November 30, 2003 at a basic rent of $2,203 per month.

The basic rent commitment to the expiry date is as follows:

                                                                 $
                                                               ----

                             2002                            26,432
                             2003                            26,432
                             2004 (to November 30, 2003)     22,027


The Company is also committed to paying its proportionate share of all taxes, operating costs and other charges as outlined in the lease agreement. In the first year of the lease agreement these costs are estimated to total $1,800 per month.

                            BELMONT RESOURCES INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                             (IN CANADIAN DOLLARS)


--------------------------------------------------------------------------------
12.   SEGMENTED INFORMATION
--------------------------------------------------------------------------------

Identifiable assets by geographic location:
                                        2001          2000
                                         $              $
                                        ----          ----

      Canada                           490,104     3,504,538
      Slovakia                       2,985,029       645,736
                                     ---------     ---------
                                     3,475,133     4,150,274
                                     =========     =========

--------------------------------------------------------------------------------
13.   SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

Subsequent to the year end, the following transaction occurred:

On March 27, 2001, the Company entered into an agreement whereby it will sell subject to regulatory and shareholder approvals, to EuroGas Inc. ("EuroGas") a company incorporated in Utah, USA, its 57% equity interest in the capital stock of Rozmin s.r.o.

Consideration for this transaction is as follows:

i. 12,000,000 common shares in the capital stock of EuroGas (less than 10% interest)
ii.  Granting by Rozmin of a 2% royalty to the Company on the gross revenue of talc sold
iii. The payment by EuroGas of a $100,000 U.S. non-refundable advance royalty. ($25,000 Cdn. received to date).
iv.  The repricing of outstanding 2,500,000 EuroGas warrants held by the
     Company from the current      price of $0.82 U.S. per warrant to $0.40
     U.S. per warrant for the balance of the term of the warrants (completed). The warrants expire on June 14, 2002.

As at May 15, 2001 regulatory approval had been conditionally granted. Final acceptance requires shareholder approval.

(SEE ALSO NOTE 4(a) AND (b)).

                            BELMONT RESOURCES INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                             (IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------
14.   NON-CASH TRANSACTIONS
--------------------------------------------------------------------------------

During the year the Company had the following non-cash transactions not reflected in the statement of cash flows:

                                                                 2001     2000
                                                                   $        $
                                                                 ----     ----

Issuance of share capital for resource interest acquisition.   12,500     55,000
                                                               ======     ======

--------------------------------------------------------------------------------
15.   LOSS CARRY FORWARD
--------------------------------------------------------------------------------

The Company has available non capital losses of approximately $1,361,000 which may be carried forward to apply against future income for tax purposes as follows:
                                              AMOUNT
                       AVAILABLE TO              $
                       ------------         ---------

                             2002              64,000
                             2003              38,000
                             2004             246,000
                             2005             255,000
                             2006             218,000
                             2007             260,000
                             2008             280,000
                                           ----------
                                            1,361,000
                                           ==========

The future potential income tax benefits of these losses has not been recorded in these financial statements.

--------------------------------------------------------------------------------
16.   COMPARATIVE FIGURES
--------------------------------------------------------------------------------

Certain of the 2000 comparative figures have been reclassified to conform with current presentation.

                            BELMONT RESOURCES INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                             (IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------
17.   RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED
      ACCOUNTING PRINCIPLES
--------------------------------------------------------------------------------

These financial statements are prepared using Canadian Generally Accepted Accounting Principles (GAAP) which do not differ materially from United States Generally Accepted Accounting Principles with respect to the accounting policies and disclosures in these financial statements except as set out below:

a) Under U.S. GAAP exploration costs which have been deferred in the accounts under Canadian GAAP would be recorded as period expenses.

b) Where full unrestricted exploitation or extraction rights are not established or have been relinquished any capitalized acquisition or development costs must also be expensed under U.S. GAAP.

i) If accounting principles generally accepted in the United States were followed, the effect on the consolidated statement of operations, shareholders' equity, balance sheet and cash flows would be:

                                            2001           2000           1999
                                             $               $             $
                                            ----           ----           ----

CONSOLIDATED STATEMENT OF OPERATIONS

Net income (loss) - Canadian GAAP       (1,346,940)      (6,396,320)   4,113,376

Adjustment for deferred exploration
 expenditures                             (580,320)        (360,000)       -

Adjustment for acquisitions costs          (67,500)         (16,040)       -
                                        ----------------------------------------
                                        (1,994,760)      (6,772,360)   4,113,376
                                        ========================================

Weighted average number of shares outstanding:

  Canadian GAAP and U.S. GAAP           20,636,831       19,729,722   20,345,920
                                        ========================================

  Earnings (loss) per share - U.S. GAAP      (0.10)            (0.34)       0.20
                                        ========================================

                             BELMONT RESOURCES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED JANUARY 31, 2001, 2000 AND 1999
                              (IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------

17. RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONT'D

--------------------------------------------------------------------------------

i)   Cont'd
                                                    2001        2000        1999
                                                      $           $           $
                                                    ----        ----        ----

BALANCE SHEET ITEMS

Assets:
Acquisitions costs - Canadian GAAP             2,223,869      16,040         -

Less adjustment - U.S. GAAP                      (67,500)    (16,040)        -

                                           -------------------------------------

                                               2,156,369         -           -

                                           =====================================


Resource interests - Canadian GAAP               680,320     634,157   5,557,846

Less adjustment - U.S. GAAP                     (580,320)   (360,000)         -

                                           -------------------------------------

Resource interests - U.S. GAAP                   100,000     274,157   5,557,846

                                           =====================================

Shareholders' equity - Canadian GAAP           3,071,542   4,121,502  10,432,662

Less adjustment for acquisitions costs
  and resource interests                        (647,820)   (376,040)        -

                                           -------------------------------------

Shareholders' equity - U.S. GAAP               2,423,722   3,745,462  10,432,662

                                           =====================================

Total assets - Canadian GAAP                   3,475,133   4,150,274  11,595,739

Less adjustment for acquisitions costs
  and resource interests                        (647,820)   (376,040)        -

                                           -------------------------------------

Total assets - U.S. GAAP                       2,827,313   3,774,234  11,595,739

                                           =====================================

                             BELMONT RESOURCES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED JANUARY 31, 2001, 2000 AND 1999
                              (IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------

17. RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONT'D

--------------------------------------------------------------------------------

     ii)   CONSOLIDATED STATEMENT OF CASH FLOWS:

                                                     2001       2000      1999
                                                       $          $         $
                                                     ----       ----      ----


Operating and investing activities under U.S.
GAAP would be restated as follows:

Operating activities - Canadian GAAP             (539,651)  (390,270)  (299,953)
Adjustment for acquisitions costs                 (67,500)   (16,040)       -

                                              ----------------------------------

Operating activities - U.S. GAAP                 (607,151)  (406,310)  (299,953)

                                              ==================================

Investing activities - Canadian GAAP             (932,870) 1,407,522   (388,801)
Adjustment for acquisitions costs                  67,500     16,040        -

                                              ----------------------------------

Investing activities - U.S. GAAP                  865,370  1,423,562   (388,801)
                                              ----------------------------------


iii)   Accounts receivable

U.S. GAAP requires disclosure of the amount of any allowance for doubtful accounts receivable.

The Company's allowance is not material, accordingly no disclosure is provided.

iv)   Stock based compensation

The Company has elected to follow Accounting Principles Board Opinion No.25 "Accounting for Stock issued to Employees" (APB 25) in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's options for common shares granted to employees is not less than the fair market value of the underlying stock on the date of the grant, no compensation expense has been recognized.

                             BELMONT RESOURCES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED JANUARY 31, 2001, 2000 AND 1999
                              (IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------

17. RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONT'D

--------------------------------------------------------------------------------

v)   Earnings per share

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share (SFAS 128), which established new standards for computing and presenting earnings per share effective for fiscal years ending after December 15, 1997. With SFAS 128, Primary earnings per share is replaced by Basic earnings per share which is computed by dividing income available to common shareholders by the weighted average number of shares outstanding for the period. In addition, SFAS 128 requires the presentation of Diluted earnings per share which includes the potential dilution that could occur if common stock equivalents or other potentially dilutive securities were exercised or converted into common stock.

Common stock equivalent shares are excluded from the computation if their effect is anti-dilutive, except that pursuant to the Securities and Exchange Staff Accounting Bulletins, common and common equivalent shares issued at prices below the public offering price during twelve months immediately preceding the initial filing date are included in the computation as if they were outstanding for all periods presented (using the treasury stock method and the initial offering price).

vi)   Reporting comprehensive income

In June 1997, the Financial Accounting Standards Board issued Statement No. 130 (SFAS 130), Reporting Comprehensive Income, which is required to be adopted for fiscal years beginning on or after December 15, 1997. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Reclassification of financial statements for earlier periods presented is required. As the Company's operations do not generate any comprehensive items, the adoption of this standard has no effect on the Company's financial statements.

vii)   Derivative instruments and hedging activities.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which standardises the accounting for derivative instruments. SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. As the Company's operations do not generate derivative instruments and hedging activities, the adoption of this standard has no effect on the Company's financial statements.

viii)   Other pronouncements

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard No. 131 ("Disclosures about Segments of an Enterprise and Related Information") ("SFAS 131") and No. 132 ("Employers' Disclosures About Pensions and Other Post Retirement Benefits ("SFAS 132). The pronouncements for these financial statements, do not differ materially from Canadian GAAP reporting.