Form 20-F/A
period 2001-01-31
BELMONT RESOURCES INC
filed 2001-12-14
CIK 1056301

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

                         COMMISSION FILE NUMBER: 0-29616

                             BELMONT RESOURCES INC.
                             ----------------------
             (Exact name of registrant as specified in its charter)

  British Columbia, Canada
-------------------------------                  -------------------------------
(State or jurisdiction of incorporation                  I.R.S. Employer
or organization)                                        Identification No.)

      600 -625 Howe  Street, Vancouver, British Columbia               V6C 2T6
      --------------------------------------------------               -------
     (Address of principal executive offices)                         (Zip Code)

                 Registrant's telephone number:  (604) 683-6648
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

Indicate by check mark which financials statement item the Company has elected to follow.

   Item 17   X        Item 18
           ---------          ---------

This Form 20-F/A consists of 2 pages.

                            TABLE OF CONTENTS

                                                                            PAGE

PART IV
     ITEM 17. AMENDED FINANCIAL STATEMENTS AND EXHIBITS                       27

SIGNATURE                                                                     27



Exhibit
Number   Title of Document                               Location
------   -----------------                               --------

6.25     Amended Annual Report and Consolidated          Report with Form 20-F/A
         Audited Financial Statements for the            and incorporated herein
         year ended January 31, 2001                     by reference.




                                  SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 BELMONT RESOURCES INC.



Dated: December 12, 2001                         By: /s/ Gary Musil
                                                    ---------------------------
                                                 Gary Musil, Secretary/Director
                                                 Chief Financial Officer

                            BELMONT RESOURCES INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                           (IN CANADIAN DOLLARS)

                          AUDITORS' REPORT - FORM 20-F


To the Directors of
  Belmont Resources Inc.


We have audited the consolidated balance sheets of Belmont Resources Inc. as at January 31, 2001 and 2000 and the consolidated statements of operations, deficit, and cash flows for each of the years ended January 31, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2001 and 2000 and the results of its operations and cash flows for each of the years ended January 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principle (Note 17), consistently applied.


                                    /s/ DALE, MATHESON, CARR-HILTON


Vancouver, Canada                                          Chartered Accountants
May 15, 2001

                          BELMONT RESOURCES INC.

         CONSOLIDATED BALANCE SHEETS - JANUARY 31, 2001, 2000 AND 1999

                          (IN CANADIAN DOLLARS)


                                                          2001            2000
                                                           $               $

                                  ASSETS

CURRENT ASSETS

   Cash                                                  89,040         906,785
   Term deposit                                            -            370,296
   Marketable securities (Note 3)                        48,500       2,100,149
   Accounts receivable (Note 10)                         40,030          11,266
   Advances and deposits (Note 4)                       371,990         100,001
   Prepaid expenses                                      11,085           6,129
                                                    -----------     -----------
                                                        560,645       3,494,626


CAPITAL ASSETS (Note 6)                                  10,299           5,451

RESOURCE INTERESTS (Note 7)                           2,904,189         650,197
--------------------------------------------------------------------------------

                                                      3,475,133       4,150,274




APPROVED ON BEHALF OF THE BOARD


/s/ Kenneth B. Liebscher   Director
--------------------------


/s/ Gary Musil             Director
--------------------------

                              - See Accompanying Notes -

                                BELMONT RESOURCES INC.

          CONSOLIDATED BALANCE SHEETS - JANUARY 31, 2001, 2000 AND 1999

                                (IN CANADIAN DOLLARS)


                                                          2001            2000
                                                           $               $

                                    LIABILITIES

CURRENT LIABILITIES
   Accounts payable and accrued liabilities             234,676          28,772
   Short term loans (Note 8)                             50,000            -
                                                    -----------     -----------
                                                        284,676          28,772

NON-CONTROLLING INTEREST IN SUBSIDIARY (Note 2(a))      118,915            -
                                                    -----------     -----------
                                                        403,591          28,772


                                SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 9)                               13,902,565      13,605,585

DEFICIT                                             (10,831,023)     (9,484,083)
                                                    -----------     -----------
                                                      3,071,542       4,121,502

                                                      3,475,133       4,150,274

COMMITMENTS (Note 11)



                            - See Accompanying Notes -

                               BELMONT RESOURCES INC.

                          CONSOLIDATED STATEMENTS OF DEFICIT

                      YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                                (IN CANADIAN DOLLARS)


                                              2001          2000          1999
                                               $             $             $


DEFICIT, beginning of year               (9,484,083)   (3,087,763)   (7,201,139)


NET LOSS FOR THE YEAR                    (1,346,940)   (6,396,320)    4,113,376

--------------------------------------------------------------------------------

DEFICIT, end of year                    (10,831,023)   (9,484,083)   (3,087,763)
================================================================================



                              - See Accompanying Notes -

                                 BELMONT RESOURCES INC.
                         CONSOLIDATED STATEMENTS OF OPERATIONS
                      YEARS ENDED JANUARY 31, 2001, 2000 AND 1999
                                 (IN CANADIAN DOLLARS)

                                              2001          2000          1999
                                               $             $             $

REVENUE
   Interest income                           12,692         7,753        14,282
                                         ----------    ----------    ----------

EXPENSES
   Amortization                              33,251        14,626           916
   Consulting                                 5,000          -             -
   Foreign exchange (gain) loss                 (93)       10,346         2,419
   Legal and accounting                      25,703        13,824        30,899
   Office and sundry                         28,977        25,469        10,975
   Project investigation                      4,573        31,755         1,077
   Regulatory and filing fees                 8,877         6,877         5,811
   Rent                                      37,244        18,000        18,000
   Salaries and administration services     134,581       120,715       111,995
   Shareholder relations                     20,785        14,040        12,411
   Telephone and facsimile                    2,766         5,555         6,909
   Transfer agent fees                       12,719        12,458        12,154
   Travel and promotion                      22,701        25,539        22,650
                                         ----------    ----------    ----------
                                            337,084       299,204       236,216
                                         ----------    ----------    ----------

LOSS BEFORE OTHER ITEMS                    (324,392)     (291,451)     (221,934)
                                         ----------    ----------    ----------

OTHER ITEMS
   Gain on sale of oil and gas property        -             -        5,443,750
   Write-down of resource interests        (479,157)   (5,008,766)         -
   Accounts payable written off              12,100          -             -
   Loss on marketable securities
      (Note 3)  - disposals                (536,261)   (1,502,354)         -
                - write-downs               (32,500)     (647,407)         -
   Write-down of advances                      -          (54,999)         -
   Gain on disposal of capital assets          -              217          -
                                         ----------    ----------    ----------
                                         (1,035,818)   (7,213,309)    5,443,750
                                         ----------    ----------    ----------

PROFIT (LOSS) BEFORE INCOME TAXES        (1,360,210)   (7,504,760)    5,221,816

RECOVERY OF NON-CONTROLLING
 INTEREST IN LOSS OF SUBSIDIARY              13,270    (7,504,760)         -
                                               -             -             -
                                         ----------    ----------    ----------
                                         (1,346,940)   (7,504,760)    5,221,816

FUTURE INCOME TAX PROVISION (RECOVERY)         -       (1,108,440)    1,108,440
================================================================================

NET INCOME (LOSS) FOR THE YEAR           (1,346,940)   (6,396,320)    4,113,376
================================================================================

EARNINGS (LOSS) PER SHARE
   (Note 2(f))  - basic                       (0.06)        (0.32)         0.21
                - fully diluted                -              -            0.20
================================================================================


                           - See Accompanying Notes -

                              BELMONT RESOURCES INC.
                       CONSOLIDATED STATEMENTS OF CASH FLOW
                    YEARS ENDED JANUARY 31, 2001, 2000 AND 1999
                              (IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------
                                              2001          2000          1999
                                               $             $             $
CASH FLOWS PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
   Net loss for the year                 (1,346,940)   (6,396,320)    4,113,376
   Add non-cash items:
     Amortization                            33,251        14,626           916
     Gain on sale of oil and gas property      -             -       (5,443,750)
     Gain on disposal of capital assets        -             (217)    1,108,440
     Future income tax recovery                -       (1,108,440)         -
     Loss on marketable securities          536,261     1,502,354          -
     Write-down of marketable securities     32,500       647,407          -
     Write-down of resource interests       479,157     5,008,766          -
     Recovery of accounts payable           (12,100)         -             -
     Recovery of non-controlling interest   (13,270)         -             -
     Write-down of advances                    -           54,999          -
                                         ----------    ----------    ----------
                                           (291,141)     (276,825)     (221,018)
   Net changes in non-cash working
    capital items
     Accounts receivable                    (24,150)        6,170        (6,883)
     Refundable deposits                   (271,990)     (100,000)         -
     Prepaid expenses                           604        (2,643)        5,250
     Accounts payable and accrued
      liabilities                            47,026       (16,972)       (7,302)
                                         ----------    ----------    ----------
                                           (539,651)     (390,270)     (229,953)
                                         ----------    ----------    ----------

INVESTING ACTIVITIES
   Advances                                    -             -          (55,000)
   Mineral property expenditures         (2,409,260)      (84,201)     (333,801)
   Proceeds on sale of marketable
     securities                           1,482,887     1,470,050          -
   Proceeds on sale of capital assets          -           24,474          -
   Acquisition of capital assets             (6,497)       (2,801)         -
                                         ----------    ----------    ----------
                                           (932,870)    1,407,522      (388,801)
                                         ----------    ----------    ----------

FINANCING ACTIVITIES
   Issuance of share capital                284,480        30,240       211,040
   Due to shareholders                         -             (220)         -
                                         ----------    ----------    ----------
                                            284,480        30,020       211,040
                                         ----------    ----------    ----------

DECREASE IN CASH                         (1,188,041)    1,047,272      (407,714)

CASH, beginning of year                   1,277,081       229,809       637,523
--------------------------------------------------------------------------------
CASH, end of year                            89,040     1,277,081       229,809
================================================================================

CASH REPRESENTED BY
   Cash                                      89,040       906,785        29,809
   Term deposit                                -          370,296       200,000
--------------------------------------------------------------------------------

                                             89,040     1,277,081       229,809



                             - See Accompanying Notes -

                               BELMONT RESOURCES INC.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                               (IN CANADIAN DOLLARS)


1.   OPERATIONS

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

          Rozmin

          The Company owns 57% interest pursuant to a share purchase agreement (Note 7(d)). The acquisition has been accounted for using the purchase method. Allocation of the purchase consideration at April 15, 2000 relating to the acquisition was as follows:

                                                                         $
                                                                    -----------
          Tangible assets acquired:
             Cash                                                       160,415
             Other current assets                                         9,570
             Mineral interests, at book value                           133,543
                                                                    -----------
                                                                        303,528
                                                                    -----------
          Direct liabilities acquired:
             Accounts payable                                            25,912
             Non-controlling interest                                   119,376
                                                                    -----------
                                                                        145,288
                                                                    -----------

          Net assets acquired                                           158,240

          Purchase consideration                                      2,181,066
                                                                    -----------

          Excess consideration allocated to mineral interests         2,022,826
                                                                    ===========

                               BELMONT RESOURCES INC.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                               (IN CANADIAN DOLLARS)


2.   SIGNIFICANT ACCOUNTING POLICIES - CONT'D

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


2.   SIGNIFICANT ACCOUNTING POLICIES - CONT'D


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

                               BELMONT RESOURCES INC.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                               (IN CANADIAN DOLLARS)


3.   MARKETABLE SECURITIES


     Marketable securities are recorded at the lower of cost or market value.

                                                         2001         2000
                                                          $            $
                                                         ----         ----

     Cost                                                 81,000      2,747,556

     Less: write-down to market value                     32,500        647,407
                                                      ----------     ----------

                                                          48,500      2,100,149
                                                      ==========     ==========



4.   ADVANCES AND DEPOSITS


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


4.   ADVANCES AND DEPOSITS - CONT'D


     c) The Company advanced funds totalling $56,740 on behalf of a related company to fund that company's participation requirements in the Ungava mineral interests. (Note 10(d)).



5.   RECOVERY OF WRITTEN-OFF ADVANCE


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


6.   CAPITAL ASSETS


                                                2001                    2000
                                                 $                       $
                                 ---------------------------------    --------
                                            Accumulated
                                   Cost     Amortization     Net        Net
                                  -----     ------------     ---        ---

     Office furniture
      and equipment               15,885        5,586       10,299      5,451
                                  ======        =====       ======      =====

                               BELMONT RESOURCES INC.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                               (IN CANADIAN DOLLARS)


7.   RESOURCE INTERESTS


                                                       Incurred during
                                               2000        the year      2001
                                                $             $           $
                                               ----    ---------------   ----

     a)   Pezinok II
          Acquisition costs                  4,918,817         -      4,918,817
          Plant and equipment                  173,268         -        173,268
          Deferred costs                       425,354         -        425,354
                                            ----------   ----------  ----------
                                             5,517,439         -      5,517,439
          Less: write-down                  (5,017,439)    (400,000) (5,417,439)
                                            ----------   ----------  ----------
                                               500,000     (400,000)    100,000
                                            ----------   ----------  ----------

     b)   Maseva                                  -          42,500      42,500
                                            ----------   ----------  ----------

     c)   Ungava
          Acquisition costs - cash              55,000         -         55,000
                            - shares              -          12,500      12,500
                                            ----------   ----------  ----------
                                                55,000       12,500      67,500
                                            ----------   ----------  ----------

          Deferred costs
            Administration                        -          14,568      14,568
            Assay and sampling                    -             387         387
            Equipment rental                      -           2,290       2,290
            Geographical                          -           1,733       1,733
            Mapping and draughting                -           4,246       4,246
            Miscellaneous                         -             861         861
            Permits                               -           2,500       2,500
            Travel and accommodation              -          24,175      24,175
                                            ----------   ----------  ----------
                                                  -          50,760      50,760
                                            ----------   ----------  ----------

                                                55,000       63,260     118,260
                                            ----------   ----------  ----------

     d)   Rozmin
          Acquisition costs                     16,040    2,140,329   2,156,369
                                            ----------   ----------  ----------
          Mine development
               Tunnel construction and
                miscellaneous                     -          90,933      90,933
               Waste disposal                     -          79,072      79,072
               Woodland clearing                  -          39,536      39,536
               Consulting                         -         185,821     185,821
                                            ----------   ----------  ----------
                                                  -         395,362     395,362
                                            ----------   ----------  ----------

          Plant and equipment                     -          42,849      42,849
                                            ----------   ----------  ----------
                                                16,040    2,578,540   2,594,580
                                            ----------   ----------  ----------
          Deferred costs
               Consulting                         -          15,271      15,271
               Miscellaneous                      -             776         776
               Travel and accommodation           -          32,802      32,802
                                            ----------   ----------  ----------
                                                  -          48,849      48,849
                                            ----------   ----------  ----------

                                                16,040    2,627,389   2,643,429
                                            ----------   ----------  ----------

                               BELMONT RESOURCES INC.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                               (IN CANADIAN DOLLARS)


7.   RESOURCE INTERESTS - CONT'D



     e)   Lac Rocher


          Acquisition costs - cash              60,500         -         60,500
                            - shares            55,000         -         55,000
          Less recoveries                      (37,500)        -        (37,500)
                                            ----------   ----------  ----------
                                                78,000         -         78,000
          Exploration costs                      1,157         -          1,157
                                            ----------   ----------  ----------
                                                79,157         -         79,157
          Less: write-down                        -         (79,157)     79,157
                                            ----------   ----------  ----------
                                                79,157      (79,157)       -
                                            ----------   ----------  ----------

                                               650,197    2,253,992   2,904,189
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


7.   RESOURCE INTERESTS - CONT'D

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


8.   SHORT TERM LOANS


     The loans are repayable on demand and bear interest at the rate of 18% per annum until the loans are repaid in full (Note 10(g)).

                               BELMONT RESOURCES INC.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                               (IN CANADIAN DOLLARS)


9.   SHARE CAPITAL


     a)   Authorized

          50,000,000 common shares at no par value

     b)   Issued                                       2001                       2000
                                          ---------------------------  ---------------------------
                                                             $                            $
                                            Number         Amount        Number         Amount
                                            ------         ------        ------         ------
          Balance, beginning of year     19,764,012     13,605,585     19,600,012     13,520,345

          Issued during the year for:

           Property acquisitions   i)        50,000         12,500        110,000         55,000

           Stock options exercised ii)      889,000        284,480         54,000         30,240
                                         ----------     ----------     ----------     ----------

           Balance, end of year          20,703,012     13,902,565     19,764,012     13,605,585
                                         ==========     ==========     ==========     ==========

           i) During the year, 50,000 common shares at a price of $0.25 per share were issued for the acquisition of mineral interests.

           ii) During the year, 889,000 stock options were exercised at a price of $0.32 per share.

     c)   Stock Options

          At the year end, the Company had share purchase options outstanding to directors and employees as follows:

                       Number of          Exercise            Expiry
                         Shares             Price              Date
                       ---------          --------            ------

                        850,000             0.32             September 17, 2001
                        230,000             0.32             January 13, 2002
                         75,000             0.50             February 18, 2002
                        900,000             0.32             August 17, 2002
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


10.  RELATED PARTY TRANSACTIONS


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



11.  COMMITMENTS


     The Company has entered into a lease agreement for rental of office premises commencing January 1, 2001 and expiring November 30, 2003 at a basic rent of $2,203 per month.

     The basic rent commitment to the expiry date is as follows:

                                                           $
                                                         -----

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


12.  SEGMENTED INFORMATION


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


13.  SUBSEQUENT EVENTS

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

     (See also Note 4 (a) and (b)).

                               BELMONT RESOURCES INC.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                               (IN CANADIAN DOLLARS)


14.  NON-CASH TRANSACTIONS


     During the year the Company had the following non-cash transactions not reflected in the statement of cash flows:

                                                             2001        2000
                                                              $           $
                                                             ----        ----

     Issuance of share capital for resource interest
       acquisition.                                         12,500       55,000
                                                           =======    =========



15.  LOSS CARRY FORWARD


     The Company has available non capital losses of approximately $1,361,000 which may be carried forward to apply against future income for tax purposes as follows:
                                                                Amount
                Available to                                       $
                ------------                                   -------

                  2002                                          64,000
                  2003                                          38,000
                  2004                                         246,000
                  2005                                         255,000
                  2006                                         218,000
                  2007                                         260,000
                  2008                                         280,000
                                                            ----------

                                                             1,361,000
                                                            ==========

     The future potential income tax benefits of these losses has not been recorded in these financial statements.


16.  COMPARATIVE FIGURES

     Certain of the 2000 comparative figures have been reclassified to conform with current presentation.

                               BELMONT RESOURCES INC.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                               (IN CANADIAN DOLLARS)


17. RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

          i) If accounting principles generally accepted in the United States were followed, the effect on the consolidated statement of operations, shareholders' equity, balance sheet and cash flows would be:

                                             2001         2000         1999
                                              $            $            $
                                             ----         ----         ----

               Consolidated Statement
                 of Operations

               Net income (loss) -
                 Canadian GAAP           (1,346,940)   (6,396,320)    4,113,376

               Adjustment for deferred
                 exploration expenditures  (580,320)     (360,000)         -

               Adjustment for
                 acquisitions costs         (67,500)      (16,040)         -
                                         --------------------------------------

                                         (1,994,760)   (6,772,360)    4,113,376
                                         ======================================
               Weighted average number
                 of shares outstanding:

                 Canadian GAAP and
                   U.S. GAAP             20,636,831    19,729,722    20,345,920
                                         ======================================

                 Earnings (loss) per
                   share - U.S. GAAP          (0.10)        (0.34)         0.20
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

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                               (IN CANADIAN DOLLARS)


17. RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONT'D


     i)   Cont'd

                                             2001         2000         1999
                                              $            $            $
                                             ----         ----         ----
          Balance sheet items

          Assets:
          Acquisitions costs -
            Canadian GAAP                 2,223,869        16,040          -

          Less adjustment - U.S. GAAP       (67,500)      (16,040)         -
                                         --------------------------------------

                                          2,156,369          -             -
                                         ======================================

          Resource interests -
            Canadian GAAP                   680,320       634,157     5,557,846

          Less adjustment - U.S. GAAP      (580,320)     (360,000)         -
                                         --------------------------------------

          Resource interests - U.S. GAAP    100,000       274,157     5,557,846
                                         ======================================

          Shareholders' equity -
            Canadian GAAP                 3,071,542     4,121,502    10,432,662

          Less adjustment for
            acquisitions costs and
            resource interests             (647,820)     (376,040)         -
                                         --------------------------------------

          Shareholders' equity -
            U.S. GAAP                     2,423,722     3,745,462    10,432,662
                                         ======================================

          Total assets - Canadian GAAP    3,475,133     4,150,274    11,595,739

          Less adjustment for
            acquisitions costs and
            resource interests             (647,820)     (376,040)         -
                                         --------------------------------------

          Total assets - U.S. GAAP        2,827,313     3,774,234    11,595,739
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

                     YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                               (IN CANADIAN DOLLARS)


17. RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONT'D

     ii)  Consolidated Statement of Cash Flows:

                                             2001         2000         1999
                                              $            $            $
                                             ----         ----         ----
          Operating and investing
            activities under U.S. GAAP
            would be restated as
            follows:

         Operating activities -
            Canadian GAAP                  (539,651)     (390,270)     (299,953)
       Adjustment for acquisitions costs    (67,500)      (16,040)         -
                                         --------------------------------------

       Operating activities - U.S. GAAP    (607,151)     (406,310)     (299,953)
                                         ======================================

       Investing activities -
         Canadian GAAP                     (932,870)    1,407,522      (388,801)
       Adjustment for acquisitions costs     67,500        16,040          -
                                         --------------------------------------

       Investing activities - U.S. GAAP     865,370     1,423,562      (388,801)
                                         ======================================

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

     viii)Other pronouncements

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